Exhibit 99.1

Itaú Corpbanca and subsidiaries Consolidate Financial Statement As of and for the years ended December 31, 2019 and 2018

INDEPENDENT AUDITOR’S REPORT Santiago, February 27, 2020 To the Shareholders and Directors of Itaú Corpbanca We have audited the accompanying consolidated financial statements of Itaú Corpbanca and subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2019 and 2018 and the related, consolidated statements of income, of other comprehensive income, of changes in equity and of cash flows for the years then ended, and the related notes to the consolidated financial statements. Management’s Responsibility for the consolidated financial statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting standards and instructions issued by the Commission for the Financial Market. This responsibility includes designing, implementing and maintaining internal control relevant for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Chilean generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement An audit involves performing procedures to obtain audit evidence on the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant for the preparation and fair presentation of the consolidated financial statements of the entity in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such an opinion. An audit also includes evaluating the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Santiago, February 27, 2020 Itaú Corpbanca 2 Opinion In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Itaú Corpbanca and subsidiaries as of December 31, 2019 and 2018, the results of its operations, and its cash flows for the years then ended, in conformity with accounting standards and instructions issued by the Commission for the Financial Market.

ITAÚ CORPBANCA AND SUBSIDIARIES Consolidated Financial Statements Content Page Consolidated Statements of Financial Position 2 Consolidated Statements of Income 3 Consolidated Statements of Other Comprehensive Income 4 Consolidated Statements of Changes in Equity 5 Consolidated Statements of Cash Flows 6 Notes to the Consolidated Financial Statements 7 $ = Amounts expressed in Chilean pesos. MCh$ = Amounts expressed in millions of Chilean pesos. US$ = Amounts expressed in US dollars. ThUS$ = Amounts expressed in thousands of US dollars. MUS$ = Amounts expressed in millions of US dollars. COP$ = Amounts expressed in Colombian pesos. MCOP$ = Amounts expressed in millions of Colombian pesos. UF = Amounts expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index). Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 1

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

	Notes	As of December 31, 2019 MCh$	2018 MCh$
ASSETS			
Cash and deposits in banks	5	1,009,681	987,680
Cash items in process of collection	5	231,305	318,658
Trading investments	6	181,402	86,938
Investments under resale agreements	7	75,975	109,467
Financial derivative contracts	8	3,154,957	1,368,957
Interbank loans, net	9	56,205	341,244
Loans and accounts receivable from customers, net	10	22,373,638	20,833,935
Available for sale investments	11	3,593,204	2,650,776
Held to maturity investments	11	115,682	198,910
Investments in companies	12	14,938	10,555
Intangible assets	13	1,617,745	1,613,807
Fixed assets	14	57,962	95,564
Right of use assets under lease agreements	15	204,559	-
Current taxes	16	85,516	123,129
Deferred taxes	16	184,167	154,599
Other assets	17	783,447	561,435
TOTAL ASSETS		**33,740,383**	**29,455,654**
LIABILITIES			
Deposits and other demand liabilities	18	4,873,448	4,300,475
Cash in process of being cleared	5	164,573	247,165
Obligations under repurchase agreements	7	559,457	1,015,614
Time deposits and other time liabilities	18	11,620,187	10,121,111
Financial derivative contracts	8	2,938,034	1,112,806
Interbank borrowings	19	2,646,756	2,327,723
Debt instruments issued	20	6,408,356	6,010,124
Other financial liabilities	20	12,966	12,400
Lease contracts liabilities	15	172,924	-
Current taxes	16	13	1,191
Deferred taxes	16	263	471
Provisions	21	194,107	237,170
Other liabilities	22	708,914	521,792
TOTAL LIABILITIES		**30,299,998**	**25,908,042**
EQUITY			
Attributable to equity holders of the Bank			
Capital	24	1,862,826	1,862,826
Reserves	24	1,195,849	1,290,131
Valuation accounts	24	42,140	15,232
Retained earnings		**245,287**	**156,342**
Retained earnings from prior years	24	156,342	35,909
Net income for the year	24	127,065	172,047
Less: Provision for mandatory dividends	24	(38,120)	(51,614)
Total equity attributable to equity holders of the Bank		3,346,102	3,324,531
Non-controlling interest	24	94,283	223,081
TOTAL EQUITY		**3,440,385**	**3,547,612**
TOTAL LIABILITIES AND EQUITY		**33,740,383**	**29,455,654**

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 2

ITAÚ CORPBANCA AND SUBSIDIARIES Consolidated Statements of Income (In millions of Chilean pesos - MCh$) For the years ended December 31, Notes 2019 2018 MCh$ MCh$ Interest income 25 1,719,940 1,698,645 Interest expense 25 (873,222) (851,654) Net interest income 846,718 846,991 Fee and commission income 26 244,196 237,956 Fee and commission expense 26 (69,792) (51,827) Net fee and commission income 174,404 186,129 Net income from financial operations 27 141,434 194,259 Net foreign exchange gain (loss) 28 27,626 (20,060) Other operating income 33 45,902 37,834 Net operating profit before provision for loan losses 1,236,084 1,245,153 Provision for loan losses 29 (322,693) (242,490) NET OPERATING PROFIT 913,391 1,002,663 Personnel salaries and expenses 30 (298,209) (294,747) Administrative expenses 31 (248,881) (291,736) Depreciation and amortization 32 (127,166) (86,817) Impairment 32 (728) (28) Other operating expenses 33 (65,991) (76,123) Total operating expenses (740,975) (749,451) OPERATING INCOME 172,416 253,212 Income from investments in companies 12 6,832 1,528 Operating income before income taxes 179,248 254,740 Income taxes 16 (46,784) (77,894) CONSOLIDATED INCOME FOR THE YEAR 132,464 176,846 Attributable to: Equity holders of the Bank 24 127,065 172,047 Non-controlling interest 24 5,399 4,799 Earnings per share attributable to equity holders of the Bank (in Chilean pesos) Basic earnings per share 24 0.248 0.336 Diluted earnings per share 24 0.248 0.336 The explanatory notes are an integral part of these Consolidated Financial Statements. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 3

ITAÚ CORPBANCA AND SUBSIDIARIES Consolidated Statements of Other Comprehensive Income (In millions of Chilean pesos - MCh$) For the years ended December 31, Notes 2019 2018 MCh$ MCh$ CONSOLIDATED INCOME FOR THE YEAR 24 132,464 176,846 OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS: Available for sale investments 24 19,508 (1,096) Exchange differences on investment in Colombia and New York branch 24 72,324 48,610 Loss from net investments in foreign operations hedge 24 (46,786) (36,533) Gain (loss) from cash flows hedge 24 (6,792) 11,289 Other comprehensive income before income taxes 38,254 22,270 Income taxes related to available for sale investments 24 (5,333) (2,073) Income taxes related to net investment in foreign operations hedge 24 14,373 10,565 Income taxes related to cash flows hedge 24 (162) (1,669) Income taxes on other comprehensive income 8,878 6,823 Other comprehensive income which may be reclassified subsequently to profit or loss, net of income taxes 47,132 29,093 OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS Defined benefits obligations 24 (4,432) (754) Income taxes related to defined benefits obligations 24 1,542 (44) Other comprehensive loss which may not be reclassified subsequently to profit or loss, net of income taxes (2,890) (798) TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR 24 44,242 28,295 CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR 24 176,706 205,141 Attributable to: Equity holders of the Bank 24 153,973 192,014 Non-controlling interest 24 22,733 13,127 The explanatory notes are an integral part of these Consolidated Financial Statements. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 4

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(In millions of Chilean pesos - MCh$)

				Reserves			Retained earnings					
	Note	Number of shares	Capital	Reserves from earnings	Other non-earnings reserves	Valuation accounts	Retained earnings from prior years	Income for the year	Provision for mandatory dividends	Total attributable to equity holders of the Bank	Non-controlling interest	Total equity
		Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2017		512,407	1,862,826	451,011	839,120	(4,735)	1,441	57,447	(17,234)	3,189,876	209,954	3,399,830
Distribution of income from previous year	24.b	-	-	-	-		57,447	(57,447)	-	-	-	-
Equity as of January 1, 2018		512,407	1,862,826	451,011	839,120	(4,735)	58,888	-	(17,234)	3,189,876	209,954	3,399,830
Dividends paid		-	-	-	-	-	(22,979)	-	17,234	(5,745)	-	(5,745)
Provision for mandatory dividends		-	-	-	-	-	-	-	(51,614)	(51,614)	-	(51,614)
Comprehensive income (loss) for the year		-	-	-	-	19,967	-	172,047	-	192,014	13,127	205,141
Equity as of December 31, 2018		512,407	1,862,826	451,011	839,120	15,232	35,909	172,047	(51,614)	3,324,531	223,081	3,547,612
Equity as of December 31, 2018		512,407	1,862,826	451,011	839,120	15,232	35,909	172,047	(51,614)	3,324,531	223,081	3,547,612
Distribution of income from previous year	24.b	-	-	-	-		172,047	(172,047)				
Equity as of January 1, 2019		512,407	1,862,826	451,011	839,120	15,232	207,956	-	(51,614)	3,324,531	223,081	3,547,612
Dividends paid		-	-	-	-	-	(51,614)	-	51,614	-	-	-
Provision for mandatory dividends		-	-	-	-	-	-	-	(38,120)	(38,120)	-	(38,120)
Comprehensive income for the year		-	-	-	-	26,908	-	127,065	-	153,973	22,733	176,706
Participation in Colombia increase		-	-	-	(94,282)	-	-	-	-	(94,282)	(151,531)	(245,813)
Equity as of December 31, 2019		512,407	1,862,826	451,011	744,838	42,140	156,342	127,065	(38,120)	3,346,102	94,283	3,440,385

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019

5

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In millions of Chilean pesos - MCh$)

	Notes	For the years ended December 31, 2019	2018
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:			
Operating income before income taxes		**179,248**	**254,740**
Debits (credits) to income that do not represent cash flows:			
Depreciation and amortization	32	127,166	86,817
Provisions for loans and accounts receivable from customers and interbank loans	29	381,358	290,958
Provisions and write-offs for assets received in lieu of payment		22,504	23,529
Impairment	32	728	28
Provisions for contingencies	33b)	507	1,998
Mark to market of investments and derivatives adjustment	27	(93,299)	(152,481)
Adjustment (profit) loss for instruments available for sale	27	(34,317)	(13,765)
Adjustment (profit) loss on sale credit portfolio	27	(14,588)	(25,884)
Net interest income		(846,718)	(846,991)
Fee and commission income	26	(244,196)	(237,956)
Fee and commission expense	26	69,792	51,827
Net foreign exchange gain (loss)	28	(27,626)	20,060
Net gain on sale of fixed assets		(1,593)	5,212
Net gain on sale of assets received in lieu of payment	33	(5,671)	(8,562)
Net gain on sale of participation in companies	12	(1,593)	(22)
Increase on deferred asset and liability		(29,776)	(4,453)
Other debits (credits) that do not represent cash flows		81,062	93,812
Subtotals		**(436,447)**	**(461,133)**
Loans and accounts receivable from customers and interbank loans		(1,254,664)	(1,610,676)
Investments under resale agreements	5c) i)	33,492	(80,943)
Obligations under repurchase agreements	5c) i)	(456,157)	594,694
Trading investments	5c) ii)	(55,236)	324,625
Available for sale investments	5c) ii)	(942,428)	165,186
Held to maturity investments	5c) ii)	83,228	3,120
Other assets and liabilities		(41,251)	(99,717)
Time deposits and other time liabilities		1,499,076	430,141
Deposits and other demand liabilities		572,973	159,296
Dividends received from investments in companies	12	1,172	1,506
Foreign borrowings obtained	5c) iii)	3,163,543	2,741,786
Repayment of foreign borrowings	5c) iii)	(2,928,952)	(2,636,867)
Interest paid		(590,814)	(873,121)
Interest received		1,663,507	1,951,250
Net fee and commission income		171,682	186,258
Taxes paid		(152,681)	(105,683)
Repayment of other borrowings		(566)	(4,666)
Proceeds from sale of assets received in lieu of payment		23,203	10,638
Net cash flows provided by operating activities		**352,680**	**695,694**
CASH FLOWS FROM INVESTMENT ACTIVITIES:			
Purchase of fixed assets and intangible assets	13-14	(65,716)	(82,952)
Sales of fixed assets		18,263	41,078
Payments for investments on subsidiaries		(268,175)	-
Investments in companies	12	1,818	61
Net cash flows used in investing activities		**(313,810)**	**(41,813)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Debt instruments issued		649,321	484,754
Redemption of debt issued		(633,671)	(911,047)
Dividends paid		(51,347)	(22,979)
Payments of lease liabilities	15	(34,226)	-
Net cash flows used in financing activities		**(69,923)**	**(449,272)**
Effect of changes in exchange rates		115,940	83,354
NET INCREASE IN CASH AND CASH EQUIVALENTS		**84,887**	**287,963**
Cash and cash equivalents at the beginning of the year		1,363,052	1,075,089
Cash and cash equivalents at end of the year	5	1,447,939	1,363,052
Net increase in cash and cash equivalents		**84,887**	**287,963**

Item	Note	As of January 1, 2019	Cash flows Received	Paid	Changes other than cash	Changes other than cash Acquisition	Interest	Currency exchange effects	Fair value changes	As of December 31, 2019
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued										
Mortgage finance bonds	20	53,463	-	(14,523)	-	-	1,993	-	-	40,933
Bonds (senior and subordinated)	20	5,956,661	649,321	(619,148)	-	-	340,480	40,109	-	6,367,423
Lease contracts liabilities	15	176,795	-	(34,226)	-	12,998	15,561	1,796	-	172,924
Totals		6,186,919	649,321	(667,897)	-	12,998	358,034	41,905	-	6,581,280
Dividends paid		-	-	(51,347)	-	-	-	-	-	-
Capital increase		-	-	-	-	-	-	-	-	-
Subtotal cash flows from financing activities		-	649,321	(719,244)	-	-	-	-	-	-
Total cash flows from financing activities (net)		-	(69,923)	-	-	-	-	-	-	-

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 6

ITAÚ CORPBANCA AND SUBSIDIARIES Notes to the Consolidated Financial Statements Page Note 1 GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 8 Note 2 ACCOUNTING CHANGES 58 Note 3 SIGNIFICANT EVENTS 59 Note 4 REPORTING SEGMENTS 63 Note 5 CASH AND CASH EQUIVALENTS 66 Note 6 TRADING INVESTMENTS 68 INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE Note 7 69 AGREEMENTS Note 8 FINANCIAL DERIVATIVE CONTRACTS AND HEDGE ACCOUNTING 71 Note 9 INTERBANK LOANS 80 Note 10 LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS 81 Note 11 INVESTMENT INSTRUMENTS 86 Note 12 INVESTMENTS IN COMPANIES 88 Note 13 INTANGIBLE ASSETS 90 Note 14 FIXED ASSETS 92 Note 15 ASSETS FOR RIGHT OF USE AND LEASE CONTRACTS LIABILITIES 94 Note 16 CURRENT TAXES AND DEFERRED TAXES 96 Note 17 OTHER ASSETS 101 Note 18 DEPOSITS AND OTHER DEMAND LIABILITIES AND TIME DEPOSITS 102 Note 19 INTERBANK BORROWINGS 103 Note 20 DEBT INSTRUMENTS ISSUED AND OTHER FINANCIAL LIABILITIES 104 Note 21 PROVISIONS 108 Note 22 OTHER LIABILITIES 114 Note 23 CONTINGENCIES, COMMITMENTS, AND RESPONSIBILITIES 115 Note 24 EQUITY 120 Note 25 INTEREST INCOME AND INTEREST EXPENSE 126 Note 26 FEE AND COMMISSION INCOME AND EXPENSE 127 Note 27 NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS 128 Note 28 NET FOREIGN EXCHANGE GAIN (LOSS) 129 Note 29 PROVISION FOR LOAN LOSSES 130 Note 30 PERSONNEL SALARIES AND EXPENSES 132 Note 31 ADMINISTRATIVE EXPENSES 133 Note 32 DEPRECIATION, AMORTIZATION, AND IMPAIRMENT 134 Note 33 OTHER INCOME AND OPERATING EXPENSES 139 Note 34 RELATED PARTY TRANSACTIONS 141 Note 35 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES 144 Note 36 RISK MANAGEMENT 156 Note 37 MATURITIES OF FINANCIAL ASSETS AND LIABILITIES 177 Note 38 FOREIGN CURRENCY 178 Note 39 SUBSEQUENT EVENTS 179 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 7

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies General Information – Background of Itaú Corpbanca and subsidiaries Itaú Corpbanca (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Commission for the Financial Market (onwards “CMF”) which, as of June 1, 2019, assumed the functions of the Superintendency of Banks and Financial Institutions (“SBIF”), in accordance with the Decree with Force of Law (DFL) No. 3 dated January 12, 2019, which sets a new consolidated, systematized and agreed text for the General Bank Law. As a consequence of the merger of Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca“1. The current ownership structure is 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family, and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and Saieh Family through CorpGroup and other societies have signed a shareholders’ agreement relating to corporate governance, dividend policy, transfer of shares, liquidity, and other matters. Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. The Bank has total consolidated assets for MCh$33,740,383 (MUS$45,061) and equity for MCh$3,440,385 (MUS$4,595). Focused on large and medium size companies and people, Itaú Corpbanca offers universal banking services. The merged bank has become the fifth largest private bank in Chile2, giving rise to a banking platform for future expansion in Latin America, specifically in Chile, Colombia, and Peru. The legal address of Itaú Corpbanca is Rosario Norte No 660, Las Condes, Santiago, Chile, and its web site is www.itau.cl The Consolidated Financial Statements as of December 31, 2019, were approved by the Board of Directors on February 27, 2020. Significant Accounting Policies and Others a) Accounting period The Consolidated Financial Statements are referred as of December 31, 2019 and 2018 and comprise the years ended December 31, 2019 and 2018. b) Basis of preparation of the Consolidated Financial Statements These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (onwards “CAS”) issued by the SBIF, currently integrated with the CMF. Banks must use the accounting criteria set forth in the CAS and in everything that is not dealt with by it and does not contradict its instructions, they must adhere to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If there are discrepancies between IFRS and the accounting criteria set forth in the CAS, the latter will prevail. 1 The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor. 2 As of December 31, 2019, as reported by the CMF. See www.cmfchile.cl Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 8

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued The present Consolidated Financial Statements incorporate a significant accounting change due to the adoption of IFRS 16 “Leases”. See new accounting policy in letter g) of this section. Disclosures related to impacts and criteria applied are set forth in Note 2 Accounting Changes. Notes to these Consolidated Financial Statements contain information additional to that disclosed in the Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows. On them descriptive and disaggregated information is presented. They provide narrative descriptions or disaggregation of such Consolidated Financial Statements in a clear, relevant, reliable, and comparable manner. c) Consolidation criteria The same accounting policies, presentation, and valuation methods applied in these Consolidated Financial Statements were used in the preparation of the separate financial statements of Itaú Corpbanca and subsidiaries (hereinafter the “Group” or the “Bank”) as of December 31, 2019 and December 31, 2018 and include the adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with the standards established in the CAS. Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Consolidated Financial Statements. Assets, liabilities, income, and results of operations of subsidiaries, net of consolidation adjustments, represent 20%, 22%, 37%, and 52%, respectively, of total consolidated assets, liabilities, income, and operating results as of December 31, 2019 (24%, 26% 36%, and 34% as of December 31, 2018, respectively). (i) Controlled entities The Bank, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Thus, the Bank controls an investee if and only if has all the following: 1) Power over the investee, which is related to the existing rights that give the Bank the current ability to direct the relevant activities, these being those that significantly affect the investee’s returns; 2) Exposure, or rights, to variable returns from its involvement with the investee; 3) Ability to use its power over the investee to affect the amount of the Bank’s returns; When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the actual ability to direct the relevant activities, then it will be concluded that the Bank has control over the investee. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 9

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include:

- The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders.
- Potential voting rights held by the Bank, other voting holders or other parties.
- Rights that arise from other contractual agreements.
- Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings.

The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above.

The financial statements of the controlled companies are consolidated with those of the bank through the global integration method (line by line). In accordance with this method, all balances and transactions between consolidated companies are eliminated through the consolidation process. Therefore, the Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

The following table details the entities controlled by Itaú Corpbanca, therefore, they are part of the consolidation perimeter:

	Market	Country	Functional currency	Ownership percentage					
				As of December 31, 2019			As of December 31, 2018		
				Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
Itaú Corredores de Bolsa Limitada (1) (10) (12)	Local	Chile	$	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Administradora General de Fondos S.A. (1) (9)		Chile	$	99.994	0.006	100.000	99.994	0.006	100.000
Itaú Corredores de Seguros S.A. (1) (5) (8)		Chile	$	99.990	0.010	100.000	99.900	0.100	100.000
Itaú Asesorías Financieras Ltda. (1) (7) (14)		Chile	$	99.990	0.010	100.000	99.990	0.010	100.000
CorpLegal S.A. (1) (13) (15)		Chile	$	-	-	-	99.990	0.010	100.000
Recaudaciones y Cobranzas Ltda. (1) (11)		Chile	$	99.990	0.010	100.000	99.999	0.001	100.000
Itaú Corpbanca New York Branch (1) (6)	Foreign	EE.UU	US$	100.000	-	100.000	100.000	-	100.000
Itaú Corpbanca Colombia S.A. (2) (16)		Colombia	COP$	87.100	-	87.100	66.279	-	66.279
Itaú Corredor de Seguro Colombia S.A. (2)		Colombia	COP$	78.980	-	78.980	78.980	-	78.980
Itaú Securities Services Colombia S.A. (2)		Colombia	COP$	5.499	82.310	87.809	5.499	62.634	68.133
Itaú Comisionista de Bolsa Colombia S.A (2)		Colombia	COP$	2.219	85.166	87.385	2.219	64.807	67.026
Itaú Asset Management Colombia S.A. (2)		Colombia	COP$	-	87.083	87.083	-	66.266	66.266
Itaú (Panamá) S.A. (3)		Panama	US$	-	87.100	87.100	-	66.279	66.279
Itaú Casa de Valores S.A. (4)		Panama	US$	-	87.100	87.100	-	66.279	66.279

(1) Companies regulated by the Chilean Financial Market Commission (CMF)
(2) Companies supervised by the Financial Superintendence of Colombia (SFC) which has a supervision agreement with the CMF.
(3) Company supervised by the Superintendence of Banks of Panama.
(4) Company supervised by the Superintendence of the Stock Market of Panama.
(5) On April 1, 2018, the merger of the companies CorpBanca Corredores de Seguro S.A. and Itaú Chile Corredora de Seguros Limitada became effective through the absorption of the latter entity in the former, being its new corporate name Itaú Corredores de Seguros S.A.
(6) Company audited by the Office of the Comptroller of the Currency (OCC) and the Federal Reserve (FED).
(7) On July 4, 2018, Itaú Asesorías Financieras S.A. acquired 2 shares of the company from minority investors, with which Itaú Corpbanca and subsidiaries now control 100% of the company's shares.
(8) On September 10, 2018, Itaú Corpbanca acquired 127,901 shares from minority investors, thereby controlling (directly and indirectly) 100% of the entity.
(9) On December 10, 2018, Itaú Corpbanca acquired 1 share from a minority investor, thereby controlling (directly and indirectly) 100% of the entity.
(10) On August 1, 2018, the corporate name of Itaú Corpbanca Corredores de Bolsa S.A. was modified, replacing it with Itaú Corredores de Bolsa Limitada.
(11) On May 2, 2019, Itaú Corredores de Bolsa sold its participation in Itaú Asesorias Financieras to Instacob (Itaú Corpbanca Recaudaciones y Cobranzas).
(12) On May 2, 2019, Itaú Asesorías Financieras sold to Itaú Corredores de Bolsa its participation in Instacob (Itaú Corpbanca Recaudaciones y Cobranzas).
(13) On May 2, 2019, Itaú Corredores de Bolsa sold to Itaú Corpbanca the participation in Corplegal, with which Itaú Corpbanca becomes a 100% shareholder of the entity.
(14) On May 2, 2019, Itaú Asesorías Financieras changes its legal status from a traded shares company to a limited liability company.
(15) On May 20, 2019 Corplegal S.A. was dissolved.
(16) On December 3, 2019, Itaú Corpbanca completed the acquisition of Itaú Corpbanca Colombia shares owned by Helm LLC and Kresge Stock Holding Company Inc.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 10

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

(ii) Associated entities and/or business support

Associated entities are those over which the Bank has significant influence; although not control or joint control. If the Bank holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case, and subsequently increased or decreased to recognize either the Bank's proportional share in the net profit or loss of the associate and other movements recognized in its equity. The lower value arising from the acquisition of an associate is included in the book value of the investment net of any accumulated impairment loss.

Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote.

The following entities are considered "Associated entities", in which the Bank has participation and are accounted for by applying the equity method, according to IAS 28:

Associates name	Principal activity	Place of incorporation and of business	As of December 31, 2019 % participation
Nexus S.A	Credit and debit card operator	Santiago, Chile	12.90%
Transbank S.A	Credit card operator	Santiago, Chile	8.72%

Itaú Corpbanca exercises significant influence by virtue of its voting right to appoint a representative in the Board of Directors. This, among other business considerations, led the Administration to conclude that Itaú Corpbanca has significant influence over the aforementioned mentioned entities.

(iii) Investments in other companies

Investments in other companies, represented by shares or rights in other companies, are those in which the Bank has neither control nor significant influence. These investments are recorded at cost, and adjustments for impairment losses are recorded when appropriate.

(iv) Funds management, trust business and other related businesses

The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services. Managed funds belong to third parties and, therefore, are not included in the Consolidated Statement of Financial Position.

The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note No.23 Contingencies, Commitments, and Responsibilities, letter c), related to Responsibilities recorded in off-balance-sheet accounts.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 11

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued In accordance with IFRS 10 “Consolidated Financial Statements” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects: · Scope of its decision-making authority over the investee. · Rights held by other parties · The remuneration to which it is entitled to in accordance with the remuneration agreements. · Decision-maker’s exposure to variability of returns from other interests that it holds in the investee. The Bank does not control or consolidate any trusts or other entities related to this type of business. The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of December 31, 2019 and 2018 they act as Agents and, therefore, none of these investment vehicles is consolidated. d) Non-controlling interest Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Consolidated Statement of Income, and separately from shareholders’ equity in the Consolidated Statement of Financial Position. Additionally, the non-controlling interests in the Consolidated Statements of Financial Position will be presented, within the equity under item “Non-controlling interest”, separately from the equity attributable to owners of the Bank. Changes in the ownership interest of a parent in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with owners in their capacity as owners). The Bank attributes the result of the period and each component of other comprehensive income to the owners of the Bank and to the non-controlling interests. The Bank also attributes the total integral result to the owners of the Bank and to the non-controlling interests even if the results of the non-controlling interests give rise to a debit balance. e) Business combination and goodwill Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Bank, liabilities incurred by the Bank to the former owners of the acquiree and the equity interests issued by the Bank in exchange for control of the acquiree. Acquisition costs incurred are expensed and included in administrative expenses. When Itaú Corpbanca and its subsidiaries (the Group) acquires a business, evaluates the identifiable assets acquired and liabilities assumed to determine proper classification and designation based on contractual conditions, economic circumstances, and other relevant conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 12

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill acquired in a business combination is assigned, from the date of acquisition, to each of the Group’s cash generating units (CGU) that are expected to benefit from the combination, independently of whether other assets or liabilities of the acquiree are assigned to those units. When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation sold when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU. f) Functional and presentation currency The Bank has defined as its functional and presentation currency the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency that influences its costs and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean peso are treated as “foreign currency”. The Bank translates accounting records of its subsidiaries in New York and in Colombia into Chilean pesos from US dollars and Colombian pesos, respectively, in accordance with instructions established by the CMF, which are consistent with IAS 21 “Effects of the Variations in the Exchange Rates of the Foreign Currency”. All amounts in the Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income and the Consolidated Statement of Financial Position are translated into Chilean pesos according to the exchange rate indicated in letter g) below. None of the markets in which Itaú Corpbanca and subsidiaries operate qualify as a hyperinflationary economy. g) Foreign currency Transactions in foreign currency are initially recorded by the Bank entities at the exchange rates of their respective functional currencies at the date these transactions first meet the conditions for their recognition. Monetary assets and liabilities denominated in foreign currency are converted at the closing exchange rate of the functional currency in force at the closing date of the reporting period. All differences arising from the settlement or conversion of monetary items are recognized in the results, except for those that correspond to the monetary items that are part of the hedge of a net investment, at which time the cumulative difference in equity is reclassified to profit and loss (settlement). Tax effects attributable to the exchange differences on such monetary items are also recorded in Other Comprehensive Income. Non-monetary items in foreign currency, which are measured in terms of historical cost, are converted using the exchange rate on the date of the transaction. Non-monetary items that are measured at their fair value in foreign currency are translated using the exchange rates on the date on which that fair value is measured. Gains or losses arising from the translation of non-monetary items measured at their fair value are recognized based on how the gains and losses arising from the change in fair value are recognized in Other Comprehensive Income or in Income, in accordance with IAS 21. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 13

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued The Bank grants loans and receives deposits in amounts denominated in foreign currency, mainly in US dollars and Colombian pesos. The balances of the Financial Statements of the consolidated entities whose functional currency is different from the Chilean peso are converted to the presentation currency, according to the following: · Assets and liabilities, by using exchange rates as of the date of the Consolidated Financial Statements. · Income and expenses and cash flows, by using the exchange rates as of the date of each transaction. Exchange differences arising from translating balances in functional currencies of the consolidated entities other than Chilean pesos into Chilean pesos, are recorded as “Exchange differences” in Equity under the line item “Valuation accounts”, until the meet the derecognition criteria for the Consolidated Statement of Financial Position, and is subsequently recorded in profit or loss. The net amount of foreign exchange gains and losses includes the recognition of the effects of changes in the exchange rate over assets and liabilities denominated in foreign currencies and gains and losses arising from exchange rate changes affecting current and future transactions (highly probable transactions) entered into by the Bank. Assets and liabilities in foreign currencies are shown at their equivalent amount in pesos, calculated using the exchange rate of $748.77 per US$1 (US dollar) as of December 31, 2019 ($694.73 as of December 31, 2018) and the exchange rate of $0.2284 per COP$1 (Colombian peso) as of December 31, 2019 ($0.2139 as of December 31, 2018). The financial statements of the New York branch, as well as the Colombian subsidiaries, have been translated using these exchange rates for consolidation purposes, in accordance with IAS 21, related to the valuation of investments abroad in countries with stable economy. h) Use of estimates and judgments The preparation of the Consolidated Financial Statements requires Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Consolidated Financial Statements, as well as income and expenses during the year. Actual results may differ from these estimates. Estimates and relevant assumptions are regularly reviewed by Management in order to properly measure some assets, liabilities, income, and expenses. Accounting estimates changes due to reviews are recognized in the year in which the estimate is reviewed and in any future period affected. In certain cases, CMF rules and International Financial Reporting Standards require that assets and liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When market prices in active markets are available, they have been used as a basis for valuation. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques. The Bank has established allowances to cover possible credit losses in accordance with the CAS. These regulations require that, in order to estimate allowances, they be evaluated regularly, taking into account factors such as changes in the nature and size of the loan portfolio, trends in the expected portfolio, credit quality and economic conditions that may affect the payment capacity of the debtors. Changes in allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income for the year. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 14

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued Loans are charged-off when the Bank’s management determines that the loan or a portion cannot be collected, this in accordance with CAS, as stated in chapter B-2 “Impaired loans and charge-offs”. Charge-offs are recorded as a reduction of the allowance for loan losses. In particular, information on most significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Consolidated Financial Statements are the following: · Useful lives of fixed assets and intangible assets (Notes 13, 14, and 32). · Goodwill - Impairment test (Notes 13 and 32). · Allowances for loan losses (Notes 9, 10, and 29). · Fair value of financial assets and liabilities (Note 35). · Provisions (Note 21). · Discount rates for lease contract obligations (Note 15) · Contingencies and commitments (Note 23). · Impairment losses of certain assets (Notes 9, 10, 13, 14, 29, and 32). · Current taxes and deferred taxes (Note 16). · Perimeter of consolidation and control assessment for consolidation purposes (Note 1, letter c)). During the year ended December 31, 2019, there have been no significant changes in estimates made at the end of 2018, other than those indicated in these Consolidated Financial Statements (see Note 2). i) Operating segments The Bank provides financial information for each operating segment in conformity with IFRS 8 “Operating Segments” in order to disclose information that enables financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to: · Better understand the Bank’s performance. · Better evaluate its future cash flow projections. · Form better opinions regarding the Bank as a whole. To comply with IFRS 8, Itaú Corpbanca identifies operating segments (Chile and Colombia) used by the Executive Committee to analyze and make decisions regarding operating, financing and investment matters, based on the following elements: (1) The nature of the products and services; (2) The nature of the processes; (3) The type or class of customer for their products and services; (4) The methods used to distribute their products or provide their services; and (5) If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities. The Executive Committee manages these segments using an in-house system of internal profitability reports and reviews its segments on the basis of the operating results and uses efficiency, profitability and other indicators to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York and Colombia. More information on each segment is presented in Note 4 Reporting Segments. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 15

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued j) Operations with repurchase and resale agreements Transactions with resale agreements are entered into as a form of investment. Under these agreements, financial instruments are sold, which are included as assets under “Investments under resale agreement” and are accounted for at amortized cost using the effective interest rate of the agreement. There are also sales transactions with a repurchase agreement as a form of financing. In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan, form part of the investment items of “Trading instruments” or “Available-for-sale investment instruments”. The obligation to repurchase the investment is classified in liabilities as “repurchase agreements and securities loans”, recognizing interest and inflation-indexation adjustments accrued as of the closing date. k) Classifications of financial instruments (i) Classification of financial assets for measurement purposes Financial assets are classified into the following specified categories: ‘trading investments’, ‘held to maturity investments’, ‘available for sale investments’ and ‘loans and accounts receivable from customers’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Financial assets are initially recognized at fair value plus, in the case of a financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue. Measurement criteria for financial assets recorded in the Consolidated Statement of Financial Position, are as follows: Financial assets measured at amortized cost Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the Consolidated Statement of Income) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates. The effective interest rate includes all commissions and other items paid or received that are part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset. Financial assets measured at fair value According to IFRS 13 “Fair Value Measurement”, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 16

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued Fair value is a market-based measurement, not an entity specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability). When a price for an identical asset or liability is not observable, an entity measures fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Because fair value is a market-based measurement, it is measured using the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk. Between valuation techniques are included the use of recent market transactions to sell the asset or to transfer the liability between market participants at the measurement date, references to the fair value of other substantially identical financial instrument, discounted cash flows and option pricing models. Consistent with this, the Bank’s intention to keep and asset or to sell, dispose or satisfy a liability is not relevant when estimating fair value. When determining fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. To increase consistency and comparability in fair value measurements and related disclosures, IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. In those rare cases when fair value cannot be reasonably estimated for a financial asset or liability, this is measured at its amortized cost. Additionally, in accordance to what is indicated in Chapter A-2 “Limitations or clarifications to the use of general criteria” of the Compendium of Accounting Standards, banks cannot designate financial assets or liabilities at fair value as an option instead of using the general criteria of amortized cost. The Consolidated Financial Statements have been prepared using the general criteria of amortized cost, except for: · Financial derivatives contracts measured at fair value. · Available for sale investments measured at fair value through other comprehensive income. · Trading investments measured at fair value. · Financial assets and liabilities under hedge accounting relationships which allow them to be measured at fair value. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 17

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued Trading investments Financial assets are classified as held for trading when they have been acquired mainly for the purpose of selling them in the near term and on initial recognition are part of a portfolio of identified financial instruments that the Bank manages together and have a recent actual pattern of short-term profit-taking. Trading investments are measured at fair value according to market quotes or by using valuation techniques at the closing date. Any gains or losses arising on remeasurement are recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the “Net income (expense) from financial operations” line item in the Consolidated Statement of Income. All purchases or sales of trading investments must be delivered within the term established by market conventions or regulations and are recorded at the trading date, which is the date when the purchase or sale is agreed. Any other purchase or sale is treated as a derivative (forward contract) until settlement. Held to maturity investments Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Any other investment instrument is classified as available for sale. Investment instruments are initially recorded at cost, which includes transaction costs. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment. Available for sale investments The category of instruments available for sale includes those instruments that are not classified as trading instruments or as held to maturity. Available for sale investments are subsequently measured at fair value according to market prices or valuation obtained by using valuation techniques, less impairment losses. Unrealized gains and losses originated as a consequence of fair value changes are recorded in valuation accounts within equity. When these investments are disposed or impaired, the recorded amount in equity is transferred to income and is reported under “Income (loss) from financial operations”. Interest and inflation-indexation adjustments of investments held to maturity and of instruments available for sale are included in “Interest income” in the Consolidated Statement of Income. Investment instruments that are treated as hedged items in hedge accounting relationships are adjusted according to the rules applicable to hedge accounting. See letter l) in this section. Purchases and sales of investment instruments that shall be delivered o settled within the term established by market regulations or conventions are recognized at the trading date when the purchase or sale of the instrument is agreed. Investment instruments must be permanently assess to timely identify impairment indication which may result in losses. Investment instruments must be permanently assess to timely identify impairment indication which may result in losses which are recorded in the Consolidated Statement of Income as “impairment”. The Bank has assessed its investments portfolio classified as “Held to maturity investments” and “Available for sale investments” in order to identify impairment indication. Such assessment includes economic analysis, risk ratings for the issuers, and Management’s ability and intent to hold those investments until maturity. Based on the Management’s evaluation of these investments it is concluded that no impairment indication exists as of and for the years ended December 31, 2019 and 2018. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 18

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued Loans and accounts receivables from customers and interbank loans Loans and accounts receivables from customers and interbank loans, originated and purchased, are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and for which the Bank has no intention to sell them immediately or in the short term. They are measured at amortized cost using the effective interest method, less any impairment determined according to the CAS. Financial derivative contracts Financial derivative contracts, which include foreign currency and Unidades de Fomento (UF) forwards, interest rate futures, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments are initially recognized in the Consolidated Statement of Financial Position at their fair value (including transaction costs), which is usually their acquisition cost, and subsequently measured at their fair value. The fair value is obtained from corresponding market pricings, discounted cash flows models and pricing valuation models. The derivative instruments are recognized as an asset when their fair value is positive and as a liability when they are negative in “Financial derivative contracts” in the Consolidated Statement of Financial Position. Additionally, the Credit Valuation Adjustment and Debit Value Adjustment is included as part of the fair value for each instrument, all that with the objective of properly reflect the counterparty and own risk in the fair value measurement. Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related with those of the host contract and when such host contracts are not measured at fair value through profit or loss. At inception of a derivative agreement, the Bank must designate it either as a derivative instrument for trading or for hedge accounting purposes. However, in some circumstances, the Bank can subsequently designate a derivative from the trading derivatives portfolio as a hedging instrument if the requirements for hedge accounting set in IAS 39, are met. Changes in the fair value of derivative instruments held for trading are included in “Net income (loss) from financial operations” in the Consolidated Statement of Income. If the derivative instrument is classified as hedging instrument for hedge accounting purposes, the hedge can be: 1) A fair value hedge of existing assets or liabilities or firm commitments 2) A cash flow hedge of existing assets or liabilities or forecast transactions 3) A net investment in foreign operations hedge, as defined by IAS 21 A hedging relationship qualifies for hedge accounting if, and only if, all of the following conditions are met: 1) At the inception of the hedge there is formal designation and documentation of the hedging relationship; 2) The hedge is expected to be highly effective; 3) The effectiveness of the hedge can be reliably measured and; 4) The hedge is assessed on an ongoing basis and determined to have actually been highly effective throughout the financial reporting periods for which the hedge was designated. Certain transactions with derivatives that do not qualify for being classified as hedging derivatives are treated and recognized as trading derivatives, even when they provide effective economic hedges of the risk positions. When a derivative instrument hedges the exposure to changes in the fair value of an existing asset or liability recorded in the Consolidated Statement of Financial Position, such hedged item is measured at fair value from the designation of the fair value hedge until its expiration in connection with the specific hedged risk. Fair value adjustments for both, the hedged item and the hedging instrument, are recognized in the Consolidated Statement of Income. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 19

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued If the hedged item in a fair value hedge is a firm commitment, the changes in the fair value of the firm commitment regarding the hedged risk are recognized as assets or liabilities with effect on the Consolidated Statement of Income for the period. Gains or losses from the changes in fair value measurement of the hedging derivative are recognized with effect on the Consolidated Statements of Income for the period. When a new asset or liability is acquired as a result of the firm commitment, the initial recognition of the acquired asset or liability is adjusted to incorporate the accumulated effect of the fair value valuation of the firm commitment recognized in the Consolidated Statement of Financial Position. When a derivative instrument hedges the exposure to changes in the cash flows of existing assets or liabilities, or forecast transactions, the effective portion of changes in the fair value related to the hedged risk is recognized in other comprehensive income and accumulated valuation accounts within equity. The cumulative loss or gain in cash flows hedge recorded in valuation accounts is transferred to the Consolidated Statement of Income to the extent that the hedged item impacts income because of the hedged risk, offsetting the effect in the same line item of the Consolidated Statement of Income. Any ineffective portion is directly recognized in the Consolidated Statement of Income. In case of a fair value hedge of interest rate risk of a portfolio with the hedged item representing currency value instead of individual assets or liabilities, gains or losses from the fair value measurement for both the hedged item and the hedging instrument, are recognized in the Consolidated Statement of Income, but the fair value adjustment of the hedged portfolio is presented in the Consolidated Statement of Financial Position under the “Other assets” or “Other liabilities” items, depending on the hedged portfolio balance as of the reporting date. Financial asset and liability balances are offset, i.e., reported in the Consolidated Statement of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. (ii) Classification of financial assets for presentation purposes For presentation purposes, financial assets are classified by their nature into the following line items in the Consolidated Statement of Financial Position: - Cash and deposits in banks: This item comprises cash, checking accounts and demand deposits at the Central Bank of Chile and other financial institutions in Chile and abroad. The amounts invested in overnight deposits will continue to be reported under this heading and in the corresponding lines or items. If no special item is indicated for these operations, they will be included together with the accounts reported. - Cash items in process of collection: this item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc. - Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading. - Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are held for trading or designated as hedging instruments in hedge accounting relationships, as disclosed in Note 8 to the Consolidated Financial Statements. - Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments. - Hedging derivatives: includes the fair value of derivatives designated as hedging instruments, including embedded derivatives segregated from hybrid financial instruments designated as hedging instruments, in hedge accounting relationships. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 20

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued - Interbank loans: this item includes balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in other financial asset classifications listed above. - Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and for which the Bank has no intention to sell them immediately or in the short term. When the Bank is the lessor in a lease contract, and it satisfied the performance obligations related to the leased asset, the transaction is accounted for as a loan and/or account receivable from customer while the leased asset is derecognized from the Consolidated Statement of Financial Position. - Investment instruments are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held to maturity investment category includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale. (iii) Classification of financial liabilities for measurement purposes Financial liabilities are generally measured at amortized cost, except for those financial liabilities designated as hedged item (or as hedge instruments) and liabilities held for trading, which are measured at fair value. Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities at fair value through profit and loss As of December 31, 2019 and 2018 the Bank does not maintain financial liabilities at fair value through profit and loss (FVTPL) other than financial derivative contracts. Other financial liabilities Other financial liabilities (including interbank borrowings, issued debt instruments and other accounts payable) are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method. (iv) Classification of financial liabilities for presentation purposes Financial liabilities are classified by their nature into the following line items in the Consolidated Statement of Financial Position: - Deposits and other demand liabilities: this item includes all on-demand obligations except for term savings accounts, which are not considered demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations. - Cash items in process of being cleared: this item includes balances from asset purchase transactions that are not settled on the same day and from currency sales that are not yet delivered. - Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record in its own portfolio instruments acquired under repurchase agreements. - Time deposits and other time liabilities: this item includes balances of deposit transactions in which a term at the end of which they become callable has been stipulated. - Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are designated for trading or for hedge accounting purposes, as set forth in Note 8. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 21

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued - Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting purposes, including embedded derivatives separated from hybrid financial instruments. - Hedging derivatives: includes the fair value of derivatives designated as hedging instruments, including the embedded derivatives separated from the hybrid financial instruments, in hedge accounting relationships. - Interbank borrowings: this item includes obligations with other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above. - Issued debt instruments: there are three types of instruments issued by the Bank; Obligations under letters of credit, Subordinated bonds and Senior bonds placed in both local and foreign markets. - Other financial liabilities: this item includes credit obligations with entities other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business. l) Valuation of financial instruments and recognition of effects on income In general, financial assets and liabilities are initially recognized at fair value which, in the absence of contrary evidence, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured pursuant to the following criteria: (i) Valuation of financial assets Financial assets, except for loans and accounts receivable from customers, are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale. As previously defined, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability. When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 22

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued All derivatives are recorded in the Consolidated Statement of Financial Position at the fair value previously described. This value is compared to the valuation as at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset. If the fair value is subsequently measured negative, this is recorded as a liability. On the trade date it is understood that, unless proven otherwise, its fair value is equal to the transaction price. Changes in the fair value of derivatives from the trade date are recorded with a balancing entry in the Consolidated Statement of Income under “Net income from financial operations”. Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. Fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA), with the objective that the fair value of each instrument includes the credit risk of its counterparty. Credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed by each counterparty. The CVA is calculated taking into account potential exposure to each counterparty in each future period. Loans and accounts receivable from customers and held to maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the Consolidated Statement of Income) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”. The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates. For stocks whose fair value cannot be reliably measured and for financial derivative contracts that have these instruments as underlying instruments and are settled by delivery of them are measured at cost adjusted by any impairment losses. (ii) Valuation techniques Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued. When price quotations cannot be observed in available markets, Bank’s management will determine its best estimated price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs, however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data. The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 23

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued The main techniques used as of December 31, 2019 and 2018 by the Bank’s internal models to determine the fair value of the financial instruments are as follows: - In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data. - In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes, and market liquidity. - In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates. The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price. (iii) Hedging transactions The Bank uses financial derivatives for the following purposes - To sell to customers who request these instruments in the management of their market and credit risks; - To use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and - To obtain profits from changes in the price of these derivatives (“trading derivatives”). All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives. A derivative qualifies for hedge accounting if all the following conditions are met: 1. The derivative hedges one of the following three types of exposure: 1.1 Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”). 1.2 Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”). 1.3 The net investment in a foreign operation (“hedge of a net investment in a foreign operation”). 2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that: 2.1 At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”). 2.2 There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”). 3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 24

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued Changes in the value of financial instruments qualifying for hedge accounting are recorded as follows: - For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statement of Income. - For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments within “Interest income and expense”, and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income under “Net income (expense) from financial operations”. - For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”. - The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income (expense) from financial operations”. If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When a “fair value hedge” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date onwards, where applicable. When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income. (iv) Embedded derivatives in hybrid financial instruments Embedded derivatives in other financial instruments or in other host contracts are accounted for separately as financial derivatives contracts when the following criteria are met: 1) its risks and characteristics are not directly related with those of the host contract, 2) a separated instrument with same characteristics of the embedded derivative meets the derivative instrument definition, and 3) the host contract is not classified as “other financial assets (liabilities) at FVTPL” or as “trading instruments”. (v) Offsetting of financial instruments Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. (vi) Derecognition of financial assets and liabilities The accounting treatment for transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties: If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 25

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded. If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded: · An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost. · Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability. If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset - as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar case- the following distinction is made: · If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized. · If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Statement of Financial Position for an amount equal to its exposure to changes in value, a financial liability associated with the transferred financial asset is also recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value. Accordingly, financial assets are only derecognized from the Consolidated Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Statement of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has expired. m) Income and expenses recognition The main criteria applied by the Bank in connection with revenue and expenses recognition are presented below: (i) Interest revenue, interest expense and similar items Interest revenue and expense are recorded on an accrual basis using the effective interest method. Nevertheless, when a loan presents an overdue payment equals to or higher than 180 days, or when the debtor, according to the Bank’s judgment, shows a high risk of non-compliance, interests and inflation-indexation adjustments are not recorded in the Consolidated Statement of Income, unless their effectively collected. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 26

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued These interests and inflation-indexation adjustments are referred as “suspended” and are recorded in off-balance accounts, which are not part of the Consolidated Statement of Financial Position but reported as complementary information (see Note 25 Interest Income and Interest Expenses). These interests are recorded as income when they are effectively collected. Interests related to “transactions with accrual suspended” are recorded again as income when those transactions become current (i.e. payments were received and overdue payments are less than 180 days) or when they are no longer classified in categories C3, C4, C5 or C6 (in the case of individually assessed clients). (ii) Dividends received Dividends received from investments in other companies are recognized on income when the right to receive them arises and are recorded in the item “Income from investments in companies”. (iii) Commissions, fees and similar items According to IFRS 15 “Revenue from contracts with customers”, revenue is recorded based on the consideration received according to contracts with customers, excluding amounts collected on behalf of third parties. Revenue is recognized when performance obligations are satisfied by transferring a promised good or service to a customer, which is evidenced by transferring control over an asset or the rendering of a service. Commissions recorded by the Bank correspond mainly to: · Line of credit and overdraft commissions: includes earned commissions during the period related to lines of credit granted and checking accounts overdrafts. · Guarantee and letters of credit fees: includes earned commissions during the period related to bank guarantees granted over actual or contingent obligations to third parties. · Credit card fees: includes earned and received commissions during the period related to credit and debit cards usage. · Accounts management fees: includes earned fees related to maintenance of checking accounts, savings accounts, and other accounts. · Collection and payment services fees: includes fee income related to collection services as well as payment services rendered by the Bank and its subsidiaries. · Brokerage and securities management fees: includes fee income related to financial assets brokerage and securities management and custody. · Insurance brokerage fees: includes insurance brokerage fees. · Other fee and commissions: includes income arising from currency exchange, financial advisory services, cashier checks issuance, placement of financial products and online banking services. Commission expenses include: · Cards transactions fees: includes credit and debit card transaction fees related to income generated in those transactions. · Securities transactions fees: includes fees related to custody of securities and securities brokerage. · Other fees and commissions: includes mainly expenses generated from online services. The Bank grants a group of benefits to its cardholders for which, in accordance with IFRS 15, has established provisions enough to comply with its performance obligations when these benefits become enforceable. (iv) Non-financial income and expenses They are recorded in accordance with IFRS 15, identifying the performance obligations, allocating the transaction price to separate performance obligations, and recognizing income when these are satisfied. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 27

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued (v) Loan arrangement fees Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to the Consolidated Statement of Income over the term of the loan. In the case of commitment fees, the portion corresponding to the related direct costs incurred in the formalization of such operations is immediately recorded in the Consolidated Statement of Income. n) Impairment Assets are acquired or purchased based on the future economic benefits they produce. Accordingly, impairment is recorded when the carrying amount of those assets is lower than the recoverable amount. Assets are subject to impairment tests in order to properly reflect the future economic benefits that assets are capable to produce when used by the Bank. The Bank follows the criteria described below in order to assess impairment, when applicable: (i) Financial assets A financial asset, other than those recorded at fair value through profit and loss, is evaluated on each financial statement reporting date in order to determine whether objective evidence of impairment exists. At the end of each reporting period the Bank assesses if objective evidence exist for a financial asset or group of financial assets to be impaired. A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets, that can be estimated reliably. It may not be possible to identify a single event that causes of impairment. An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. Expected losses as a result of future events, regardless of their probability, shall not be recorded. Objective evidence for an asset or group of assets to be impaired includes the following events that cause losses: (i) significant financial difficulties of the issuer or debtor; (ii) failing to fulfil the terms of the contract; (iii) the lender, due to economic or legal reasons related to financial difficulties of the debtor, grants waivers or give unusual conditions that will not be granted in normal circumstances; (iv) it is probable that the debtor is in bankruptcy or any another financial reorganization; (v) there is no longer a market for the financial asset due to financial difficulties; or (vi) observable data indicates that since initial recognition of a group of financial assets there is a decrease in the estimated future cash flows, regardless of individual identification for each asset, including data about: (a) adverse changes in the payment behavior of debtors in the group; or (b) local or national economic conditions correlated to non-compliant in the group. Individually significant financial assets are individually assessed to determine their impairment. The remaining financial assets are collectively evaluated in groups that share similar credit risk characteristics. Impairment loss for available for sale investments, is calculated as the difference between the acquisition cost (net of any principal reimbursement) and the current fair value less any impairment loss previously recorded in income. For equity investments classified as available for sale, objective evidence includes a significant and extended decrease under the initial fair value of the invested amount. In the case of debt instruments classified as available for sale investments, the Bank assess if objective evidence for impairment exist based on the criteria used for assessing loans impairment losses. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 28

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued If impairment evidence exists, any amount previously recorded in equity, net gains and losses recognized in the Consolidated Statement of Other Comprehensive Income, are transferred from equity to the Consolidated Statement of Income, presented as impairment of available for sale investments. This amount is calculated as the difference between acquisition cost (net of any amortization and reimbursement) and the current fair value of the asset, less any impairment loss on the investment previously recorded in the Consolidated Statement of Income. When the fair value of available-for-sale debt instruments recovers at least to their amortized cost, it is no longer considered an impaired instrument and subsequent changes in fair value are reported in equity. All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss. The reversal of an impairment loss occurs only if it can be objectively linked to an event occurring after the initial impairment loss was recorded. Reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income. (ii) Non-financial assets The Bank’s non-financial assets, are reviewed at each reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Goodwill impairment is not reversed. The Bank shall assess at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the entity shall estimate the recoverable amount of that asset. In assessing whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased, an entity shall consider, as a minimum, external sources of information (the asset’s value has increased significantly during the period; significant changes with a favorable effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which the asset is dedicated; market interest rates or other market rates of return on investments have decreased during the period, and those decreases are likely to affect the discount rate used in calculating the asset’s value in use and increase the asset’s recoverable amount materially) and internal sources of information such as significant changes with a favorable effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, the asset is used or is expected to be used. These changes include costs incurred during the period to improve or enhance the asset’s performance or restructure the operation to which the asset belongs. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 29

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued In the case of goodwill and indefinite useful life intangible assets or not yet available for use, the recoverable amount is estimated annually, at year end. When impairment exists the carrying amount of the asset shall be reduced to its recoverable amount if, and only if, the recoverable amount of an asset is less than its carrying amount. This reduction is an impairment loss. An impairment loss shall be recognized immediately in profit or loss When the amount estimated for an impairment loss is greater than the carrying amount of the asset to which it relates, the Bank shall recognize a liability if, and only if, that is required by another standard. After the recognition of an impairment loss, the depreciation (amortization) charge for the asset shall be adjusted in future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life. If an impairment loss is recognized, any related deferred tax assets or liabilities are determined in accordance with IAS 12 “Income taxes” by comparing the revised carrying amount of the asset with its tax base. Impairment losses recognized in previous years are assessed at the end of each reporting period in order to identify any indication of impairment reduction or disappearance. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized of the asset in prior years. (iii) Goodwill Goodwill is tested annually in order to determine if impairment losses exist and whenever there is an indication that the carrying value may be impaired. The impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. An impairment loss is recognized when the recoverable amount of the CGU is less than its carrying amount. For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. An impairment loss recognized for goodwill shall not be reversed in a subsequent periods. According to IAS 36 “Impairment of Assets” the annual impairment test for a cash-generating unit to which goodwill has been allocated or for intangible assets with indefinite useful lives may be performed at any time during an annual period, as long the test is performed at the same time every year. Different cash-generating units may be tested for impairment at different times. o) Fixed assets Items of fixed assets are measured at acquisition cost, net of accumulated depreciation and impairment, if any. In addition to the price paid to acquire each item, the cost also includes, where applicable, the capitalized cost. The capitalized cost includes expenses attributed directly to the asset acquisition and any other costs directly attributable to the process of placing the asset in conditions to be used. When some part of an item of the fixed assets has a different useful life to that fixed asset, it is recognized as a separate component (significant components of fixed assets). This item includes the amounts of property, land, furniture, vehicles, technological equipment, and other facilities own by the consolidated entities or acquired under financial leases. These assets are classified based on their use in: Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 30

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued (i) Fixed assets for own use Fixed assets for own use includes, but is not limited to, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are recorded at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount). For accounting purposes, acquisition cost of the received asset is considered to be its net amount. Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation. Fixed assets in leased properties are depreciated over the shorter period of time between their useful lives or the term of the lease, unless it is certain that the Bank will acquire the property at the end of the lease. The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life. In a similar manner, when indication exists that a material asset has recovered its value, the consolidated entities recognize the impairment loss reversal and the future depreciation charges are adjusted accordingly. In no case the impairment loss reversal of an asset can increase its value over the initial value as it no impairment losses were recognized in previous years. The estimated useful lives of the items of fixed assets held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives. Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred. (ii) Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to fixed assets held for own use. p) Intangible assets Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights, internally developed by the consolidated entities, as well as those generated in a business combination. These are assets for which the cost can be reliably measured and it is probable that future economic benefits attributable to the asset will flow to the Bank. The cost of intangible assets acquired or originated in a business combination correspond to its fair value at the acquisition date. Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses. The Bank shall assess whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset shall be assessed by the Bank as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 31

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued inflows for the Bank. The accounting for an intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized over its useful life, and it is reviewed in order to determine if the asset is impaired. The amortization period and the amortization method shall be reviewed at least at each financial year-end. An intangible asset with an indefinite useful life is not amortized. The Bank tests for impairment by comparing its recoverable amount with its carrying amount annually and whenever there is an indication that the intangible asset may be impaired. (i) Software The software acquired by the Bank is recognized at cost less the accumulated amortization and impairment, if any. The expenses in software developed internally are recorded as assets when the Bank is capable of proving its intention and ability to complete development, when internal use will generate future economic benefits, and when the cost of completing its development can be reliably measured. The capitalized costs of the software developed internally include all the direct costs attributable to the development of the software, and it is amortized over the course of its useful life. Software developed internally is recorded at cost less the accumulated amortization and losses from impairment. The subsequent expenditures associated with the asset are capitalized only when future economic benefits from them will flow to the Bank. The rest of the expenditures are recognized in income. Intangible assets are amortized on a straight-line basis over their estimated useful life; starting on the date it is ready for use. (ii) Generated in a business combination According to IFRS 3 “Business combinations”, when an intangible asset is acquired or generated in a business combination it cost will be the fair value at the acquisition date. The fair value of an intangible asset represents expectations of market participants at the acquisition date over the probability that future economic benefits from the asset will flow to the entity. In other words, the entity expects that economic benefits flows to them, even though there is uncertainty about the date or the amount of them. As set forth by IAS 38 “Intangibles assets” and IFRS 3, the acquirer will recognize an intangible assets from the acquiree at the acquisition date separately from Goodwill independently if the asset was previously recognized by the acquiree before the business combination. In connection with the aforementioned, the business combination between Itaú Chile and Corpbanca gave rise to intangible assets and Goodwill as indicated in Note 13 Intangible Assets. (iii) Other identifiable intangibles Correspond to those intangible assets that can be identified, the Bank controls them, can be reliably measured and it is probable that future benefits will flow to the Bank. q) Factoring transactions The Bank performs operations with their clients, in which they receive invoices and other credit representative trading instruments with or without recourse to the transferor, anticipating a percentage of the total amount receivable of the borrower upon collection. These transactions are valued at the disbursed amounts by the Bank in exchange for invoices or other credit representative trading instruments. The price differences between the disbursed amounts and the nominal amount of the documents are recorded in the Consolidated Statement of Income as interest income applying the effective interest rate method, over the term of the transaction. The responsibility of payment of the documents remains with the client (assignor). Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 32

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued r) Leases On the date of commencement of a lease the Bank recognizes an asset for right of use and a liability for lease in accordance with the provisions of IFRS 16 “Leases”. (i) Assets for right-of-use At the beginning of a lease, the right-of-use asset is measured at cost. The cost includes (a) the amount of the initial measurement of the lease liability; (b) lease payments made before or from the start date, less lease incentives received; (c) the initial direct costs incurred by the lessee; and (d) a modification of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the place in which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. After the initial recognition date, the Bank measures the assets by right of use applying the cost model, which is defined as the asset by right of use measured at cost (a) less accumulated depreciation and accumulated risk losses of value; and (b) adjusted for any new measurement of the lease liability. The Bank applies the depreciation requirements established by IAS 16 “Property, plant and equipment” over the right-of-use in these type of transactions. If the lease transfers ownership of the underlying asset to the Bank at the end of the lease term or if the cost of the right-of-use asset reflects that the Bank exercises a purchase option, the Bank depreciates the right-of-use asset from the date of beginning of it until the end of the useful life of the underlying asset. In another case, the Bank depreciates the asset by right of use from the start date until the end of the useful life of the asset whose right of use has or until the end of the lease term, whichever comes first. The Bank applies IAS 36 “Impairment of assets” to determine if the right-of-use asset presents changes in value and accounts for identified value risk losses. As of December 31, 2019, the Bank has not identified impairment in the value of the right-of-use assets. (ii) Lease liability The Bank measures the lease liability at the present value of lease payments that have not been paid as of that date. Lease payments are discounted using the interest rate implicit in the lease, if that rate could be easily determined. Since that rate cannot be easily determined, the Bank uses the incremental rate for loans (cost of funding). The lease payments included in the measurement of the lease liability determined the payments for the right of use the underlying asset during the term of the not cancelable lease at the measurement date which includes (a) fixed payments, less any lease incentive receivable (b) variable lease payments, which depends on an index or rate, recently measured using the index or rate on the start date; (c) it matters that the lessee expects to pay as residual value guarantees; (d) the exercise price of a purchase option if the lessee is reasonably sure to exercise that option; and (e) payments for penalties arising from the termination of the lease, if the term of the lease reflects that the lessee exercises an option to terminate the lease. After the date of initial recognition, the Bank measures the lease liability in order to recognize (a) the interest on the lease liability; (b) lease payments made; and (c) the new measurements or modifications of the lease, and also for fixed lease payments that have essentially been reviewed. The Bank makes new measures of the lease liability discounting the modified lease payments, if (a) there is a change in the expected amounts payable related to a residual value guarantee. A lessee will determine the lease payments to determine the change in the amounts expected to be paid under the residual value guarantee; (b) there will be a change in future lease payments determined from a change in an index or a rate used to determine those payments. The Bank measures the lease liability again to modify the modified lease payments only when there is a change in cash flows. The Bank will determine the revised lease payments, for the remainder of the lease term, based on the revised contractual payments. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 33

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued As of January 1, 2019, the Bank measured the lease liability at the present value of the lease payments discounted using the incremental interest rate for loans (cost of funding). s) Allowances for loan losses The Bank has established allowances to cover the incurred and expected losses of certain financial assets that have been determined in accordance with the regulations and instructions set forth by the CMF and models and methodologies based on individual and collective analysis of the borrowers, approved by the Board of Directors with the aim of establishing in a timely manner allowances required and sufficient enough to cover incurred and expected losses based on risk characteristics of debtors and their loans that determine the payment behavior and subsequent collection. Processes and policies compliance are evaluated and supervised according to the established internal control procedures with the purpose of ensuring its compliance and an adequate level of allowances to cover expected and incurred losses. Individual assessment of borrowers is performed when the customer, due to its size, complexity or exposure, is required to be identified and analyzed on an individual basis. Collective assessment is used for a large number of transactions with homogeneous characteristics, for small amounts which relate to individuals or small size entities. In order to establish allowances for loan losses, an assessment of the loans and contingent loans portfolios is performed as indicated below: · Individual allowances for the normal portfolio. · Individual allowances for the substandard portfolio. · Individual allowances for the non-compliant portfolio. · Group allowances for the normal portfolio. · Group allowances for the non-compliant portfolio. (i) Individual allowances When a debtor is considered as individually significant, i.e. with significant levels of debt and for those ones that are not significant but cannot be classified in groups of financial assets with homogeneous credit risk characteristics, and due to its size and complexity or exposure it is required to be individually assessed. The methodology used to classify and determine its allowances is performed in accordance with Chapter B- 1 “Provisions for credit risk” from the CAS, assigning risk categories to each debtor according to the following detail: Normal portfolio It corresponds to debtors whose capacity payments allows them to comply with their obligations and commitments, and according to the economic-financial situation this condition will not change. The classifications assigned to this portfolio are the categories that goes from A1 to A6. Notwithstanding the above, the Bank must maintain a minimal allowance percentage of 0.5% over its loan portfolio and contingent loans that form part of the Normal portfolio. Substandard portfolio The substandard portfolio includes the borrowers which have financial difficulties, or whose payment capacity worsened significantly, presenting reasonable doubt regarding the probability principal and interest under the contractually agreed terms, indicating that they are less likely to comply with their financial obligations in the short term. In addition, borrowers that recently held loans in default for over 30 days also are included in the substandard portfolio. The classifications assigned to this portfolio are categories B1 to B4. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 34

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Normal and Substandard portfolios

As part of the debtors' individual analysis, the Bank classifies its debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which yield the expected loss percentages as a result. These variables are regulated by the CMF to be applied to each of the individual categories.

Below are presented the probabilities of default and loss given default, as established by the CMF:

Type of portfolio	Debtor category	Probability of default (PD) (%)	Loss given default (LGD) (%)	Expected loss (EL) (% Allowance)
Normal portfolio	A1	0.04	90.00	0.03600
	A2	0.10	82.50	0.08250
	A3	0.25	87.50	0.21875
	A4	2.00	87.50	1.75000
	A5	4.75	90.00	4.27500
	A6	10.00	90.00	9.00000
Substandard portfolio	B1	15.00	92.50	13.87500
	B2	22.00	92.50	20.35000
	B3	33.00	97.50	32.17500
	B4	45.00	97.50	43.87500

In order to determine the amount of allowance to be established, the first step is to determine the net exposure which is comprised of loans and receivables plus loan commitments, less the amount to be recovered by collateral execution and then the corresponding expected losses percentages are applied. The Bank must demonstrate that the collateral value considered as an exposure deduction reasonably reflects the value that the collateral would have when disposed. The credit risk category of the debtor is substituted by the credit risk category of the guarantor only if the guarantor is an entity with a credit risk classification corresponding to an investment grade or higher, granted by a national or international classification agency approved. In any case the guaranteed values may be deducted from the exposure amount. The procedure apply only in the case of financial or real guarantees.

Non-compliant portfolio

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan. This portfolio includes borrowers classified under categories C1 to C6 in the classification scale established below and classification is assigned to the debtor's portfolio at the classification at the riskiest level, including 100% of the loan commitments that those borrowers maintain.

In calculating allowances for the non-compliant portfolio, loss rate percentages are used, which must be applied to the exposure, corresponding to the sum of loans and receivables and loan commitments held by the same borrower. In order to apply this percentage, an expected loss rate must be estimated first, deducting from the exposure the amounts expected to be recovered by execution of collateral and, in the case of having solid data that justifies them, deducting also the net present value of expected recoveries that can be obtained by the execution of actions to collect, net of expenses associated with these actions.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 35

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

That loss rate must be classified into one of the nine categories defined according to the range of losses effectively expected by the Bank for all the operations of an individual borrower.

Allowance percentages to be applied over the exposition are as follows:

Type of portfolio	Risk scale	Expected loss range	Allowance
Non-compliant portfolio	C1	Up to 3%	2%
	C2	More than 3% and up to 20%	10%
	C3	More than 20% and up to 30%	25%
	C4	More than 30% and up to 50%	40%
	C5	More than 50% and up to 80%	65%
	C6	More than 80%	90%

Loans are kept in this category until there is observable evidence to conclude that the capacity and payment behavior is back to normal, regardless of charging-off loans that comply with the conditions established in the accounting policy indicated in letter t) "Impaired loans and charge-offs", charge-off section (title II of Chapter B-2 of the Compendium of Accounting Standards).

To remove a debtor from this portfolio, once the circumstances that made it be classified in this category are overcome, all the following requirements must be met, in a copulative manner:

1) None of the debtor obligations with the Bank are overdue for more than 30 days.
2) No new refinancing of loans has been granted.
3) At least one of the payments received includes principal payment (total or partial).
4) If the debtor has a loan with partial payments due within six months, two payments have been made.
5) If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid.
6) The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material.

(ii) Group allowances

Collective assessment are used to deal with a large number of loan transactions with small amounts granted to individuals and small size companies. This type of assessment, as well as the criteria to apply for them, must be consistent with those used when loans were granted.

To establish allowances, collective assessment requires grouping loans with homogeneous characteristics in terms of type of debtor and loan conditions, in order to conform, by technically formulated methodologies and following prudential criteria, the payment behavior of the group and the recoveries for defaulted loans.

Based on the above, the groups are assigned with a probability of default (PD) and loss given default (LGD) considering the profile that best suits the loan. Net exposure is calculated, which includes the book value of the loan plus contingent loans.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 36

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

Standard method for mortgage loans allowances

For the purposes of calculating credit risk provisions of the mortgage loan portfolio for housing, the Bank uses the standard provision method for mortgage loans established in the CNC. According to this method the provision factor to be applied, represented by the expected loss (EL) over the amount of the mortgage loans, depends on the overdue of each loan and the relation, at the end of each month, between the gross exposure and the corresponding collateral (LTV), according to the following table:

LTV range	Number overdue days	0	1 - 29	30 - 59	60 - 89	Default portfolio
LTV ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EL (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < LVT ≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.2511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	30.4130
	EL (%)	0.0421	0.7745	1.5204	2.3047	30.4130
80% < LVT ≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EL (%)	0.5421	6.0496	11.5255	17.6390	22.2310
LVT > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EL (%)	0.7453	8.2532	15.7064	24.2355	30.2436

In case the same debtor has more than one mortgage loan with the Bank and one of those loans is 90 days overdue or more all those loans are incorporated to the Non-compliant portfolio, calculating allowances for each one of those loans applying the corresponding percentage according to the LTV.

For mortgage loans related to housing programs and benefits from the Government, when guaranteed by the corresponding auction insurance, the allowance percentage could be weighted for a loss mitigating factor, which depends on the LTV percentage and the value of the property at inception. The loss mitigating factors are those shown in the table below:

Range LTV	MP factor of mitigation of losses for credits with state insurance of auction	
	Section V: Deed price of the house (UF)	
	V ≤ 1.000	1.000 < V ≤ 2.000
LTV ≤ 40%	100%	100%
40% < LTV ≤ 80%	100%	100%
80% < LTV ≤ 90%	95%	96%
LTV > 90%	84%	89%

Provisions for commercial loans

The Bank uses the three standard models established in the CAS, in order to determine the provisions of the group commercial portfolio. The applicable percentages of provision and the parameters used to determine the provision, are set out on the CAS.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 37

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

- **Commercial leasing operations**

The allowance is determined based on the book value of the commercial lease operations (including the purchase option). The allowance percentage used in the calculation will depend on the delinquency of each operation, the type of leased asset and the relationship, at the end of each month, between the book value of each operation and the value of the leased asset (LTV), as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and type of asset (%)		
Days of default of the operation at the end of the month	Type of leased asset	
	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Non-compliant portfolio	100.00	100.00

Loss Given Default (LGD) applicable according to LTV range and type of asset (%)		
LTV = Book value / Value of the leased asset		
LTV range	Real estate	Non-real estate
LTV <= 40%	0.05	18.20
40% < LTV <= 50%	0.05	57.00
50% < LTV <= 80%	5.10	68.40
80% < LTV <= 90%	23.20	75.10
LTV > 90%	36.20	78.90

The LTV relationship is determined considering the guarantee appraisal value, expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at inception, considering any transitory event that may cause an increase on the value of the asset.

- **Student loans**

The expected loss (%) is applied over the amount of the student loan and the exposure of the contingent credit when applicable. The factor used is determined based on the type of student loan and the collectable payment of principal or interest, at the end of each month. Only when payment is due, the factor will also depend on overdue.

Probability of Default (PD) applicable according to payment enforceability, delinquency and type of loan (%)			
Presents payment of principal or interest at the end of the month	Days of delinquency at the end of the month	Type of Student Loan	
		CAE	CORFO or other
Yes	0	5.2	2.9
	1-29	37.2	15
	30-59	59.0	43.4
	60-89	72.8	71.9
	Portfolio in default	100.0	100.0
No	n/a	41.6	16.5

Loss given default due according to the enforceability of the payment and type of loan (LGD) (%)		
Are payments of principal or interest at the end of the month enforceable?	Type of Student Loan	
	CAE	CORFO u other
Yes	70.9	
No	50.3	45.8

For loans granted in accordance with Law No. 20,027, the Bank considers the Government as a qualified guarantor for 90% of the loan.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 38

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 1 – General Information and Summary of Significant Accounting Policies, continued

• Generic commercial placements and factoring

Factoring operations and commercial loans, other than those indicated above, expected loss (%) is applied over the amount of the loan and on the exposure of the contingent credit. The factor used is determined based on whether the operation has guarantees and it's overdue. In addition for those operations with guarantees, the relationship between the debtor´s obligations to the bank and the value of the guarantees (LTV) is used to determine the factor as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and LTV range (%)			
Days of delinquency at the end of the month	With collateral		No collateral
	LTV <=100%	LTV >100%	
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

Loss Given Default (LGD) applicable according to LTV range (%)			
	LTV ranges	Commercial operations or factoring without transferor's responsibility	Factoring with transferor' s responsibility
With collateral	LTV <= 60%	5	3.2
	60% <LTV <= 75%	20.3	12.8
	75% <LTV <= 90%	32.2	20.3
	90% < LTV	43	27.1
No collateral		56.9	35.9

A guarantee or collateral can only be considered if, the guarantee was constituted in favor of the Bank with preference and if the guarantees is directly associates with the debtor´s credits (not shared with other debtors). For the purposes of calculating the LTV, the invoices assigned in the factoring operations, nor the guarantees associated with mortgage loans can be considered.

The guarantees used in calculating the LTV relationship may be of a specific or general purpose, including those that are simultaneously specific and general. For specific guarantees, the LTV ratio must be calculated independently for each guaranteed transaction. For general and specific guarantees, LTV is determined as the division between the sum of the amounts of the loan and exposures of contingent credits and the general, or general and specific guarantees considering any restriction.

Non-compliant portfolio – Collectively assessed loan

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan.

The following can be excluded from the group non-compliant portfolio:

a) Mortgage loans overdue for less than 90 days, unless the debtor has another loan of the same type with large overdue; and,

b) Student loans as set forth in Law No. 20,027, that do not present conditions indicated in Circular No. 3,454 dated December 10, 2008.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 39

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued All debtor’s loans should be classified in the Non-compliant portfolio until a normalization of its behavior and management capacity can be observed, regardless of charge-offs requirements indicated in the accounting policy detailed in letter w), charge-offs section (title II, Chapter B-2 of the Compendium of Accounting Standards). In order to remove a debtor from the Non-compliant portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met: 1) None of the debtor obligations with the Bank are overdue for more than 30 days. 2) No new re-financing of loans has been granted. 3) At least one of the payments received includes principal payment (total or partial). 4) If the debtor has a loan with partial payments due within six months, two payments have been made. 5) If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid. 6) The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material. The condition indicated in 3) will not be applied to debtor that only have student loans according to Law No 20,027. (iii) Guarantees Guarantees can be considered for allowances calculation purposes only if they are legally documented and comply with all conditions and requirements to be executable in Bank’s favor. In all cases, for purposes of the standards established by the CMF, the Bank should be able to demonstrate the mitigating effect of the guarantees over the inherent credit risk of the exposures. For allowances calculation purposes, guarantees will be treated according to the following, as applicable: 1) Collateral and guarantees. Considers contractual agreements to guarantee a specific loan or loans in a way that the coverage over the exposure can be clearly defined and where the rights to collect have been unquestionably transferred over to the guarantor. 2) Guarantees. In order to apply the deduction method or to determine recovery rates, valuation of property and other guarantees (mortgages or financial instruments guarantees) must reflect the net inflow that will be obtained from the sale of the assets, debts instruments or shares in the event that the borrower falls into default and a secondary source of payment is required. In applying the deduction method, the amount to be recovered by executing the guarantee, corresponds to the present value of the asset sold in its current market condition at disposal, minus all expenses required to keep the asset in its current conditions and to sell them, all in accordance with the Bank policies and terms established by Law for assets disposal. 3) Security deposit. On this type of guarantees the adjustment of its fair value may be deducted from the exposition, solely when the guarantee can be established with the unique aim to guarantee compliance with the related loans. Leased assets Estimated losses when establishing allowances based on the assessment method corresponding to each debtor, consider the amount that will be obtained if the leased asset are sold, taking into account any potential impairment for the assets in case of debtor’s default and the related recovery and relocation expenses. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 40

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued Factoring operations Establishing allowances for factoring operations will consider as counterparty the entity ceding rights over the endorsed in favor of the Bank, when the cession is recourse for the latter, and to the debtor when the cession has been made without recourse. (iv) Additional provisions The Bank can establish additional provisions to those established by using its models, according to what is set forth in No 9, Chapter B-1 of the Compendium of Accounting Standards issued by the CMF, recording the liability, see letter x) “x) Provisions, contingent assets, and contingent liabilities”. Such provisions can be established to cover potential losses due to macroeconomic changes, in order to anticipate recessions in the future that may adversely affect the Bank and to release those provisions when a positive outlook is anticipated. According to the above, additional provisions shall always correspond to general allowances for commercial, consumer or mortgage loans, or to identify segments of them and in no case can be used to compensate deficiencies in the Bank’s models. As of December 31, 2019, the Bank does not maintain additional provisions for its commercial, consumer and mortgage portfolio (as of December 31, 2018, the Bank maintained additional provisions for its mortgage portfolio amounting to MCh$6,742, as approved by the Board of Directors, see Note 21 Provisions). t) Impaired loans and charge-offs Impaired loans This portfolio is comprised of the following assets: · For individually assessed debtors, includes loans classified in the “Non-compliant portfolio” and those classified under categories B3 and B4 of the “Substandard portfolio”, as described above. · For those debtors collectively assessed, includes all loans classified in the “Non-compliant portfolio”. Charge-offs As a general rule, charge-offs should be applied when contractual rights to cash flows expire. In the case of placements, even if this does not occur, the respective asset balances will be written off in accordance with the provisions of CAS, Chapter B-2, Title II “Impaired and written-off loans”. The write-offs in question refer to the derecognition in the Consolidated Statement of Financial Position of the asset corresponding to the respective operation, including, therefore, that part which might not be due if it were a loan payable in instalments or partial payments, or a leasing operation (there are no partial write-offs). Charge-offs are always recognized against provisions for loan losses, according to Chapter B-1 of the CAS, regardless of the reason. Charge-off of loans and accounts receivable must take place when the following circumstances exist, whichever happens first: 1) The Bank, based on all available information, concludes that no inflow related to the recorded loan will be received. 2) When a loan or account receivable with no legal documentation is 90 days overdue since recorded as an asset. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 41

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued 3) When the legal term for all legal shares to collect the loan have expired. 4) When a loan is overdue for a period of time that complies with the term listed below: Type of loans Term Consumer loans with or without guaranties 6 months Consumer leasing 6 months Others operations of leasing no real state 12 months Others operations without guaranties 24 months Commercial loans with guaranties 36 months Real state leasing (commercial and home purchase) 36 months Mortgage loans for home 48 months The term corresponds to the time passed since the date in which the loan became collectable partially or totally. Recovery of assets previously charged-off Payments received from loans previously charged-off are recognized directly as income, as recoveries of loans previously charged-off in “Provisions for loan losses” compensating the provision expense for the year. In the event that recoveries through goods or non-financial assets income will be recognized for the amount in which those assets are recorded, according to Chapter B-5 “Assets received in lieu of payment” of the CAS. Same criteria will be followed for repossessed leased assets granted under finance leases, after being charged-off when incorporated back as assets. Renegotiation of previously charged-off loans Any renegotiation of a charged-off loan will not give rise to income recognition, as long as it classified as impaired. Any payment received is treated as a recovery of loans previously charged-off The renegotiated loan is recorded as an actual asset when losses its characteristic of impaired, recording income as a recovery of a loan previously charged-off. Same criteria is applied when a loan is granted to pay for a loan previously charged-off. Recovery of loans previously charged-off The recoveries of loans that were previously charged-off are recognized directly in the Consolidated Statement of Income as a reduction of the provisions for loan losses. u) Contingent loans Contingent loans are understood as those transactions or commitments for which the Bank is taking a risk when obligating in third parties benefit as requested by its customer subject to the occurrence or non-occurrence of a future event to pay a certain amount which will subsequently recovered from its customer. The Bank maintains recorded in off-balance accounts the following amounts related to commitments or responsibilities in the normal course of business. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 42

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued 1) Guarantees agreement: Includes collaterals, guarantees and stand by letter of credit as indicated in Chapter 8-10 of the Updated Compilation of Rules (RAN). Additionally, includes payment guarantees for factoring operations as indicated in Chapter 8-38 of the RAN. 2) Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank. 3) Letters of credit issued: Includes documentary letters of credit issued by the Bank not yet negotiated. 4) Documented guarantees: Corresponds to documented guarantees granted with promissory notes as indicated in Chapter 8-11 of the RAN. 5) Available lines of credit: Considers the not used amounts of lines of credit which allow clients to use loans without additional approval from the Bank (i.e. for the usage of credit cards or checking account overdrafts). 6) Other loans commitments: Includes amounts for loan commitments not disbursed which should be granted in a future agreed date or disbursed when agreed terms are met, such as credit lines linked to stage of completion of projects or student loans (Law No. 20,027). 7) Other contingent loans: Includes any other type of commitment of the Bank that could exist and could give rise to an effective loan when certain future events take place. In general, includes unusual transactions such as delivery of instruments as collateral to guarantee payment for loan transactions between third parties or derivative contracts transactions entered into on behalf of third parties that could imply a payment obligation not covered by a deposit. The amount of these contingent loans are considered at the end of each reporting period to calculate allowances for loan losses required by Chapter B-1 “Provisions for loan losses” of the Compendium of Accounting Standards, and the amounts must be calculated according to the exposition factor, according to the following table: Type of contingent loans Exposition 1) Guaranties and bonds 100% 2) Foreign credit letters confirmed 20% 3) Documentary credit letters issued 20% 4) Guarantee papers 50% 5) Fee credit lines 35% 6) Other credit commitments: - Loans for higher education, Law N°20,027 15% - Others 100% 7) Other contingent loans 100% However, when evaluating contingent loans for clients with non-compliant loans the amount to be considered to calculate provisions for loan losses shall be 100% of the contingent loan as indicated in Chapter B-1 as previously indicated. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 43

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued 1) Guarantees agreement: Includes collaterals, guarantees and stand by letter of credit as indicated in Chapter 8-10 of the Updated Compilation of Rules (RAN). Additionally, includes payment guarantees for factoring operations as indicated in Chapter 8-38 of the RAN. 2) Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank. 3) Letters of credit issued: Includes documentary letters of credit issued by the Bank not yet negotiated. 4) Documented guarantees: Corresponds to documented guarantees granted with promissory notes as indicated in Chapter 8-11 of the RAN. 5) Available lines of credit: Considers the not used amounts of lines of credit which allow clients to use loans without additional approval from the Bank (i.e. for the usage of credit cards or checking account overdrafts). 6) Other loans commitments: Includes amounts for loan commitments not disbursed which should be granted in a future agreed date or disbursed when agreed terms are met, such as credit lines linked to stage of completion of projects or student loans (Law No. 20,027). 7) Other contingent loans: Includes any other type of commitment of the Bank that could exist and could give rise to an effective loan when certain future events take place. In general, includes unusual transactions such as delivery of instruments as collateral to guarantee payment for loan transactions between third parties or derivative contracts transactions entered into on behalf of third parties that could imply a payment obligation not covered by a deposit. The amount of these contingent loans are considered at the end of each reporting period to calculate allowances for loan losses required by Chapter B-1 “Provisions for loan losses” of the Compendium of Accounting Standards, and the amounts must be calculated according to the exposition factor, according to the following table: Type of contingent loans Exposition 1) Guaranties and bonds 100% 2) Foreign credit letters confirmed 20% 3) Documentary credit letters issued 20% 4) Guarantee papers 50% 5) Fee credit lines 35% 6) Other credit commitments: - Loans for higher education, Law N°20,027 15% - Others 100% 7) Other contingent loans 100% However, when evaluating contingent loans for clients with non-compliant loans the amount to be considered to calculate provisions for loan losses shall be 100% of the contingent loan as indicated in Chapter B-1 as previously indicated. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 43

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued Provisions are classified according to the obligation covered (see Note 21 Provisions), as follows: · Provision for employee salaries and expenses · Provision for mandatory dividends · Provision for contingent credit risks · Provisions for contingencies (including country risk, additional provisions, and others). y) Employee benefits Short-term benefits Correspond to personnel benefits (other than termination benefits) that are expected to be settled within twelve months after year end over which the employees have rendered their services. These are recognized when the employee has rendered the service and are measured at the undiscounted amount of benefits expected to be paid in exchange for that service: · As a liability (accrued expense), after deducting any obligation already satisfied. If the amount already paid is higher than the gross amount of the benefits, the Bank will recognize this excess as an asset (amount paid in advance), when it represents a reduction of future payments or a recoverable amount in cash. · As an expense when the entity consumes the economic benefit arising from the service provided by an employee in exchange for employee benefits, unless other IFRS requires or allows the recognition of those disbursements as part of the cost of an asset. Personnel vacations The annual cost of personnel vacations and benefits are recognized on an accrual basis. Post-employment benefits Correspond to employee benefits (other than termination benefits and short-term employee benefits) that are expected to be settled after the completion of employment. Post-employment benefits plans are agreements, formal and informal, in which the Bank is committed to provide benefits to one or more employees after completion of their employment. Plans providing these benefits are classified as either defined contribution plans or defined benefit plans, depending on the economic substance of the plan as derived from its principal terms and conditions. Defined contribution plans, the obligation is recognized for the amounts to be contributed in the period. Defined benefit plans, a liability is recognized based on the estimated benefit cost that employees have accrued for services rendered, less the present value of the defined benefit obligation and present value of present services. Present service cost and gain or loss upon settlement will be recognized in the income statement for the period. Gains and losses generated from the remeasurement of the liability will be recognized in other comprehensive income. Other long-term benefits Other long-term employee benefits are employee benefits, other than short-term, post-employment and termination benefits, which are not due for payment within 12 months after the end of the period in which the employees render the service. The regulations require the recognition of a liability for the present value of the defined benefit obligation less the fair value of the plan assets, if any. The results generated from its remediation will be recognized in the results of the period. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 45

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued Termination benefits Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment, as a consequence of: · A decision of the entity to terminate the employee’s employment before the normal termination date; or · The decision of an employee to accept an offer with benefits in order to terminate the employment before the normal termination date. An entity recognizes a liability and expense for termination benefits at the earlier of the following dates: · When the entity can no longer withdraw the offer of those benefits; and · When the entity recognizes costs for a restructuring that is within the scope of IAS 37 “Provisions, contingent liabilities and contingent assets” and involves the payment of termination benefits. z) Provision for mandatory dividends The Bank recorded a provision for mandatory dividends calculated as a portion of income for the year in order to comply with dispositions of the Chilean Corporations Act (Ley de Sociedades Anónimas) which requires to distribute at least 30% of income of the year, consistent with the Bank’s internal policy. As of December 31, 2019 and 2018 the Bank provisioned 30% of its income for the year. This provision is recorded, as a deducting item, under the “Retained earnings – provision for mandatory dividends” line of the Consolidated Statement of Financial Position. In the Bank’s bylaws, title VII, it is established that the Bank should distribute annually as a dividend to its shareholders, as a proposal of the Board of Directors and based on the number of shares, at least thirty percent (30%) of the net income of the year. Furthermore, no dividends distribution will take place if there are equity losses (negative reserves) until these losses are recovered or if a dividend distribution will cause a non-compliance of the capital requirements established by the Ley General de Bancos (General Bank Law) For all matters related to dividends distributions, the Bank is subject to the terms incorporated in the Transaction Agreement (dated January 29, 2014 and its subsequent modifications), which was approved by the Ordinary Shareholders Meeting (dated March 11, 2016). aa) Assets received or awarded in lieu of payment Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In both cases, an independent appraisal is performed. The excess of the outstanding loan balance over the fair value is charged to net income for the period, under “Provision for loan losses”. Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale, and the difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to income, under “Other operating expenses”. Write-offs required by local regulations are applied according to the Bank’s policies which cannot exceed one year. However, in some circumstances, the CMF, could allow the Bank to have an additional 18 months term to dispose these assets. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 46

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued bb) Customer loyalty programs The Bank maintains a loyalty program to provide incentives to its customers, allowing them to purchase goods or services with certain benefits which are granted through credit cards issued by the Bank when they purchase according to the conditions established for each loyalty program. The Bank has an adequate level of provisions in order comply with its current obligations and to properly reflect the associated expense when providing the benefits. cc) Non-current assets held for sale (in “Other Assets”) Non-current assets (or a group holding assets and liabilities for disposal) expected to be recovered mainly through the sale of these items rather than through the continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount and fair value less cost to sell. Impairment losses in initial classification of non-current assets held for sale and with subsequent gains and losses are recorded in income. Gains are not recorded over previously recorded losses. dd) Earnings per share Basic earnings per share are determined by dividing the net income attributable to the equity holders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt. As of December 31, 2019 and 2018 the Bank did not have any instruments that generated dilution. ee) Consolidated Statement of Cash Flows The Bank presents cash flows from operating activities, investing activities, and financing activities in a manner that best represent the nature of its activities. The classification of cash flows into the aforementioned categories provides information that allows users to evaluate the impact of the transactions in the financial position of the Bank, as well as over the ending balance of cash and cash equivalents. This information can be also useful when evaluating the relation between those activities. For the preparation of the cash flow statement, the Bank used the indirect method, in which non-cash transactions, as well as income and expenses associated with cash flows classified as investing or financing activities, are subsequently added/subtracted from the consolidated income for the year before income taxes. For the preparation of the cash flow statement, the following items are considered: · Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks. · Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities. This section includes, among others, foreign loans obtained, dividends received, available for sale investments and held to maturity. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 47

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued · Investing activities: Correspond to the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents. · Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not part of operating activities nor investing activities. For cash flow statement purposes, it has been considered as cash and cash equivalents amounts included in “Cash and deposits in Banks” plus the net amount of cash items in process of collection, plus trading investment and available for sale investment instruments highly liquid and minimal value change risk which due date is less than three months since the acquisition date and investments under resale agreements under the same terms. Includes also investments in fixed income mutual funds which are presented under trading investments in the Consolidated Statement of Financial Position. The amounts for cash and cash equivalents and the corresponding conciliation to the Consolidated Statement of Cash Flows are detailed in Note 5 Cash and Cash Equivalents. The provision for loan losses included under the operating activities section differs from the amount presented in the Consolidated Statement of Income, because for cash flows purposes such amount excludes recoveries of transactions previously charged-off. ff) Consolidated Statement of Changes in Equity The Consolidated Statement of Changes in Equity presents all movements affecting net equity, including those originated by accounting changes or errors recognition. This statement shows a conciliation between opening and ending balances for the year for all items that form part of consolidated equity, grouping transactions based on their nature, according to the following: · Adjustments due to accounting changes and errors recognition: Includes changes in equity arising as a consequence of re-expression of amounts in the Consolidated Financial Statements resulting from accounting changes or error recognition. · Net comprehensive income for the year: Includes in an aggregated manner net income for the year and other comprehensive income for the year, as previously indicated. · Other changes in equity: Includes retained earnings distributions, equity increases, provision for mandatory dividends, dividends paid, among other increases or decreases in consolidated equity. This information is presented in two statements: The Consolidated Statement of Other Comprehensive Income and the Consolidated Statement of Changes in Equity. gg) Consolidated Statement of Other Comprehensive Income In the Consolidated Statement of Other Comprehensive Income are presented income and expenses generated by the Bank as a consequence of its regular activities during the year, clearly identifying those recorded in profit and loss from those recorded in net equity. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 48

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued Due to this, in this statement the following is shown: · Income for the year. · Net amount of income and expenses recorded in equity as “Valuation accounts”. · Deferred income taxes originated by transactions described above, except for those amounts related to exchange differences from foreign net investments. Total amount of consolidated income and expenses recorded, calculated as the sum of the items listed above, presenting in those attributable equity holders of the Bank from non-controlling interest. hh) New accounting pronouncements New accounting pronouncements introduced by CMF 1) Circular No. 3,638 dated July 6, 2018 Compendium of Accounting Standards. Establishes a standard method to estimate allowances for loan losses of collectively assessed commercial loans on Chapter B-1 and Circular No. 3,647 dated January 31, 2019 Compendium of Accounting Standards. Chapters B-1. Complements instructions on factoring operations related to the standard method proposed for collectively assessed commercial loans. Circular No. 3,638 are part of a process lead by the CMF (“the Commission”) in order to standardized methodologies to estimate allowances for loan losses established on a collectively basis, a process which began in December 2014. The proposed methods and risk factors considered are the following: Commercial leasing portfolio: considers risk factors based on days overdue, type of leased asset (real estate or non-real estate) and gross exposure and the corresponding collateral (LTV). Student portfolio: considers the type of loan granted, if the payment is collectable and days overdue, in case the loan is due. Collectively assessed commercial portfolio: considers risk factors based on days overdue, if there are any guarantees associated to the loan and the coverage of guarantees over the loan. In order to recognize the accounting effects of its first application, the Commission has established that its impact must be recognized as a change on accounting estimate in accordance with IAS 8 and, therefore, be recorded on the income statement. Circular No. 3,647 complements instructions on factoring operations, in order to recognize the difference on risk factors presented on recourse factoring and non-recourse factoring operations. On this basis, it has been deemed necessary to introduce a particular factor to the component “ Loss Given Default “(hereinafter LGD) of the standard method for the commercial portfolio of group analysis, which must be considered in the estimation of the allowances for loan losses of those operations, as provided in Chapter B-1 of the Compendium of Accounting Standards. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 49

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued In accordance with the aforementioned, the following adjustments was introduced by Circular No. 3,647 on section 3.1.2: - The expression “and factoring” is added to the end of the title of literal c), which contains the standard methodology that should be used for factoring operations. - It is incorporated a table which contains the LGD for recourse factoring, that which must be considered for factoring operations with the responsibility of the assignor, also specifying the factor that applies otherwise. The implementation of both circulars was mandatory as of July 1, 2019 The impact of the adoption of both circulars is disclosed in Note 2 Accounting Changes. 2) Circular No. 3,645, January 11, 2019 Compendium of Accounting Standards. Leases according to IFRS 16. Modify and supplement instructions. Chapters A-2, B-1, C-1 and C-3 and Circular No. 3,649 Compendium of Accounting Standards. Chapter C-3 Leases according to IFRS 16. Supplements instructions. Instructs on the need to clarify how banks should apply the criteria defined in IFRS 16 “Leases” which introduces changes in the CAS. · Chapter A-2 Valuation of fixed assets and right of use assets under lease. For all assets recognized in accordance with IAS 16 and IFRS 16 respectively, the cost method, less accumulated depreciation/amortization and accumulated impairment, should be applied as measurement after initial recognition. · Chapter B-1 Replaces instructions on goods delivered under lease contracts replaces the term “lessor” by “lessee”. · Chapter C-1 No. 4 of Title II introduces the items “Right of use asset under lease agreements” “Lease contract liabilities” in the Statement of Financial Position model, which introduces the following changes: Note 14 Fixed assets, right of use asset under lease agreements and lease contracts liabilities. This note will include all the information on fixed assets, related to Note 31. All the information that refers to the financial and operational leases and the obligations for such lease agreements signed by the banks and their subsidiaries as lessees must also be incorporated in this note, in accordance with the disclosures required by IFRS 16. · Chapter C-3 In order to adapt the formats to the new instructions on leases and to cover certain information needs with a greater breakdown, items are disclosed per asset for the right of use assets under lease and lease contracts liabilities. Regarding the treatment as a lessee of the lease agreements expressed in the Development Unit and the consequences of the adjustment experienced by the liability, within the framework of the criteria defined in International Financial Reporting Standard No. 16 (IFRS 16), Circular 3,649 introduces the following modification to Chapter C-3 of the Compendium of Accounting Standards: · On the statement of financial position model, the explanatory glossaries of line items 1650 “Right of use asset under lease agreements” and 2550 “Lease contracts liabilities” are modified. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 50

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued · On the income statement model, the amounts recorded during fiscal year 2019 in item 4150.7.51 “Inflation-indexed adjustments” must be reclassified, at the end of May at the latest, to the line item 1650 “Right of use assets under lease agreements”. The adoption of this new circular had impacts on the presentation of these Consolidated Financial Statements. These impacts are presented in Note 2 Accounting Changes. Standards and Interpretations which have been issued but are not effective in these Consolidated Financial Statements 3) Circular No. 2,243 December 20, 2019, Compendium of Accounting Standards for Banks, Updated instructions. As a result of various changes introduced by the International Accounting Standards Board to International Financial Reporting Standards (IFRS) in recent years, particularly to IFRS 9 “Financial instruments”, IFRS 15 “Revenue from contracts with customers” and IFRS 16 “Leases”, and as a consequence of a review of the current limitations on the application of these standards on a local basis, the CMF has decided to update the instructions in the Compendium of Accounting Standards for Banks, “CASB”, in full. All changes aim for a greater convergence to IFRS, as well as to improve financial reporting, to contribute to the financial stability and transparency of the banking system. From the modifications mentioned before and the following sections are updated as follows: · Chapter A-1 Application of accounting criteria In this chapter, which deals with the application of accounting standards in the context of the legal framework applicable to banks. In addition, it emphasizes the responsibility of banks to verify the use of updated versions of IFRS. · Chapter A-2 Limitations or clarifications on the use of general standards The limitations and clarifications for the application of IFRS are adjusted with the aim to move towards greater consistency with IFRS. The main changes are as follows: - The exception that existed until now for the application of IFRS 9, which replaced IAS 39, is eliminated, with exception of impairment sections and some particular limitations. - The restriction for assets or liabilities to be recognized at fair value is eliminated, and all categories of financial assets and liabilities established by IFRS 9 are permitted. - As a result of the adoption of IFRS 9, the classification of trading and investment instruments as instructed on IAS 39 are eliminated. Therefore, financial assets and liabilities will be classified and measured in accordance with the categories established by IFRS 9: “Financial assets for trading at fair value through profit and loss”, “Financial assets not for trading compulsorily measured at fair value through profit and loss”, “Financial assets designated at fair value through profit and loss”, “Financial assets at fair value through other comprehensive income” and “Financial assets at amortized cost”. - In regards to the requirement on valuations of goodwill and other intangibles, it is established that the independent reports that support the recognized amount must explicitly consider the provisions of IAS 36 that are applicable and must be issued under the attestation standards adopted by the Chilean Association of Accountants. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 51

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued - In connection with the preparation of the financial statements, the exception from the obligation to disclose results and other comprehensive income with their respective notes for the quarterly period, together with the cumulative periods already disclosed under IAS 34, are eliminated. - It is specified that valuation according to the cost methodology, less accumulated depreciation, amortization and impairment, should be applied after initial recognition, both for fixed assets, intangible assets, investment property and assets with the right to use property under lease. - Regarding financial leasing operations, where the bank acts as lessor, it is specified the Commission’s instructions prevail over IFRS 16, which must be applied in all aspects that do not conflict with them. · Chapter B-2 Provisions for credit risk The criterion for the suspension of recognition of interest income and adjustments on an accrual basis is amended and will now apply to all loan that are more than 90 days past due, whether the loan is subject to individual or group assessment. · Chapters C-1 and C-2 Impaired loans and write-offs The changes made to the CAS include the modification to the current Statement of Financial Position and the Statement of Income for the period, which are consistent with the adoption of IFRS 9 instead of IAS 39. In addition, the new “Statement of Other Comprehensive Income” and the “Statement of Changes in Equity” are included. Likewise, the financing and investment activities in the Cash Flow Statement are defined, incorporating more precise guidelines for the preparation of these In addition, more detail and disaggregation of the information contained in some notes to the financial statements are required, in order to comply with IFRS 7, along with specifying other considerations particular to other IFRSs that must be observed for the preparation of the notes. To this end, special emphasis is placed on the disclosure of information relating to impairment, considering the impairment model for placements contained in Chapters B-1, B-2 and B-3 of the same CAS. In accordance with these changes, Chapter C-1 containing models for the presentation of the notes on cash and cash equivalents, financial assets at amortized cost, contingent credits, credit losses, related party disclosures and regulatory capital requirements are modified. Among the other aspects considered in updating chapter C-1, is the requirement for a financial report prepared in accordance with “IFRS Practice Statement 1 - Management Commentary”, which must accompany the interim and annual financial statements. With regard to the interim financial statements, Chapter C-2 contains references to their composition, presentation of comparative quarterly figures, their notes, the requirement for a financial report mentioned above and the corresponding publications, in accordance with Article 16 of the General Banking Law. · Chapter C-3 Contingent credits The accounting plan for the standardized monthly financial statements contained in Chapter C-3 of the CAS is modified, both in the coding of the accounts and in their description, so that the information detailed therein is consistent with the Statement of Financial Position, the Statement of Income and the Statement of Other Comprehensive Income. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 52

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued · Other matching adjustments In addition to the adjustments relating to the references to the new supervising entity, references to IFRS and some items of financial information that have been modified as mentioned above and which are present in various chapters of the CAS, where also updated. · Chapter E- Transitional provisions The new CAS provisions will be applicable as of January 1, 2021, with a transition date as of January 1, 2020, for purposes of the comparative financial statements to be issued as of March 31, 2021. Any impact from the transition to the new generally accepted principles and criteria set forth by the Commission at the transition date must be recorded against the equity item “Other non-earnings reserves” (item 32000.01.00), as of January 1, 2021. Notwithstanding the above, the change of criteria for the suspension of the recognition of interest income and inflation-indexation adjustments on an accrual basis as established in Chapter B-2, must be adopted no later than January 1, 2021. In accordance with the above, Chapter E of the CAS is updated, which contains its transitional provisions. As of the date of issuance of these consolidated financial statements, Management is assessing the impact of the adoption of the New Compendium of Accounting Standards for Banks. New accounting pronouncements introduced by IASB 4) Standards and Interpretations that have been established in these Consolidated Financial Statements 4.1) IFRS 16 “Leases” On January 13, 2016, the IASB published a new standard, IFRS 16 “Leases.” The new standard meant that most leases are specific in the tenant balance sheet under a single model, eliminating the distinction between operating and financial leases. However, accounting for lessors remains largely unchanged and the distinction between operating and financial leases is retained. IFRS 16 replaces IAS 17 “Leases” and related interpretations and is effective for steps beginning on or after January 1, 2019. The impacts of the adoption of this standard are shown in Note 2 Accounting Changes and its corresponding disclosures in Note 15 Assets for right of use and lease contracts liabilities. 4.2) IFRIC 23 “Uncertainty regarding income tax treatments” Issued on June 7, 2017, it aims to reduce the diversity in how airlines recognize and measure a tax liability or a tax asset when there is uncertainty about income tax treatments. The Interpretation is about how to identify the uncertainty in accounting for income taxes being applicable to the determination of the tax base (tax loss), tax basis, unused tax losses, unused tax credits and tax rates when there is uncertainty about tax treatments under IAS 12. The adoption of this interpretation had no impact on the Consolidated Financial Statements. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 53

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued 4.3) Annual improvements 2015 - 2017 cycle The amendment published in December 2017 introduces the following improvements: • IFRS 3 “Business combinations” / IFRS 11 “Joint agreements”: treats previous interests in a joint operation, as a business combination in stages. • IAS 12 “Income tax”: deals with the consequences of income tax on payments of financial instruments classified as equity. • IAS 23 “Loan costs”: treats the eligible costs for capitalization. The implementation was mandatory from January 1, 2019. The adoption of these improvements had no impact on the Consolidated Financial Statements. 4.4) Amendment to IAS 19 “Employee Benefits” - Reduction or Settlement In February 2018, the International Accounting Standards Board issued the Policy, Reduction or Liquidation of the Plan (Amendments to IAS 19). Modifications to the accounting when there is a modification, reduction or liquidation of the plan occurs. The adoption of this amendment had no impact on the Consolidated Financial Statements. 5) Standards and Interpretations that have been issued, but adoption is not mandatory for these Consolidated Financial Statements 5.1) IFRS 9 “Financial Instruments” - Final version On November 12, 2009, the International Accounting Standard Board (IASB) issued IFRS 9, “Financial Instruments”. On October 28, 2010 its revised version is published, agreeing guidelines on the classification and measures of financial liabilities. On November 19, 2013, see an amendment which includes the new general hedge accounting model. On July 24, 2014, the IASB issued the final version of IFRS 9, which contains the accounting requirements for financial instruments, replacing IAS 39 “Financial Instruments: Recognition and Measurement”. The standard establishes the following requirements: Classification and Measurement: Financial assets are to be classified on the basis of the business model in which they are held and the characteristics of their contractual cash flows. The 2014 version of IFRS 9 introduces a measurement category called “fair value with change in other comprehensive income” for certain debt instruments. Financial liabilities are classified in a manner similar to IAS 39 “Financial Instruments: Recognition and Measurement”, however, there are differences in the requirements applicable to the measurement of the entity’s own credit risk. Impairment: The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of impairment of financial assets, so it is not necessary for an event related to the credit to occur before the recognition of the credit losses. Hedge accounting: Introduces a new model that is designed to align hedge accounting more closely with risk management, when they cover exposure to financial and non-financial risk. Derecognition of accounts: The requirements for derecognition of financial assets and liabilities keep the existing requirements of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 54

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued Amendment to IFRS 9 “Financial instruments” Published on October 17, 2017, this modification allows more assets to be measured at amortized cost in the previous version of IFRS 9, in particular some prepaid financial assets with negative compensation. Qualified assets, which include some loans and debt securities, which would otherwise have been measured at fair value through profit or loss (FVTPL). To qualify at amortized cost, the negative compensation must be a “reasonable compensation for early termination of the contract.” The modifications are effective for the annual periods beginning on January 1, 2019. Prepayment Features with Negative Compensation (amendments to IFRS 9) In October 2017, the IASB issued an amendment to IFRS 9 on “Advance payments with negative compensation”. These conditions have been successfully modified. The modifications are effective for annual periods beginning on January 1, 2019. Bank Management analyzed these amendments/new pronouncements in detail and concluded that, in accordance with the provisions of the CAS in numeral 12 of Chapter A-2, Limitations or Precisions on the Use of General Criteria, it indicates that it will not apply this rule in advance, and furthermore it will not be applied while the CMF does not establish it as a standard of obligatory use for all Banks. With the issuance of the New Compendium of Accounting Standards for Banks (CASB), IFRS 9 should be applied only in those sections where the regulator allows it. 5.2) Amendment to the Conceptual Framework for Financial Reporting In March 2018, the International Accounting Standards Board (Board) issued a complete set of concepts for financial reporting, the revised Conceptual Framework for Financial Information (Conceptual Framework), replacing the previous version of the Conceptual Framework issued in 2010 The revised Conceptual Framework has an effective date from January 1, 2020. The amendment introduces new definitions and includes guidance on certain considerations. Given the nature of the amendment, it will not have a significant impact on the Consolidated Financial Statements. 5.3) Amendment to IFRS 3 “Business combinations” - Business definition In October 2018, the International Accounting Standards Board (IASB) issued the Definition of a business to make it easier for companies to decide whether the activities and assets they acquire are a business or simply a group of assets. Reduce the limitations of a company to the center of the definition of products in goods and services provided to customers and other income from ordinary activities, instead of providing dividends or other economic benefits directly to investors or reducing costs. The amendment to IFRS 3 has an effective date from January 1, 2020. The amendment clarifies the definition of business in the context of a business combination, the adoption of which will not have a significant impact on the Consolidated Financial Statements. 5.4) Amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, policy changes and accounting errors” On October 31, 2018, the IASB published “Definition of material (amendments to IAS 1 and IAS 8)” to clarify the definition of “material” and align the definition used in the Conceptual Framework and similar standards. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 55

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued The changes relate to a new revised definition of “material” that is cited following the final amendments: “Information is material if its omission, misstatement or concealment could reasonably be expected to influence the decisions that primary users of general purpose financial statements make on the basis of those statements, which provide financial information about a specific reporting entity” The new definition of material is found in IAS 1 “Presentation of Financial Statements”. The definition of material in IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” has been replaced with a reference to IAS 1. The amendments are effective for annual periods beginning on or after January 1, 2020. Early application is allowed. The nature of the amendment includes standardizing the definition of “material”, the adoption of which will not have a significant impact on the Consolidated Financial Statements. 5.5) Amendment to IAS 28 “Investments in associates and joint ventures” On October 12, 2017, the IASB published Long-Term Participations in Associates and Joint Ventures (Amendments to IAS 28). The amendments clarify that IFRS 9, including its change requirements, involves long-term participation. In addition, when applying IFRS 9 to long-term interests, an entity does not take in the measurement of adjustments to its book values required by IAS 28 (that is, adjustments to the book value of long-term shares that originate from the allocation of investment losses or evaluation of the reduction in accordance with IAS 28). The retrospectively affected amendments sometimes annual that began on or after January 1, 2019. Early application is allowed. The specific transitional provisions specific to the application for the first time of the amendments coincide with that of IFRS 9. The adoption of this amendment had no impact on these Consolidated Financial Statement, in accordance with the provisions of numeral 12 of Chapter A-2, Limitations or Precisions to the Use of General Criteria, of the CAS, this standard (IFRS 9) or its amendments will not apply, subsequent improvements, as long as the CMF does not authorize and therefore has its mandatory use for all Banks. 5.6) Amendment to IFRS 9, IAS 39 and IFRS 7 “Reform of the reference interest rate” Published in September 2019, it is being modified providing certain simplifications in relation to the reform of reference interest rates. The simplifications relate to hedge accounting and have an effect on the IBOR reform, the quality generally should not cause hedge accounting to end. However, any inefficiency of coverage must continue to be recorded in income. The amendments apply retrospectively to annual periods beginning on or after January 1, 2020. The nature of the amendment includes simplifying requirements relating to interest rate benchmark reform, the adoption of which will not have a significant impact on the Consolidated Financial Statements. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 56

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 1 – General Information and Summary of Significant Accounting Policies, continued 5.7) Sale or contribution of assets between an Investor and its Associate or Joint Venture (amendments to IFRS 10 and IAS 28) The amendments to IFRS 10 and IAS 28 address situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments provide that gains or losses, resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture, accounted for using the equity method are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains or losses resulting from the remeasurement to fair value of investments held in a former subsidiary (which has become an associate or joint venture that is accounted for using the equity method) are recognized in the results of the former parent only to the extent of the unrelated investors’ interests in the new associate or joint venture. The effective date of the amendments has not yet been established by the IASB; however, early application of the amendments is permitted. The amendment includes guidelines regarding the loss of control over subsidiaries, the adoption of this amendment will not have a significant impact on the Consolidated Financial Statements. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 57

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 2 – Accounting Changes

a) Adoption of IFRS 16 "Leases"

On January 13, 2016, the IASB published IFRS 16 *"Leases"*. The new standard, adopted on January 1, 2019, implies that leases that meet the required specifications are specified in the tenant's balance sheet under a single model, eliminating the distinction between operating and financial leases.

The Bank adopted a "modified prospective" application approach which implies that as of January 1, 2019 the corresponding modifications were modified and determined the asset for the right to use leased assets and the lease liability from that date forward, without considering the date of origin of the contract. For more details on how to post, see letter g) Leases of Note 1.

Bank's Management evaluated the impact on the adoption of this standard through the valuation of its executed lease agreements, recognizing an right of use assets under lease agreements and lease contracts liabilities as of January 1, 2019 of MCh$176,795, which generated impact on the consolidated solvency indicators of 11 basis points going from 14.62% to 14.51% (for additional information see Note 36 Risk Management letter d) Capital Requirements).

Below is a breakdown of the impacts and reclassifications due to initial application of the standard as of January 1, 2019:

	As of December 31, 2018	Initial recognition	Reclassifications (*)	As of January 1, 2019
	MCh$	MCh$	MCh$	MCh$
Assets for the right to use leased assets	-	176,795	36,920	213,715
Fixed assets	95,564	-	(36,920)	58,644
Subtotal assets	**95,564**	**176,795**	-	**272,359**
Obligations for lease agreements	-	176,795	-	176,795
Subtotal liabilities	-	**176,795**	-	**176,795**

(*) Corresponds to improvements in leased properties which have been reclassified as assets for the right of use assets under lease agreements resulting from the adoption of IFRS 16 "Leases" and in accordance with Circular No. 3,645 of January 11, 2019 issued by the SBIF (currently CMF). See letter d) in Note 14 Fixed assets.

Additional disclosures of the asset for the right to use leased assets and liabilities for obligations for lease contracts in Note 15 Assets for right of use and obligations for leases.

b) Debit value adjustment recognition

As of March 2019, the Bank Administration recognized in its Consolidated Financial Statements the effect on the valuation of derivatives corresponding to the Debit Value Adjustment ("DVA"). This valuation criterion generated a gain of MCh$301, which has been recognized as a change in the estimate in accordance with IAS 8 *"Accounting policies, changes in accounting confirmations and errors"*.

c) Implementation of the standard method for commercial group provisions provided in Circulars No. 3,638 and No. 3,647 issued by the CMF.

As of July 1, 2019, the bank implemented the standard method to determine provisions for commercial loans group portfolio. This change in criteria implied to recognize additional allowances of MCh$21,232, which has been recognized as a change in an estimate in accordance with IAS 8.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 58

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 3 – Significant events As of December 31, 2019, the following relevant events of the Bank and its subsidiaries or in the Consolidated Financial Statements have been recorded: ITAÚ CORPBANCA Ordinary Shareholders Meeting At the Ordinary Shareholders Meeting of Itaú Corpbanca, held on March 19, 2019, the following agreements were adopted, among others: 1) The total renewal of the Board of Directors was processed, the following being elected once (11) Regular Directors and two (2) Alternate Directors, in accordance with the Statutes of Itaú Corpbanca: Directors: Jorge Saieh Guzmán Caio Ibrahim David Ricardo Villela Marino Milton Maluhy Filho Jorge Selume Zaror Andrés Bucher Cepeda Fernando Aguad Dagach Gustavo Arriagada Morales Pedro Samhan Escándar Bernard Pasquier Fernando Concha Ureta Alternate Directors: Diego Fresco Gutiérrez Jessica López Saffie It should be noted that the directors, Mr. Gustavo Arriagada Morales, Pedro Samhan Escándar, Bernard Pasquier and Fernando Concha Ureta, were appointed independent directors, in accordance with the provisions of article 50 bis of Law No. 18,046 on Corporations Anonymous 2) 30% of the 2018 earnings are distributed, which correspond to the amount of MCh$51,614, as a dividend to shareholders, which determines a dividend of $0.100728627 for each share entitled to receive dividends. Close of the representation office in Madrid On April 24, 2019, the SBIF (currently CMF) was informed of the intention to close the representative office in Madrid, which was materialized on July 31, 2019. Acquisition of the MCC entities On May 28, 2019, the Board of Directors of Itaú Corpbanca approved the acquisition of the MCC entities, which include MCC Securities Inc., MCC Asesorías S.A. and MCC S.A. Corredores de Bolsa, in accordance with the provisions of the Transaction Agreement and in compliance with the provisions of Title XVI of Law No. 18,046 on Corporations. The acquisition of the MCC entities by Itaú Corpbanca is subject to the approval of the corresponding regulators, including the Commission for the Financial Market. The detail of the aforementioned transaction is further discussed on Note 23 Contingencies, Commitments and Responsibilities, letter b). Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 59

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 3 – Significant events, continued Purchase of Itaú Corpbanca Colombia shares (participation held by Helm LLC and KSHC) On May 29, 2019, the CMF authorized the Bank to acquire the participation held by Helm LLC and KSHC in Itaú Corpbanca Colombia of 19.44% and 1.38%, respectively. On July 4, 2019, the Central Bank of Chile authorized the acquisition of 19.44% of Helm LLC’s ownership and 1.38% of KSHC’s ownership, under the terms set forth by said authority. On December 3, 2019, after obtaining regulatory approvals from banking supervisors in Chile, Colombia and Brazil, Itaú Corpbanca completed the acquisition of the shares. The interests of Helm LLC and Kresge Stock Holding Company Inc. were acquired by Itaú Corpbanca in a number of shares representing 20.82% of the share capital of Itaú Corpbanca Colombia, for a total price of approximately US$ 334 million. As a result of these acquisitions, Itaú Corpbanca owns 87.10% of the capital stock of Itaú Corpbanca Colombia. Subsequent to these transactions, the shareholders agreement dated July 31, 2013, which applied with respect to Itaú Corpbanca Colombia, was terminated. ITAÚ CORREDORES DE SEGUROS S.A. On March 18, 2019, at the Ordinary Shareholders Meeting, 61.1027% of the profits for 2018 were distributed, which corresponds to the amount of MCh$14,722, as a dividend to shareholders. The Board of Directors of the Company was renewed at the same Ordinary Shareholders Meeting. The following Directors were appointed: Cristián Toro Cañas Julián Acuña Moreno Pablo Meyer Black Arturo Achondo Guzmán Walter Krefft Moreno On August 28, 2019, the Chairman of the Board of Directors, in ordinary session, Mr. Cristián Toro Cañas, reports that on the 23rd of the same month, Mr. Arturo Achondo Guzmán submitted his resignation to the position of Chief Executive Officer and Director of the company. In its place, the board of Directors unanimously agreed on the appointment of Mr. Felipe Benavente Nazar as Chief Executive Officer who assumed his duties as of September 2, 2019. On September 30, 2019, in an extraordinary session, the Board of Directors agreed to appoint Mr. Felipe Benavente Nazar as Director of the company, remaining in this position until the next Ordinary Shareholders Meeting. This situation was communicated to the Commission for the Financial Market. At the same Ordinary Shareholders’ Meeting, the Board of Directors of the company was renewed, and the following Directors were elected: Cristián Toro Cañas Felipe Benavente Nazar Julián Acuña Moreno Walter Krefft Moreno Pablo Meyer Black Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 60

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 3 – Significant events, continued ITAÚ ADMINISTRADORA GENERAL DE FONDOS S.A. In an ordinary session of the Board of Directors dated February 25, 2019, the Board of Itaú AGF was informed and resolved to accept the resignation of the director Mr. Fernando Beyruti. Consequently, and given the vacancy of the position, the Board of Directors of Itaú AGF designed Mr. Jorge Novis Neto as a replacement for Mr. Beyruti, as of that date. During the session, Mrs. Luciana Hildebrandi Marchione was appointed as director of the Company. On March 18, 2019, the Ordinary Shareholders’ Meeting of Itaú Administradora General de Fondos S.A. was held, where it was approved to distribute all of the profits for the year ended December 31, 2018, as dividends, for an equivalent amount of MCh$6,790. During the meeting, the renewal of the members of the Board of Directors was approved in accordance with the provisions of Article 32 of Law 18,046, the following persons were appointed as directors of Itaú Administradora General de Fondos S.A.: Gabriel Amado de Moura Jorge Novis Neto Marcello Siniscalchi Luciana Hildebrandi Marchione Julián Acuña Moreno In extraordinary session of the Board of Directors held on May 27, 2019, the resignation of the Director of the Company, Mr. Marcello Siniscalchi, was accepted, which became effective immediately. ITAÚ ASESORÍAS FINANCIERAS LTDA. On March 15, 2019, it was agreed at the Ordinary Shareholders Meeting to distribute 90% of the profits for the year ended December 31, 2018, amounting to MCh$7,489 as dividends. On April 5, 2019, the CMF authorized by letter addressed to the Chief Executive Officer of Itaú Corpbanca the following: - Recaudaciones y Cobranzas Limitada may acquire from Itaú Corpbanca Corredores de Bolsa S.A. the full shares that said entity holds in Itaú Asesoría Financieras Limitada. - Itaú Asesorías Financieras S.A. proceeded to be transformed into a private limited liability company. On May 2, 2019, Itaú Corredores de Bolsa sold its stake in Itaú Asesorías Financieras, corresponding to 3 shares of a total of 30,000, to Recaudaciones y Cobranzas Limitada. On this same date, an Extraordinary Shareholders Meeting was held, where the transformation of Itaú Asesorías Financieras S.A. was unanimously agreed to a private limited liability company, changing its name to Itaú Asesorías Financieras Limitada. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 61

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 3 – Significant events, continued CORPLEGAL S.A. On January 8, 2019, authorization was requested to the CMF in order to proceed with the dissolution of the subsidiary CorpLegal S.A., in order to conduct the dissolution, Itaú Corpbanca will acquire the participation of CorpLegal held by Itaú Corredores de Bolsa (the “transaction”), both subsidiaries of the Bank, as a result of this transaction, all of its shares will be held by one shareholder, meeting with the provisions of article 103 number 2 of Law 18,046 to dissolve a Corporation, the transaction was authorized by SBIF (currently CMF) on February 26, 2019. During the Board of Directors of the Bank held on March 27, 2019, it was approved the dissolution of CorpLegal S.A. in the terms mentioned above. On May 20, 2019, the dissolution of the company and subsidiary of Itaú Corpbanca, Corplegal S.A., was materialized. ITAÚ CORPBANCA COLOMBIA Dividend Distribution As stated in the irrevocable commitment of the Bank with the Financial Superintendence of Colombia to capitalize the profits generated in 2018, it was approved at the Ordinary Shareholders Meeting held on March 23, 2018, to capitalize 100% of the profits for the year ended December 31, 2018 for a total amount of COP$10,343,857,073.51, as legal reserve. Directors appointment On March 18, 2019 a Shareholders Meeting was held, where the Board of Directors for the period 2019-2020 was elected. The following members were appointed: Roberto Brigard Holguín Luis Martínez Lema Cristián Toro Cañas Gabriel Amado de Moura Juan Echeverría González Manuel Olivares Rossetti María Ferro Iriarte Mónica María Aparicio Smith Rafael Pardo Soto Statutes modifications On December 10, 2019, the statutes of Itaú Corpbanca Colombia S.A. were modified, decreasing the number of members of the Board of Directors from 9 directors to 5 directors. At the Shareholders’ Meeting, the following Directors were appointed: Roberto Brigard Holguin Mónica Aparicio Smith Manuel Olivares Rossetti Gabriel Amado de Moura Juan Echeverría González Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 62

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 4 – Reporting Segments The information reported by segments is determined by the Bank on the basis of its operating segments (Chile, that includes the New York Branch, and Colombia), which are mainly differentiated by the risks and rewards that affect them. The reporting segments and the criteria used to inform the highest authority of the Bank on the decision making of the operation are in accordance with what is set forth in IFRS 8 “Operating Segments”. a. Segments In accordance with the foregoing, the descriptions of each operating segment are as follows: i) Chile The Bank’s business activities in Chile take place mainly in the local market. It has strategically aligned its operations into the following five business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services. The Bank manages these business areas using a reporting system for internal profitability. The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single Cash Generating Unit, to decide on the resource allocation for the segment and evaluate its performance. ii) Colombia Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it. The commercial activities of this segment are carried out by Itaú Corpbanca Colombia S.A. and its subsidiaries. The Bank did not enter into transactions with a particular customer or third party in excess of 10% of its total income during the years ended December 31, 2019 and 2018. b. Geographic Information Itaú Corpbanca reports revenue by segment from external customers that is: · Attributed to the entity’s country of domicile and · Attributed, in aggregate, to all foreign countries where the entity obtains revenue. Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 63

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 4 – Reporting Segments, continued

When income from ordinary activities from external clients attributed to a particular foreign country is significant, they will be disclosed separately. According to the previous, the group operates in two main geographical areas: Chile and Colombia. Chile segment includes the operations carried out by Itaú Corpbanca New York Branch and Colombia segment includes the operations carried out by Itaú (Panamá) S.A., Itaú Casa de Valores S.A. and Itaú Corredores de Seguros Colombia S.A.

The information on interest income and inflation-indexation adjustments for the years ended December 31, 2019 and 2018, of the aforementioned geographical areas is as follows:

	2019			2018		
	Chile	Colombia	Totals	Chile	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	1,226,286	493,654	1,719,940	1,167,809	530,836	1,698,645
Interest expense	(631,279)	(241,943)	(873,222)	(593,796)	(257,858)	(851,654)
Net interest income	**595,007**	**251,711**	**846,718**	**574,013**	**272,978**	**846,991**

c. Information on assets, liabilities and profits and losses

Segment information on assets, liabilities, profits and losses for the year is presented in accordance with the main items described in the Compendium of Accounting Standards issued by the CMF.

c.1 Assets and Liabilities

	Notes	As of December 31, 2019			As of December 31, 2018		
		Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS							
Cash and deposits in Banks	5	610,901	398,780	1,009,681	483,416	504,264	987,680
Cash items in process of collection	5	230,595	710	231,305	318,433	225	318,658
Trading investments	6	109,924	71,478	181,402	44,157	42,781	86,938
Investments under resale agreements	7	46,686	29,289	75,975	91,510	17,957	109,467
Financial derivate contracts	8	3,061,530	93,427	3,154,957	1,266,218	102,739	1,368,957
Loans and accounts receivable from customers and interbank loans	9-10	17,768,441	4,661,402	22,429,843	16,710,824	4,464,355	21,175,179
Available for sale investments	11	2,748,183	845,021	3,593,204	1,594,955	1,055,821	2,650,776
Held to maturity investments	11	30,132	85,550	115,682	122,372	76,538	198,910
Investments in companies	12	11,166	3,772	14,938	6,232	4,323	10,555
Intangible assets (*)	13	1,443,920	173,825	1,617,745	1,432,529	181,278	1,613,807
Fixed assets	14	36,051	21,911	57,962	78,430	17,134	95,564
Assets for the right to use leased assets	15	165,986	38,573	204,559	-	-	-
Current taxes	16	30,773	54,743	85,516	70,255	52,874	123,129
Deferred taxes	16	176,696	7,471	184,167	149,894	4,705	154,599
Other assets	17	705,354	78,093	783,447	438,329	123,106	561,435
Totals		**27,176,338**	**6,564,045**	**33,740,383**	**22,807,554**	**6,648,100**	**29,455,654**

	Notes	As of December 31, 2019			As of December 31, 2018		
		Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES							
Deposits and other demand liabilities	18	2,765,496	2,107,952	4,873,448	2,463,722	1,836,753	4,300,475
Cash items in process of being cleared	5	164,573	-	164,573	247,165	-	247,165
Obligations under repurchase agreements	7	499,136	60,321	559,457	370,623	644,991	1,015,614
Time deposits and other time liabilities	18	9,700,785	1,919,402	11,620,187	8,104,729	2,016,382	10,121,111
Financial derivative contracts	8	2,839,914	98,120	2,938,034	1,035,394	77,412	1,112,806
Interbank borrowings	19	1,883,900	762,856	2,646,756	1,602,125	725,598	2,327,723
Debt instruments issued	20	5,687,763	720,593	6,408,356	5,445,000	565,124	6,010,124
Other financial liabilities	20	12,966	-	12,966	12,400	-	12,400
Obligations for lease	15	137,334	35,590	172,924	-	-	0
Current taxes	16	13	-	13	528	663	1,191
Deferred taxes	16	-	263	263	-	471	471
Provisions	21	111,796	82,311	194,107	162,930	74,240	237,170
Other liabilities	22	653,786	55,128	708,914	471,669	50,123	521,792
Totals		**24,457,462**	**5,842,536**	**30,299,998**	**19,916,285**	**5,991,757**	**25,908,042**

(*) Includes Goodwill generated in business combination between Banco Itaú Chile and Corpbanca totaling MCh$1,194,331 as of December 31, 2019 (MCh$1,178,235 as of December 31, 2018)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 64

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 4 – Reporting Segments, continued

c.2 Income for the years ended December 31, 2019 and 2018

		For the years ended December 31,					
		2019			2018		
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	25	595,007	251,711	846,718	574,013	272,978	846,991
Net fee and commission income	26	138,007	36,397	174,404	149,673	36,456	186,129
Net income (expense) from financial operations	27	151,572	(10,138)	141,434	151,009	43,250	194,259
Net foreign exchange gain (loss)	28	(24,858)	52,484	27,626	3,631	(23,691)	(20,060)
Other operating income	33	20,682	25,220	45,902	25,515	12,319	37,834
Provision for loan losses	29	(243,133)	(79,560)	(322,693)	(158,272)	(84,218)	(242,490)
NET OPERATING PROFIT		**637,277**	**276,114**	**913,391**	**745,569**	**257,094**	**1,002,663**
Depreciation and amortization	32	(86,593)	(40,573)	(127,166)	(53,544)	(33,273)	(86,817)
Operating expenses (*)	33	(398,713)	(215,096)	(613,809)	(450,867)	(211,767)	(662,634)
OPERATING INCOME		**151,971**	**20,445**	**172,416**	**241,158**	**12,054**	**253,212**
Income from investments in companies	12	4,900	1,932	6,832	287	1,241	1,528
Income taxes	16	(41,520)	(5,264)	(46,784)	(78,884)	990	(77,894)
CONSOLIDATED INCOME FOR THE YEAR		**115,351**	**17,113**	**132,464**	**162,561**	**14,285**	**176,846**

(*) Includes personnel salaries and expenses, administrative expenses, impairment and other operating expenses.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019
65

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 5 – Cash and Cash Equivalents a. Cash and Cash Equivalents detail The detail of the balances included under cash and cash equivalents is as follows: As of December 31, 2019 2018 MCh$ MCh$ Cash and deposits in banks Cash 253,779 255,449 Deposits in the Central Bank of Chile 103,756 70,444 Deposits in local banks 14,254 4,422 Deposits in foreign banks 637,892 657,365 Subtotals cash and deposits in banks 1,009,681 987,680 Cash items in process of collection, net (1) 66,732 71,493 Highly liquid financial instruments (2) 295,551 194,412 Investments under resale agreements (3) 75,975 109,467 Totals cash and cash equivalents 1,447,939 1,363,052 (1) See letter b. “Cash in process of collection and in process of being cleared” on the next page. (2) Highly liquid financial instruments: Corresponds to those financial instruments included in the trading and available-for-sale portfolios with maturities that do not exceed three months from the acquisition date and the detail is as follows: Notes As of December 31, 2019 2018 MCh$ MCh$ Highly liquid financial instruments Trading investments 6 28,772 15,741 Available for sale investments 11 266,779 178,671 Totals 295,551 194,412 (3) Investments under resale agreements: Corresponds to resale agreements with maturities that do not exceed three months from the acquisition date, which are presented under the item “Investments under resale agreements” of the asset in the Consolidated Statement of Financial Position. The detail is as follows: Note As of December 31, 2019 2018 MCh$ MCh$ Investments under resale agreements 7 a) 75,975 109,467 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 66

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 5 – Cash and Cash Equivalents, continued b. Cash in process of collection and in process of being cleared Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing differences. The detail of these balances is as follows: As of December 31, 2019 2018 MCh$ MCh$ Assets Documents held by other banks (documents to be cleared) 76,922 77,085 Funds receivable 154,383 241,573 Subtotals assets 231,305 318,658 Liabilities Funds payable 164,573 247,165 Subtotals liabilities 164,573 247,165 Cash items in process of collection, net 66,732 71,493 c. Other operating cash flows Based on the nature of its activities, the Bank considers that its funding has a direct relationship with its loan and investing portfolio; for such purpose all those activities are taken into consideration to determine, approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments. Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Consolidated Statement of Income and our Consolidated Statement of Cash Flows. Examples of cash flows from operating activities are: i. Investments under resale agreements and obligations under repurchase agreements. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Note 7). ii. Investments portfolio. This item represents the cash flows (collections and payments) of our trading and non-trading portfolio related financial instruments (see Note 11). iii. Foreign borrowings and repayment of foreign borrowings. These items represent the cash flows (collections and payments) of obligations with foreign banks (see Note 18) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see Note 9) and “Loans and receivables from customers” (see Note 10). iv. Increase and repayment of other borrowings. These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 19). Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 67

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 6 – Trading Investments The detail of the financial instruments classified as trading investments is as follows: As of December 31, 2019 2018 MCh$ MCh$ Chilean Central Bank and Government securities Chilean Central Bank bonds 52,019 21,736 Other Government securities 28,879 14,872 Other Chilean securities Bonds 905 3 Notes - 4,014 Others Instruments 22,218 - Foreign financial securities Bonds 67,088 23,276 Other securities 4,390 19,505 Investments in mutual funds Funds managed by related entities 5,870 3,532 Funds managed by third parties 33 - Totals 181,402 86,938 As of December 31, 2019, the trading portfolio includes financial assets for an amount of MCh$28,772 (MCh$15,741 as of December 31, 2018) with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5). Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 68

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 7 – Investments under Resale Agreements and Obligations under Repurchase Agreements a. The Bank purchases financial instruments to resell them on a future date. As of December 31, 2019 and 2018, the instruments acquired under agreements to resell are as follows: As of December 31, 2019 Between 3 Up to 3 months and 1 Over 1 year Totals months year MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities Chilean Central Bank instruments 20,593 - - 20,593 Government securities 17,491 - - 17,491 Other Chilean Central Bank and Government securities - - - - Other Chilean securities Bonds 8,603 - - 8,603 Notes - - - - Other securities - - - - Foreign financial securities Central Banks and Governments securities 27,546 - - 27,546 Other foreign instruments 1,742 - - 1,742 Totals 75,975 - - 75,975 As of December 31, 2018 Between 3 Up to 3 months and 1 Over 1 year Totals months year MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities Chilean Central Bank instruments 14,533 - - 14,533 Government securities 76,977 - - 76,977 Other Chilean Central Bank and Government securities - - - - Other Chilean securities Bonds - - - - Notes - - - - Other securities - - - - Foreign financial securities Central Banks and Governments securities 17,351 - - 17,351 Other foreign instruments 606 - - 606 Totals 109,467 - - 109,467 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 69

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 7 – Investments under Resale Agreements and Obligations under Repurchase Agreements, continued b. As of December 31, 2019 and 2018, the instruments acquired under agreements to repurchase are as follows: As of December 31, 2019 Between 3 Up to 3 months and 1 Over 1 year Totals months year MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities Chilean Central Bank instruments 168,778 - - 168,778 Government securities 11,970 - - 11,970 Other Chilean Central Bank and Government - - - - securities Other Chilean securities Bonds 318,389 - - 318,389 Notes - - - - Other securities - - - - Foreign financial securities Central Banks and Governments securities - - - - Other foreign instruments 60,320 - - 60,320 Totals 559,457 - - 559,457 As of December 31, 2018 Between 3 Up to 3 months and 1 Over 1 year Totals months year MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities Chilean Central Bank instruments 21,018 - - 21,018 Government securities 283,898 - - 283,898 Other Chilean Central Bank and Government - - - - securities Other Chilean securities Bonds - - - - Notes - - - - Other securities 65,707 - - 65,707 Foreign financial securities Central Banks and Governments securities - - - - Other foreign instruments 644,991 - - 644,991 Totals 1,015,614 - - 1,015,614 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 70

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 8 – Financial Derivative Contracts and Hedge Accounting

a. Derivatives held for trading and hedge accounting

The Bank and its subsidiaries use the following derivate financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment). The detail of these instruments is presented below:

	As of December 31,			
	2019		2018	
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	203,868	144,069	86,562	75,615
Derivatives held for trading	2,951,089	2,793,965	1,282,395	1,037,191
Totals	**3,154,957**	**2,938,034**	**1,368,957**	**1,112,806**

a.1. Financial derivatives assets

	As of December 31, 2019			
	Notional amounts			
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	8,174,950	3,931,647	1,234,741	454,300
Currency swaps	217,953	923,526	6,640,937	855,780
Interest rate swaps	4,125,562	7,225,228	31,308,891	1,840,855
Call currency options	34,713	49,753	748	3,805
Put currency options	5,067	15,940	-	217
Totals	**12,558,245**	**12,146,094**	**39,185,317**	**3,154,957**

	As of December 31, 2018			
	Notional amounts			
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	3,643,505	703,790	419,833	342,993
Currency swaps	168,254	1,817,002	6,449,984	468,093
Interest rate swaps	3,061,784	8,933,622	34,958,699	553,608
Call currency options	26,435	102,163	17,750	4,217
Put currency options	1,119	33,260	-	46
Totals	**6,901,097**	**11,589,837**	**41,846,266**	**1,368,957**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 71

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.2 Financial derivatives liabilities

	As of December 31, 2019			
	Notional amounts			
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	11,622,926	4,440,565	830,870	504,276
Currency swaps	182,481	831,635	6,249,881	769,072
Interest rate swaps	2,939,069	6,101,205	29,362,545	1,662,363
Call currency options	31,482	51,810	-	1,758
Put currency options	18,837	39,941	374	565
Totals	**14,794,795**	**11,465,156**	**36,443,670**	**2,938,034**

	As of December 31, 2018			
	Notional amounts			
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Fair value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	1,406,262	550,427	113,872	322,241
Currency swaps	658,937	1,035,357	3,169,546	298,415
Interest rate swaps	3,111,787	5,826,465	26,522,433	489,718
Call currency options	11,540	35,344	-	1,493
Put currency options	16,367	38,172	11,115	939
Totals	**5,204,893**	**7,485,765**	**29,816,966**	**1,112,806**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 72

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.3 Portfolio detail

As of December 31, 2019 and 2018, the portfolio of financial derivative instruments for hedge accounting and trading purposes are as follows:

	As of December 31, 2019				
	Total notional amounts			Fair Value	
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	**3,679,576**	**1,371,790**	**3,072,685**	**203,868**	**144,069**
Fair value hedge					
Currency forwards	-	-	-	-	-
Currency swaps	-	-	47,463	-	1,479
Interest rate swaps	-	29,342	1,952,968	152,012	50,247
Subtotals	**-**	**29,342**	**2,000,431**	**152,012**	**51,726**
Cash flows hedge					
Currency forwards	1,426,697	849,243	556,633	4,174	17,798
Currency swaps	-	47,155	78,592	6,145	2,703
Interest rate swaps	32,408	-	437,029	2,722	5,820
Subtotals	**1,459,105**	**896,398**	**1,072,254**	**13,041**	**26,321**
Net investment in a foreign operation hedge					
Currency forwards	2,220,471	496,050	-	38,816	66,022
Subtotals	**2,220,471**	**496,050**	**-**	**38,816**	**66,022**
Derivatives held for trading	**23,673,464**	**22,239,460**	**72,556,302**	**2,951,089**	**2,793,965**
Currency forwards	16,150,708	7,076,919	1,508,978	411,310	420,456
Currency swaps	400,434	1,708,006	12,764,763	849,635	764,890
Interest rate swaps	7,032,223	13,297,091	58,281,439	1,686,122	1,606,296
Call currency options	66,195	101,563	748	3,805	1,758
Put currency options	23,904	55,881	374	217	565
Subtotals	**23,673,464**	**22,239,460**	**72,556,302**	**2,951,089**	**2,793,965**
Totals	**27,353,040**	**23,611,250**	**75,628,987**	**3,154,957**	**2,938,034**

	As of December 31, 2018				
	Total notional amounts			Fair Value	
	Up to 3 months	Between 3 months and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	**3,661,557**	**1,323,671**	**2,527,255**	**86,562**	**75,615**
Fair value hedge					
Currency forwards	32,639	17,421	102,847	16,461	5,814
Currency swaps	610,980	192,926	-	7,697	11,038
Interest rate swaps	1,231	52,105	2,194,956	15,492	16,995
Subtotals	**644,850**	**262,452**	**2,297,803**	**39,650**	**33,847**
Cash flows hedge					
Currency forwards	2,188,426	-	130,191	4,835	1,283
Currency swaps	-	330,033	-	13,363	17,593
Interest rate swaps	-	198,573	99,261	1,119	1,892
Subtotals	**2,188,426**	**528,606**	**229,452**	**19,317**	**20,768**
Net investment in a foreign operation hedge					
Currency forwards	911,036	532,613	-	27,595	21,000
Subtotals	**911,036**	**532,613**	**-**	**27,595**	**21,000**
Derivatives held for trading	**8,361,678**	**17,751,931**	**69,135,977**	**1,282,395**	**1,037,191**
Currency forwards	1,917,666	704,183	300,667	294,102	294,144
Currency swaps	216,211	2,329,400	9,619,530	447,033	269,784
Interest rate swaps	6,172,340	14,509,409	59,186,915	536,997	470,831
Call currency options	37,975	137,507	17,750	4,217	1,493
Put currency options	17,486	71,432	11,115	46	939
Subtotals	**8,361,678**	**17,751,931**	**69,135,977**	**1,282,395**	**1,037,191**
Totals	**12,105,990**	**19,075,602**	**71,663,232**	**1,368,957**	**1,112,806**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019
73

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

b. Hedge accounting

b.1 Fair value hedges

The Bank uses interest rate derivatives to manage its structural risk by minimizing accounting asymmetries in the Consolidated Statement of Financial Position. Through different hedging strategies, it redenominates an element originally at a fixed rate to a floating rate, thus decreasing the financial duration and consequently risk, aligning the balance sheet structure with expected movements in the yield curve.

The following table presents the hedged items and the hedging instrument at fair value as of December 31, 2019 and 2018, broken down by maturity:

	As of December 31, 2019				
	Notional amounts				
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items					
Loans and accounts receivable from customers					
Commercial and mortgage loans	1,032	-	-	-	1,032
Mortgage mutual loans (1)	-	342,159	80,629	263,067	685,855
Available for sale investments					
Treasury bonds	-	52,704	49,932	25,458	128,094
Debt instruments issued					
Senior bonds	28,310	98,310	80,620	1,007,834	1,215,074
Totals	**29,342**	**493,173**	**211,181**	**1,296,359**	**2,030,055**
Hedging instruments					
Currency swaps	-	47,463	-	-	47,463
Interest rate swaps	29,342	445,428	211,181	1,296,359	1,982,310
Totals	**29,342**	**492,891**	**211,181**	**1,296,359**	**2,029,773**

(1) Colombia: The information includes the effects on the hedge item generated by prepayments, therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

	As of December 31, 2018				
	Notional amounts				
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items					
Loans and accounts receivable from customers					
Commercial and mortgage loans	1,232	156,772	261,860	289,724	709,588
Available for sale investments					
Treasury bonds	666,388	52,132	35,297	42,189	796,006
Debt instruments issued					
Senior bonds	239,682	55,132	94,000	1,310,697	1,699,511
Totals	**907,302**	**264,036**	**391,157**	**1,642,610**	**3,205,105**
Hedging instruments					
Currency swaps	187,578	-	-	-	187,578
Interest rate swaps	719,724	264,036	391,157	1,642,610	3,017,527
Totals	**907,302**	**264,036**	**391,157**	**1,642,610**	**3,205,105**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 74

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

Below is an estimate forecast of cash flows:

Forecasted cash flows by interest rate risk:

	As of December 31, 2019				
	Notional amounts				
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items					
Inflows (1)	9,890	66,797	13,343	4,570	94,600
Outflows	(45,795)	(36,038)	(129,595)	(54,460)	(265,888)
Net flows	**(35,905)**	**30,759**	**(116,252)**	**(49,890)**	**(171,288)**
Hedging instruments(*)					
Outflows	(9,890)	(66,515)	(13,343)	(4,570)	(94,318)
Inflows	45,795	36,038	129,595	54,460	265,888
Net flows	**35,905**	**(30,477)**	**116,252**	**49,890**	**171,570**

(1) Colombia: The information includes the effects on the hedge item generated by prepayments, therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

	As of December 31, 2018				
	Notional amounts				
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items					
Inflows	9,678	17,366	15,632	7,728	50,404
Outflows	(24,604)	(37,185)	(50,215)	(70,615)	(182,619)
Net flows	**(14,926)**	**(19,819)**	**(34,583)**	**(62,887)**	**(132,215)**
Hedging instruments(*)					
Outflows	(9,678)	(17,366)	(15,632)	(7,728)	(50,404)
Inflows	24,604	37,185	50,215	70,615	182,619
Net flows	**14,926**	**19,819**	**34,583**	**62,887**	**132,215**

(*) Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019
75

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

b.2 Cash flow hedges

Cash flow hedges are used by the Bank mainly to:

- Reduce the volatility of cash flows in items in the Statement of Financial position that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.
- Set the rate of a portion of the pool of short-term liabilities in pesos, thus reducing the risk of an important part of the Bank's cost of funding, although still maintaining the liquidity risk of the pool.
- It also sets the rate of funding sources at a floating rate, decreasing the risk that its funding costs increase.

The following table presents the nominal values of the hedged item as of December 31, 2019 and 2018:

	As of December 31, 2019				
	Notional amounts				
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item					
Loans and accounts receivables from customers					
C40 UF	1,804,079	566,729	-	-	2,370,808
Commercial loans	5,000	43,000	-	-	48,000
Time deposits and other time liabilities					
Time deposits	27,408	-	342,633	41,300	411,341
Debt instruments issued					
Senior bonds	476,036	-	78,592	-	554,628
Interbank borrowings					
Interbank loans	42,979	-	-	-	42,979
Totals	**2,355,502**	**609,729**	**421,225**	**41,300**	**3,427,756**
Hedging instruments					
Currency forwards	2,275,939	556,633	-	-	2,832,572
Currency swaps	47,155	-	78,592	-	125,747
Interest rate swaps	32,408	53,096	342,633	41,300	469,437
Totals	**2,355,502**	**609,729**	**421,225**	**41,300**	**3,427,756**

	As of December 31, 2018				
	Notional amounts				
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item					
Loans and accounts receivables from customers					
C40 UF	2,015,643	9,961	-	-	2,025,604
Commercial loans	-	28,000	20,000	-	48,000
Time deposits and other time liabilities					
Time deposits	129,100	52,027	-	46,698	227,825
Debt instruments issued					
Senior bonds	173,683	-	-	-	173,683
Interbank borrowings					
Interbank loans	398,606	-	72,766	-	471,372
Totals	**2,717,032**	**89,988**	**92,766**	**46,698**	**2,946,484**
Hedging instruments					
Currency forwards	2,073,971	-	-	-	2,073,971
Currency swaps	444,488	-	72,766	-	517,254
Interest rate swaps	198,573	89,988	20,000	46,698	355,259
Totals	**2,717,032**	**89,988**	**92,766**	**46,698**	**2,946,484**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 76

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

Below is an estimate forecast of cash flows:

Forecasted cash flows by interest rate risk:

	As of December 31, 2019				
	Notional amounts				
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items					
Inflows	43,430	23,797	-	-	67,227
Outflows	(484,997)	(17,615)	(13,260)	(941)	(516,813)
Net flows	**(441,567)**	**6,182**	**(13,260)**	**(941)**	**(449,586)**
Hedging instruments(*)					
Outflows	(43,430)	(23,797)	-	-	(67,227)
Inflows	484,997	17,615	13,260	941	516,813
Net flows	**441,567**	**(6,182)**	**13,260**	**941**	**449,586**

	As of December 31, 2018				
	Notional amounts				
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items					
Inflows	1,848,702	169,442	521	-	2,018,665
Outflows	(11,046)	(3,797)	(5,693)	(2,837)	(23,373)
Net flows	**1,837,656**	**165,645**	**(5,172)**	**(2,837)**	**1,995,292**
Hedging instruments(*)					
Outflows	(1,848,702)	(169,442)	(521)	-	(2,018,665)
Inflows	11,046	3,797	5,693	2,837	23,373
Net flows	**(1,837,656)**	**(165,645)**	**5,172**	**2,837**	**(1,995,292)**

(*) Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31,			
	2019		2018	
	Effective portion MCh$	Ineffective portion MCh$	Effective portion MCh$	Ineffective portion MCh$
Hedged item				
Loans and accounts receivables from customers				
C40 UF	1,090	(516)	8,557	2,032
Commercial loans	2,159	289	1,024	270
Time deposits and other time liabilities				
Time deposits	(4,510)	91	(236)	-
Debt instruments issued				
Senior bonds	-	-	(3,829)	(2,718)
Interbank borrowings				
Interbank loans	(6,676)	(8)	43	-
Highly probable transaction.				
Disbursement USD	3,065	-	-	-
Totals	**(4,872)**	**(144)**	**5,559**	**(416)**

The effective portion generated by cash flow derivatives recorded in the Statement of Changes in Equity as of December 31, 2019 and 2018. The ineffective portion generated by cash flow derivatives is because both the hedged item and the hedged object do not mirror each other, which means that changes in value attributable to rate and reset components are not fully offset, but remain within the effectiveness range defined by the standard.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 77

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 8 – Financial Derivative Contracts and Hedge Accounting, continued The income generated by cash flow hedge derivatives whose effect was transferred from Other Comprehensive Income to Income for the year, as follow: As of December 31, 2019 2018 MCh$ MCh$ Hedged item Loans and accounts receivables from customers C40 UF - - Commercial loans - - Time deposits and other time liabilities Time deposits 789 200 Debt instruments issued Senior bonds - - Interbank borrowings Interbank loans - - Totals 789 200 b.3 Hedge of net investments in foreign operations Itaú Corpbanca, the parent company whose functional currency is the Chilean peso, has foreign business investments consisting of a branch in New York and acquisitions in Colombia. As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-Colombian peso exchange rate alter the parent company’s equity. The objective of these hedges is to safeguard the value of equity by managing exchange rate risk affecting the investments. Hedges of a net investment in a foreign operation, including hedges of monetary items that are accounted for as part of a net investment, are recorded to cash flow hedges, where: · The effective portion generated by cash flow derivatives recorded in the Consolidated Statement of Changes in Equity amount to MM $ 32,413 net of taxes as of December 31, 2018 and MM $ 25,797 net of deferred taxes 2017. · The ineffective portion generated from hedge instruments is recorded on profit and loss. For the years ended on December 31, 2019 and 2018 no ineffective portions were recorded. As of December 31, Notes 2019 2018 MCh$ MCh$ Opening balance 21,657 47,454 Gains (losses) on hedge of net investment in foreign operation, before tax 24 g. (46,786) (35,338) Income tax relating to hedges of net investment in foreign operations 24 g. 14,373 9,541 Closing Balance (10,756) 21,657 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 78

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 8 – Financial Derivative Contracts and Hedge Accounting, continued Each hedge is detailed in the table below: b.3.1 Hedge of net investment in the New York branch and Itaú Corpbanca Colombia subsidiary As of December 31, 2019 Statement of Statement of Notional amounts Changes in Equity Income Up to 1 Between 1 Between 3 Over 6 Effective portion Ineffective year and 3 years and 6 years years for the year portion MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Net foreign investment in Colombia 2,360,798 - - - (35,744) - Net foreign investment in NY 305,723 - - - (11,042) - Totals 2,666,521 - - - (46,786) - Hedging instruments Currency forwards 2,666,521 - - - (46,786) - As of December 31, 2018 Statement of Statement of Notional amounts Changes in Equity Income Up to 1 Between 1 Between 3 Over 6 Effective portion Ineffective year and 3 years and 6 years years for the year portion MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged items Net foreign investment in Colombia 1,326,934 - - - (26,179) - Net foreign investment in NY 116,715 - - - (10,354) - Totals 1,443,649 - (36,533) - Hedging instruments Currency forwards 1,443,649 - - - (36,533) - Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 79

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 9 – Interbank Loans As of December 31, 2019 and 2018, interbank loans are detailed as follows: As of December 31, 2019 2018 MCh$ MCh$ Local banks Loans to local banks - - Allowances for loans losses - - Subtotals - - Foreign banks Interbank cash loans 37,048 30,507 Loans to foreign banks 755 5,594 Non-transferable deposits with foreign banks 18,832 65,556 Allowances for loans losses (430) (463) Subtotals 56,205 101,194 Chilean Central Bank Deposits with the Chilean Central Bank not available (*) - 240,050 Subtotals - 240,050 Totals 56,205 341,244 (*) These are deposits that do not qualify as demand deposits. Movements in provisions and impairment for local and foreign interbank loans during the years ended December 31, 2019 and 2018 are as follows: Local Banks Foreign banks Totals MCh$ MCh$ MCh$ Balance as of January 1, 2019 - (463) (463) Charge offs - - - Allowances established - (507) (507) Allowances released - 574 574 Impairment - - - Exchange differences - (34) (34) Balances as of December 31, 2019 - (430) (430) Local Banks Foreign banks Totals MCh$ MCh$ MCh$ Balance as of January 1, 2018 - (208) (208) Charge offs - - - Allowances established - (344) (344) Allowances released - 131 131 Impairment - - - Exchange differences - (42) (42) Balances as of December 31, 2018 - (463) (463) Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 80

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 10 – Loans and accounts receivable from customers

a. Loans and accounts receivable from customers

As of December 31, 2019 and 2018, the loan portfolio is detailed as follows:

As of December 31, 2019	Assets before allowances			Allowances			Net assets
	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans							
Commercial loans	11,404,955	883,855	12,288,810	(350,331)	(55,621)	(405,952)	11,882,858
Foreign trade loans	1,082,539	26,630	1,109,169	(72,506)	(1,321)	(73,827)	1,035,342
Checking accounts debtors	142,076	12,200	154,276	(5,593)	(4,823)	(10,416)	143,860
Factoring transactions	220,554	550	221,104	(3,231)	(331)	(3,562)	217,542
Student loans	595,271	78,692	673,963	-	(19,052)	(19,052)	654,911
Commercial leasing transactions	948,297	56,912	1,005,209	(11,832)	(4,470)	(16,302)	988,907
Other commercial loans and receivables	24,251	3,004	27,255	(691)	(1,998)	(2,689)	24,566
Subtotals	**14,417,943**	**1,061,843**	**15,479,786**	**(444,184)**	**(87,616)**	**(531,800)**	**14,947,986**
Mortgage loans							
Loans with mortgage finance bonds	27,771	2,498	30,269	-	(157)	(157)	30,112
Endorsable mortgage mutual loans	95,838	8,012	103,850	-	(648)	(648)	103,202
Other mortgage mutual loans	4,183,069	201,478	4,384,547	-	(31,452)	(31,452)	4,353,095
Mortgage leasing transactions	318,777	17,810	336,587	-	(12,879)	(12,879)	323,708
Otros créditos y cuentas por cobrar	18,819	1,969	20,788	-	(156)	(156)	20,632
Subtotals	**4,644,274**	**231,767**	**4,876,041**	**-**	**(45,292)**	**(45,292)**	**4,830,749**
Consumer loans							
Installment consumer loans	1,869,870	135,168	2,005,038	-	(155,642)	(155,642)	1,849,396
Checking account debtors	187,794	18,944	206,738	-	(16,179)	(16,179)	190,559
Credit card balances	518,471	19,270	537,741	-	(27,784)	(27,784)	509,957
Consumer leasing transactions	2,943	170	3,113	-	(227)	(227)	2,886
Other consumer loans and receivables	43,986	1,613	45,599	-	(3,494)	(3,494)	42,105
Subtotals	**2,623,064**	**175,165**	**2,798,229**	**-**	**(203,326)**	**(203,326)**	**2,594,903**
Totals	**21,685,281**	**1,468,775**	**23,154,056**	**(444,184)**	**(336,234)**	**(780,418)**	**22,373,638**

As of December 31, 2018	Assets before allowances			Allowances			Net assets
	Normal portfolio	Impaired portfolio	Totals	Individual allowances	Group allowances	Totals	
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans							
Commercial loans	10,694,305	763,083	11,457,388	(345,552)	(37,531)	(383,083)	11,074,305
Foreign trade loans	897,916	30,527	928,443	(31,852)	(799)	(32,651)	895,792
Checking accounts debtors	122,191	8,909	131,100	(5,735)	(3,090)	(8,825)	122,275
Factoring transactions	206,322	4,245	210,567	(267)	(4)	(271)	210,296
Student loans	624,757	72,090	696,847	-	(16,780)	(16,780)	680,067
Commercial leasing transactions	857,066	71,094	928,160	(16,473)	(3,732)	(20,205)	907,955
Other commercial loans and receivables	32,600	1,953	34,553	(857)	(1,099)	(1,956)	32,597
Subtotals	**13,435,157**	**951,901**	**14,387,058**	**(400,736)**	**(63,035)**	**(463,771)**	**13,923,287**
Mortgage loans							
Loans with mortgage finance bonds	36,089	2,275	38,364	-	(103)	(103)	38,261
Endorsable mortgage mutual loans	110,193	8,475	118,668	-	(1,748)	(1,748)	116,920
Other mortgage mutual loans	3,769,846	183,399	3,953,245	-	(23,366)	(23,366)	3,929,879
Mortgage leasing transactions	298,495	13,623	312,118	-	(10,637)	(10,637)	301,481
Other mortgage loans and receivables	21,311	2,121	23,432	-	(239)	(239)	23,193
Subtotals	**4,235,934**	**209,893**	**4,445,827**	**-**	**(36,093)**	**(36,093)**	**4,409,734**
Consumer loans							
Installment consumer loans	1,817,663	104,122	1,921,785	-	(118,838)	(118,838)	1,802,947
Checking account debtors	193,814	15,678	209,492	-	(18,858)	(18,858)	190,634
Credit card balances	466,275	15,292	481,567	-	(26,859)	(26,859)	454,708
Consumer leasing transactions	5,729	474	6,203	-	(397)	(397)	5,806
Other consumer loans and receivables	48,850	1,866	50,716	-	(3,897)	(3,897)	46,819
Subtotals	**2,532,331**	**137,432**	**2,669,763**	**-**	**(168,849)**	**(168,849)**	**2,500,914**
Totals	**20,203,422**	**1,299,226**	**21,502,648**	**(400,736)**	**(267,977)**	**(668,713)**	**20,833,935**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 81

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 10 – Loans and accounts receivable from customers, continued

Unimpaired portfolio

This includes individual debtors in the Normal portfolio (A1 to A6) and the Substandard portfolio (B1 to B2). For group assessed loans, it includes the Normal portfolio.

Impaired portfolio

This includes individually assessed debtors in the Non-compliant portfolio (C1 to C6) and the Substandard portfolio (B3 to B4). For group assessed loans, it includes the Non-compliant portfolio.

Guarantees received by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2019 and 2018, the fair value of guarantees received corresponds to 137.51% and 136.48% of the assets guaranteed, respectively.

In the case of mortgage collaterals, as of December 31, 2019 and 2018, the fair value of the guarantees received corresponds to 89.87% and 90.10% of the outstanding receivable balance on loans, respectively.

The Bank finances its customers' purchases of assets, including real estate and other personal property, through financial lease agreements that are presented within this item. As of December 31, 2019, the Bank recorded MCh$628,823 in financial leases for non-real estate assets (MCh$436,654 as of December 31, 2018) and MCh$716,401 in financial leases for real estate assets (MCh$809,826 as of December 31, 2018).

b. Portfolio characteristics

The following table details the Bank's loan portfolio (before allowances) as of December 31, 2019 and 2018, by the customer's industry sector:

	Local loans		Foreign loans		Totals		Percentages	
	As of December 31,		As of December 31,		As of December 31,		As of December 31,	
	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial Loans								
Manufacturing	988,739	982,497	111,000	114,714	1,099,739	1,097,211	4.75%	5.10%
Mining	292,263	424,883	259,352	252,894	551,615	677,777	2.38%	3.15%
Electricity, gas and water	685,749	600,667	439,792	356,706	1,125,541	957,373	4.86%	4.45%
Agriculture and livestock	309,648	207,271	174,295	139,098	483,943	346,369	2.09%	1.61%
Forestry and wood extraction	48,192	24,511	5,136	5,172	53,328	29,683	0.23%	0.14%
Fishing	42,397	1,945	4,505	1,530	46,902	3,475	0.20%	0.02%
Transport	478,737	509,354	80,534	191,047	559,271	700,401	2.41%	3.26%
Communications	25,209	23,886	9,717	62,191	34,926	86,077	0.15%	0.40%
Construction	1,757,874	1,436,096	348,955	310,530	2,106,829	1,746,626	9.10%	8.12%
Commerce	1,439,969	861,291	689,210	758,817	2,129,179	1,620,108	9.20%	7.53%
Services	2,864,307	2,735,023	1,080,264	1,137,037	3,944,571	3,872,060	17.04%	18.01%
Others	2,294,517	2,456,495	1,049,425	793,403	3,343,942	3,249,898	14.44%	15.11%
Subtotals	**11,227,601**	**10,263,919**	**4,252,185**	**4,123,139**	**15,479,786**	**14,387,058**	**66.85%**	**66.90%**
Mortgage Loans	4,211,094	3,852,962	664,947	592,865	4,876,041	4,445,827	21.06%	20.68%
Consumer Loans	1,923,745	1,750,986	874,484	918,777	2,798,229	2,669,763	12.09%	12.42%
Totals	**17,362,440**	**15,867,867**	**5,791,616**	**5,634,781**	**23,154,056**	**21,502,648**	**100%**	**100%**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 82

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 10 – Loans and accounts receivable from customers, continued

c. Allowances

Movements in allowances for loan losses during the years ended December 31, 2019 and 2018, are as follows:

	Individual allowances	Group allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2019	**400,736**	**267,977**	**668,713**
Portfolio charge-offs			
Commercial loans	(80,186)	(36,111)	(116,297)
Mortgage loans	-	(7,381)	(7,381)
Consumer loans	-	(160,700)	(160,700)
Total charge-offs	**(80,186)**	**(204,192)**	**(284,378)**
Allowances established	299,980	374,501	674,481
Allowances released	(163,789)	(112,803)	(276,592)
Allowances used	(20,924)	-	(20,924)
Exchange differences	8,367	10,751	19,118
Balances as of December 31, 2019	**444,184**	**336,234**	**780,418**

	Individual allowances	Group allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2018	**416,083**	**255,931**	**672,014**
Portfolio charge-offs			
Commercial loans	(63,220)	(39,230)	(102,450)
Mortgage loans	-	(7,271)	(7,271)
Consumer loans	-	(164,680)	(164,680)
Total charge-offs	**(63,220)**	**(211,181)**	**(274,401)**
Allowances established	207,111	385,068	592,179
Allowances released	(144,464)	(175,985)	(320,449)
Allowances used	(24,662)	-	(24,662)
Exchange differences	9,888	14,144	24,032
Balances as of December 31, 2018	**400,736**	**267,977**	**668,713**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 83

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 10 – Loans and accounts receivable from customers, continued

In addition to these allowances for loan losses, the Bank establishes country risk provisions to hedge foreign transactions, which are presented within liabilities in Note 21 Provisions. Therefore, total credit risk provisions established for different concepts are detailed as follows:

	Notes	As of December 31, 2019	As of December 31, 2018
		MCh$	MCh$
Individual	10	444,184	400,736
Group	10	336,234	267,977
Contingent loans (i)	21	44,947	55,290
Contingencies	21	2,559	24,238
Country risk (ii)	21	5,604	6,083
Interbank loans	9	430	463
Totals		**833,958**	**754,787**

(i) In accordance with the Compendium of Accounting Standards, mainly chapters B-1 and B-3, the Bank has calculated provisions for contingent loans. They are recorded in liabilities, specifically within "provisions" (Note 21, letter a)
(ii) Country risk is necessary to cover the risk assumed by maintaining and committing resources to a customer in a foreign country. These provisions are on the basis of country risk ratings made by the Bank in accordance with Chapter 7-13 of the RAN (Note 21, letter b).

d. Portfolio sales

As of December 31, 2019 and 2018, the Bank and its subsidiaries engaged in portfolio sales.

The effect on profit and loss of these transactions amounted to MCh$14,588 for the year ended December 31, 2019 (MCh$25,884 for the year ended on December 31, 2018). This profits are included in "Net income from financial operations" in the Consolidated Statement of Income for the year (see Note 27).

d.1 Sales of current and charged-off portfolios

As of December 31, 2019 and 2018, the Bank and its subsidiaries derecognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities set in Note 1, letter l), point iv) of the annual Consolidated Financial Statements. The main sales during 2019 and 2018 were loans related to Law 20,027, which are detailed in point d.2).

Type of portfolio	As of December 21,2019					As of December 21,2018			
	Loan value	Allowances (*)	Sales price	Exchange differences	Net effect on income	Loan value	Allowances (*)	Sales price	Net effect on income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current	14,231	(14,113)	4,130	(207)	3,805	62,261	(49,079)	24,662	11,480
Charged-off	-	-	2,199	-	2,199	-	-	1,132	1,132
Totals	**14,231**	**(14,113)**	**6,329**	**(207)**	**6,004**	**62,261**	**(49,079)**	**25,794**	**12,612**

(*) Includes allowances for contingent loans for MCh$24,282.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 84

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 10 – Loans and accounts receivable from customers, continued

d.2 CAE portfolio sales

For the year ended on December 31, 2019 gains recognized from sales of portfolio amounts to MCh$8,584 (MCh$13,272 for the year ended on December 31, 2018), these amounts are presented in the Consolidated Statement of Income under the line item "Net income from financial operations". The portion to be deferred amounts to MCh$9,079 as of December 31, 2019 (MCh$11,768 as of December 31, 2018) and is recognized on income according to its deferral period, recognizing the effective rate equivalent of these operations, according to IAS 39.

Type of portfolio	As of December 21,2019					As of December 21,2018				
	Loan value	Allowances	Sales price	Unearned income	Net effect on income	Loan value	Allowances	Sales price	Unearned income	Net effect on income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
CAE portfolio	103,201	(849)	120,015	9,079	8,584	95,521	(119)	120,442	11,768	13,272

Circular No. 3,548 (issued in March 2014) specifies the treatment in order to present the effect recorded on profit and loss originated from sales of loan portfolio, gain or losses generated from the sale of loans (interbank loans and loans and accounts receivable from customers), are determined by the difference between the price of the sold portfolio (or the fair value of the instruments received as consideration) and the carrying value of the portfolio (net of allowances) of the transferred assets, recognized at the date of the sale. Income from the sale of the charged-off portfolio will also be included in this line and not as a recovery of the charged-off portfolio.

e. Leasing

The maturity analysis of financial leases as of December 31, 2019 and 2018, is detailed as follows:

	Total receivable		Unearned interest		Net balance receivable	
	As of December 31,		As of December 31,		As of December 31,	
	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Up to 1 month	13,793	29,177	7	1,310	13,786	27,867
More than 1 month until 3 months	4,033	31,278	54	2,636	3,979	28,642
More than 3 months until 1 year	39,184	116,526	1,839	10,621	37,345	105,905
More than 1 year until 3 years	263,280	257,976	23,286	31,491	239,994	226,485
More than 3 years until 6 years	413,066	284,920	71,543	54,922	341,523	229,998
More than 6 years	1,172,198	1,077,447	463,916	449,863	708,282	627,584
Totals	**1,905,554**	**1,797,324**	**560,645**	**550,843**	**1,344,909**	**1,246,481**

	As of December 31,	
	2019	2018
	MCh$	MCh$
Commercial leasing	1,005,209	928,160
Mortgage leasing	336,587	312,118
Consumer leasing	3,113	6,203
Totals	**1,344,909**	**1,246,481**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 85

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 11 – Investment Instruments

a. Investment instruments

As of December 31, 2019 and 2018, the detail of instruments available for sale and held to maturity is as follows:

	As of December 31, 2019			As of December 31, 2018		
	Available for sale	Held to maturity	Totals	Available for sale	Held to maturity	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets						
Chilean Central Bank and Government securities						
Chilean Central Bank instruments	477,900	-	477,900	411,431	-	411,431
Chilean Treasury bonds	1,609,397	-	1,609,397	913,041	-	913,041
Other government securities	86,981	-	86,981	27,612	-	27,612
Other local institutions financial instruments						
Time deposits in local banks	412,962	-	412,962	185,501	-	185,501
Mortgage finance bonds	41	-	41	50	-	50
Chilean financial institutions bonds	118,583	-	118,583	-	-	-
Other local financial investments	4,990	-	4,990	5,979	-	5,979
Foreign institutions financial instruments						
Foreign Governments and Central Banks financial instruments	165,927	-	165,927	769,693	-	769,693
Other foreign financial instruments	716,423	115,682	832,105	332,560	198,910	531,470
Investments not quoted in active markets						
Corporate bonds	-	-	-	4,909	-	4,909
Other financial instruments	-	-	-	-	-	-
Totals	**3,593,204**	**115,682**	**3,708,886**	**2,650,776**	**198,910**	**2,849,686**

As of December 31, 2019, the total of available for sale instruments with maturities that do not exceed three months from the acquisition date and that are considered cash equivalent amounts to MCh$33,035. As of December 31, 2018, the amount of instruments with these characteristics is MCh$178,671 (see Note 5).

As of December 31, 2019, the portfolio of financial investments available-for-sale includes unrealized gains for MCh$44,123 presented under "Valuation accounts" in Equity, distributed between MCh$35,170 attributable to equity holders of the Bank and MCh$8,953 attributable to non-controlling interest.

As of December 31, 2018, the portfolio of financial investments available-for-sale includes unrealized gains for MCh$23,456 presented under "Valuation accounts" in Equity, distributed between MCh$16,337 attributable to equity holders of the Bank and MCh$7,119 attributable to non-controlling interest.

b. Impairment of investment instruments

Investments instrument do not present evidence of impairment as of December 31, 2019 and 2018.

The detail of investments quoted in non-active markets, classified as available for sale have been recorded at their fair value.

Itaú Corpbanca reviewed the unrealized losses of its investments instruments as of December 31, 2019 and 2018, concluding that they were only temporary impairments, therefore, they do not imply adjustments to profit and loss for the year.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 86

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 11 – Investment Instruments, continued

c. Unrealized gains and losses of the available for sale portfolio

Unrealized gains and losses of the available for sale portfolio as of December 31, 2019 and 2018 are detailed as follows:

	As of December 31, 2019			
	Cost amortized	Unrealized		Fair value
		Gain	Losses	
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets				
Chilean Central Bank and Government securities				
Chilean Central Bank instruments	477,127	2,023	(1,250)	477,900
Chilean Treasury bonds	1,593,550	19,865	(4,018)	1,609,397
Other government securities	86,454	626	(99)	86,981
Other local institutions financial instruments				
Time deposits in local banks	412,936	85	(59)	412,962
Mortgage finance bonds	40	1	-	41
Chilean financial institutions bonds	117,641	1,008	(66)	118,583
Other local financial investments	3,189	1,801	-	4,990
Foreign institutions financial instruments				
Foreign Governments and Central Banks financial instruments	160,481	5,520	(74)	165,927
Other foreign financial instruments	697,663	18,965	(205)	716,423
Investments not quoted in active markets				
Corporate bonds	-	-	-	-
Other financial instruments	-	-	-	-
Totals	3,549,081	49,894	(5,771)	3,593,204

	As of December 31, 2018			
	Cost amortized	Unrealized		Fair value
		Gain	Losses	
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets				
Chilean Central Bank and Government securities				
Chilean Central Bank instruments	411,223	533	(325)	411,431
Chilean Treasury bonds	911,596	2,458	(1,013)	913,041
Other government securities	28,131	-	(519)	27,612
Other local institutions financial instruments				
Time deposits in local banks	185,468	70	(37)	185,501
Mortgage finance bonds	50	-	-	50
Chilean financial institutions bonds	-	-	-	-
Other local financial investments	4,001	1,978	-	5,979
Foreign institutions financial instruments				
Foreign Governments and Central Banks financial instruments	752,791	24,505	(7,603)	769,693
Other foreign financial instruments	329,136	5,801	(2,377)	332,560
Investments not quoted in active markets				
Corporate bonds	4,924	5	(20)	4,909
Other financial instruments	-	-	-	-
Totals	2,627,320	35,350	(11,894)	2,650,776

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019

87

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 12 – Investments in Companies

As of December 31, 2019 and 2018 detail of investments in companies is presented below:

a. Investments accounted for using the equity method (associates) as of 31 December 2019:

Company	Participation	Investment value	Income for the year
	%	MCh$	MCh$
Investments in associates			
Nexus S.A.	12.9000%	2,281	924
Transbank S.A.	8.7200%	7,324	3,708
Totals		**9,605**	**4,632**

b. Summary of financial information of associated entities as of and for the year ended December 31, 2019:

	As of and for the year ended December 31, 2019			
	Assets	Liabilities	Equity	Net income for the year
	MCh$	MCh$	MCh$	MCh$
Nexus S.A.	31,147	13,472	4,097	13,578
Transbank S.A.	1,217,448	1,134,781	69,265	13,402
Totals	**1,248,595**	**1,148,253**	**73,362**	**26,980**

c. Shares or rights in other companies as of December 31, 2019 and 2018:

Company	As of December 31,			
	2019		2018	
	%	MCh$	%	MCh$
Investments recorded at cost				
Nexus S.A.	-	-	12.9000%	1,056
Transbank S.A.	-	-	8.7200%	3,616
Combanc S.A. (***)	8.1800%	305	8.1800%	305
Redbanc S.A.	2.5000%	110	2.5000%	110
SIDV S.A.	9.4000%	132	9.4000%	132
Imerc OTC S.A.	8.6600%	1,012	8.6600%	1,012
A.C.H Colombia (*)	4.2100%	211	4.2100%	192
Redeban Multicolor S.A. (*)	1.6000%	259	1.6000%	221
Cámara de Compensación Divisas de Colombia S.A. (*)	6.2056%	94	6.2056%	80
Cámara de Riesgo Central de Contraparte S.A. (*)	2.4300%	174	2.4300%	162
Servibanca - Tecnibanca (*) (**)	-	-	4.5300%	951
Bolsa de Valores de Colombia (*)	0.6700%	691	0.6700%	547
Credibanco (*)	6.3662%	2,326	6.3662%	2,153
Patrimonio Autónomo Fiducredicorp (Comisionista) (*)	5.2630%	19	5.2630%	18
Totals		**5,333**		**10,555**

(*) Corresponds to investments in other companies made by subsidiaries established in Colombia.
(**) During February 2019, 100% of the shareholding in the company was sold for an amount of MCh$1,818, generating a profit of MCh$1,028 recorded in income from investments in companies.
(***) During August 2018, and based on the provisions of the "Pacto de Accionistas de Combanc S.A. (Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.)", Itaú Corpbanca materializes the assignment of 96 shares, at a price per share of Ch$621,935.82, reducing its participation from 9.18% to 8.18%. As a result of this assignment, a profit of MCh$22 was generated.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 88

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 12 – Investments in Companies, continued d. During the years ended December 31, 2019 and 2018, the Bank received dividends, according to the following detail: 2019 2018 MCh$ MCh$ Dividends received 1,172 1,506 Totals 1,172 1,506 e. Movements on investments in companies for the years ended December 31, 2019 and December 31, 2018, are as follows: 2019 2018 MCh$ MCh$ Opening balances as of January 1, 10,555 10,412 Acquisition of investments - - Sale of investments (951) (39) Initial application of the equity method and participation on income 4,933 - Exchange differences 401 182 Ending balances as of December 31, 14,938 10,555 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 89

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 13 – Intangible Assets

a. Composition of intangibles assets as of December 31, 2019 and 2018 is as follows:

Items	Useful life years	Remaining amortization years	Net assets as of January 1, 2019	Gross balances	Accumulated amortization	Net assets as of December 31, 2019
	No.	No.	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	3	151,840	314,200	(134,457)	179,743
IT projects and licenses	6	2	12,614	33,352	(28,160)	5,192
Assets generated in business combination			1,448,859	1,588,079	(156,465)	1,431,614
- Goodwill			1,178,235	1,194,331	-	1,194,331
- Trademarks	10	8	37,002	51,459	(19,561)	31,898
- Customer relationship	12	10	69,259	98,268	(34,951)	63,317
- Core deposits	9	7	164,363	244,021	(101,953)	142,068
Other projects	10	1	494	4,055	(2,859)	1,196
Totals			1,613,807	1,939,686	(321,941)	1,617,745

Items	Useful life years	Remaining amortization years	Net assets as of January 1, 2018	Gross balances	Accumulated amortization	Net assets as of December 31, 2018
	No.	No.	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	3	113,355	263,179	(111,339)	151,840
IT projects and licenses	6	2	16,663	42,601	(29,987)	12,614
Assets generated in business combination			1,474,570	1,561,442	(112,583)	1,448,859
- Goodwill			1,169,243	1,178,235	-	1,178,235
- Trademarks	10	8	42,106	51,432	(14,430)	37,002
- Customer relationship	12	10	76,038	93,591	(24,332)	69,259
- Core deposits	9	7	187,183	238,184	(73,821)	164,363
Other projects	10	1	646	3,645	(3,151)	494
Totals			1,605,234	1,870,867	(257,060)	1,613,807

b. Movements on gross balances of intangible assets as of December 31, 2019 and 2018 are as follows:

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	263,179	42,601	383,207	1,178,235	3,645	1,870,867
Acquisitions	53,140	80	-	-	-	53,220
Exchange differences	5,308	20	12,876	16,096	-	34,300
Others	(7,427)	(9,349)	(2,335)	-	410	(18,701)
Balances as of December 31, 2019	314,200	33,352	393,748	1,194,331	4,055	1,939,686

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Goodwill	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	203,080	42,474	375,952	1,169,243	3,645	1,794,394
Acquisitions	58,085	111	-	-	-	58,196
Disposals	(147)	-	-	-	-	(147)
Exchange differences	2,161	16	7,255	8,992	-	18,424
Balances as of December 31, 2018	263,179	42,601	383,207	1,178,235	3,645	1,870,867

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 90

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 13 – Intangible Assets, continued

c. Movements on accumulated amortization of intangible assets for the years ended December 31, 2019 and 2018 are as follows:

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	**(111,339)**	**(29,987)**	**(112,583)**	**(3,151)**	**(257,060)**
Amortization for the year	(30,363)	(2,809)	(40,816)	(152)	(74,140)
Disposals	3	-	-	-	3
Exchange differences	(2,995)	(14)	(4,648)	-	(7,657)
Others	10,237	4,650	1,582	444	16,913
Balances as of December 31, 2019	**(134,457)**	**(28,160)**	**(156,465)**	**(2,859)**	**(321,941)**

	Computer equipment system or software	IT projects and licenses	Assets generated in business combination	Other projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	**(89,725)**	**(25,811)**	**(70,625)**	**(2,999)**	**(189,160)**
Amortization for the year	(20,868)	(4,164)	(40,976)	(150)	(66,158)
Exchange differences	(746)	(12)	(982)	(2)	(1,742)
Balances as of December 31, 2018	**(111,339)**	**(29,987)**	**(112,583)**	**(3,151)**	**(257,060)**

d. Impairment

Itaú Corpbanca evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If this indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset.

As of December 31, 2019 and 2018 there is no indication nor concrete evidence of impairment (see details in Note 32). As of the date of these Consolidated Financial Statements, there have been no events that require the recognition of impairment.

e. Restrictions

Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of December 31, 2019 and 2018. In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations. Moreover, there are no amounts owed by the Bank on intangible assets as of the aforementioned dates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 91

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 14 – Fixed Assets

a. Fixed Assets as of December 31, 2019 and 2018 are broken down as follows:

	Useful life years	Remaining amortization years	Net assets as of January 1, 2019	Gross balances	Accumulated depreciation	Net assets as of December 31, 2019
	No.	No.	MCh$	MCh$	MCh$	MCh$
Land and buildings	19	13	43,065	17,521	(4,417)	13,104
Equipment	3	1	32,607	81,423	(53,872)	27,551
Others	3	2	19,892	47,748	(30,441)	17,307
- Furniture			9,373	27,088	(18,209)	8,879
- Others			10,519	20,660	(12,232)	8,428
Totals			95,564	146,692	(88,730)	57,962

	Useful life years	Remaining amortization years	Net assets as of January 1, 2018	Gross balances	Accumulated depreciation	Net assets as of December 31, 2018
	No.	No.	MCh$	MCh$	MCh$	MCh$
Land and buildings	19	14	83,151	65,843	(22,778)	43,065
Equipment	3	1	25,160	80,383	(47,776)	32,607
Others	3	2	22,268	50,248	(30,356)	19,892
- Furniture			10,357	27,440	(18,067)	9,373
- Leased assets			-	28	(28)	-
- Others			11,911	22,780	(12,261)	10,519
Totals			130,579	196,474	(100,910)	95,564

The useful life presented in the preceding tables, corresponds to the total useful life and residual useful life for the Bank's fixed assets. Total useful lives have been determined based on our expected use of the assets, considering quality of the original construction, the environment in which the assets are located, quality and degree of maintenance carried out, and appraisals performed by external experts of the Bank.

b. Movements on gross balances of fixed assets as of December 31, 2019 and 2018, are as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	65,843	80,383	50,248	196,474
Acquisitions	1,505	8,503	2,488	12,496
Sales and/or disposals for the year	(1,224)	(4,493)	(4,014)	(9,731)
Reclassifications due to IFRS 16 adoption (*)	(61,733)	-	-	(61,733)
Reclassifications to assets held for sale (**)	9,863	-	-	9,863
Exchange differences	270	2,514	969	3,753
Others	2,997	(5,484)	(1,943)	(4,430)
Balances as of December 31, 2019	17,521	81,423	47,748	146,692

(*) Corresponds to improvements in leased properties which have been reclassified to assets for the right of use assets as a result of Circular No. 3,465 issued by the CMF on January 11, 2019 related to the adoption of IFRS 16 *"Leases"*. See Note 2 Accounting Changes and Note 15 Assets for right of use and lease contracts liabilities.
(**) Corresponds to properties reincorporated to buildings and land that were previously classified as held for the sale of Itaú Corpbanca Colombia S.A.

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	118,481	65,018	50,773	234,272
Acquisitions	6,207	16,253	2,296	24,756
Sales and/or retirements for the year	(14,010)	(2,334)	(3,187)	(19,531)
Reclassification to assets held for sale (**)	(45,123)	(101)	(101)	(45,325)
Exchange differences	288	1,547	467	2,302
Balances as of December 31, 2018	65,843	80,383	50,248	196,474

(**) Corresponds to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors of said company, held on July 31, 2018. See Note 17 a).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 92

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 14 – Fixed Assets, continued

c. Movements on accumulated depreciation of fixed assets for years ended December 31, 2019 and 2018, are as follows:

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	(22,778)	(47,776)	(30,356)	(100,910)
Depreciation of the year	(627)	(9,026)	(4,329)	(13,982)
Sales and/or disposals for the year	603	3,622	2,079	6,304
Exchange differences	(63)	(2,110)	(705)	(2,878)
Reclassifications due to IFRS 16 adoption (*)	24,813	-	-	24,813
Impairment	(2)	(11)	(476)	(489)
Reclassification to assets held for sale (**)	(2,152)	-	-	(2,152)
Others	(4,211)	1,429	3,346	564
Balances as of December 31, 2019	(4,417)	(53,872)	(30,441)	(88,730)

(*) Corresponds to improvements in leased properties which have been reclassified to right-of-use assets under lease to comply with the requirements of Circular No.3,465 issued by the CMF on January 11, 2019 by adoption of IFRS 16 *"Leases"*. See Note 2 Accounting Changes and Note 15 Assets for right of use and lease contracts liabilities.
(**) Corresponds to properties reincorporated to Land and buildings that were previously classified as held for sale by Itaú Corpbanca Colombia S.A.

	Land and buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	(35,330)	(39,858)	(28,505)	(103,693)
Depreciation of the year	(7,833)	(9,182)	(3,644)	(20,659)
Sales and/or disposals for the year	6,796	2,237	2,429	11,462
Exchange differences	(883)	(987)	(705)	(2,575)
Reclassification to assets held for sale (*)	14,472	42	69	14,583
Impairment	-	(28)	-	(28)
Balances as of December 31, 2018	(22,778)	(47,776)	(30,356)	(100,910)

(*) Corresponds to buildings owned by Itaú Corpbanca Colombia S.A. held for sale, as approved by the Board of Directors, on July 31, 2018. See Note 17 a).

The Bank and its subsidiaries have no restrictions on fixed assets as of December 31, 2019 and December 31, 2018. Additionally, no fixed assets have been pledged as collateral to secure the fulfillment of any obligations. Furthermore, there are no amounts owned by the Bank on fixed assets as of the aforementioned dates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 93

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 15 – Assets for right of use and lease contracts liabilities

a) Right of use asset under lease agreements

In accordance with *Note 2 Accounting Changes*, no comparative balances are presented as of December 31, 2018, because the "modified prospective" approach was applied for adoption purposes.

(i) The Bank mainly has lease contracts for its branches. The composition of the item as of December 31, 2019, is as follows:

	Years of useful life	Years of average remaining useful life	Net assets as of January 1, 2019	Gross Balances	Accumulated depreciation	Net Assets as of December 31, 2019
	No.	No.	MCh$	MCh$	MCh$	MCh$
Land and buildings	5	5	176,795	197,065	(29,800)	167,265
Leasehold improvements	7	5	36,920	71,769	(34,651)	37,118
Other assets	3	3		190	(14)	176
Totals			213,715	269.024	(64.465)	204,559

(ii) Movement on gross balances of right of use assets as of December 31, 2019 is as follows:

	Land and buildings	Leasehold improvements	Others fixed assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	176,795	61,733	-	238,528
Additions of the year	25,624	7,944	190	33,758
Disposals due to early termination	(16,953)	(2,368)	-	(19,321)
Reclassifications	-	4,223	-	4,223
Inflation indexation adjustments	9,488	-	-	9,488
Exchange differences	2,111	237	-	2,348
Balances as of December 31, 2019	197,065	71,769	190	269,024

(iii) Movement on accumulated depreciation of right of use assets for the year ended December 31, 2019 is as follows:

	Land and buildings	Leasehold improvements	Others fixed assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	-	(24,813)	-	(24,813)
Depreciation of the year (*)	(31,843)	(7,187)	(14)	(39,044)
Disposals due to early termination	2,590	2,281	-	4,871
Exchange differences	(547)	(16)	-	(563)
Reclassifications	-	(4,677)	-	(4,677)
Impairment	-	(239)	-	(239)
Balances as of December 31, 2019	(29,800)	(34,651)	(14)	(64,465)

(*) See Note 32 Depreciation, amortization and impairment.

b) Lease contracts liabilities

(i) As of December 31, 2019, the lease contracts liabilities is as follows:

	As of December 31, 2019
	MCh$
Lease contracts liabilities	172,924
Total	172,924

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 94

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Note 15 – Assets for right of use and lease contracts liabilities, continued The Bank and its subsidiaries have contracts, with certain renewal options and for which there is reasonable certainty that the option will be exercised. In such cases, the renewal period is considered as part of the term of the lease used to measure the right-of-use asset and a lease liability of the contract. (ii) Below is the movement of the obligations for lease liabilities of the year: As of December 31, 2019 MCh$ Balances as of January 1, 2019 176,795 Additions due to new contracts 25,624 Disposals due to early termination (10,808) Interest expenses 5,034 Inflation indexation adjustments 9,488 Exchange differences 2,868 Capital and interest payments (36,077) Balances as of December 31, 2019 172,924 (iii) The following table presents a maturity analysis of obligation for lease liabilities: As of December 31, 2019 MCh$ Within 1 year 10,193 After 1 year but within 2 years 9,802 After 2 years but within 3 years 11,348 After 3 years but within 4 years 13,286 After 4 years but within 5 years 7,221 After 5 years 121,074 Total 172,924 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 95

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 16 – Current Taxes and Deferred Taxes

a) Current taxes

At the end of each reporting period, the Bank and its subsidiaries recognize a First Category Income Tax Provision, which is determined based on currently enacted tax legislation. The net provision for current recoverable taxes recognized as of December 31, 2019 was MCh$85,503 (MCh$121,938 as of December 31, 2018), according to the following detail:

a.1) Current tax assets and liabilities by geographical area

	As of December 31, 2019				As of December 31, 2018			
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	30,773	-	54,743	85,516	68,094	2,161	52,874	123,129
Current tax liabilities	(13)	-	-	(13)	(528)	-	(663)	(1,191)
Totals, net	**30,760**	-	**54,743**	**85,503**	**67,566**	**2,161**	**52,211**	**121,938**

(*) Corresponds to the New York branch.

a.2) Details of current tax items by geographical area

	As of December 31, 2019				As of December 31, 2018			
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax, rate 27%/25%	(68,075)	-	(9,062)	(77,137)	(81,487)	-	(14,273)	(95,760)
Deductions:								
Monthly provisional payments	61,621	-	27,218	88,839	21,424	-	1,544	22,968
Tax credit for training costs	850	-	-	850	800	-	-	800
Tax credit for donations	802	-	-	802	745	-	-	745
Other taxes to be recovered (**)	35,562	-	36,587	72,149	126,084	2,161	64,940	193,185
Totals	**30,760**	-	**54,743**	**85,503**	**67,566**	**2,161**	**52,211**	**121,938**

(*) Corresponds to the New York branch.
(**) Other taxes to be recovered correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for absorbed losses with reimbursement right, among others.

b) Effect on income

The tax expense for the years ended December 31, 2019 and 2018 is comprised of the following items:

	For the year ended December 31,	
	2019	2018
	MCh$	MCh$
Income tax expense		
Income tax for the year	(77,137)	(101,618)
Credit (debit) for deferred taxes		
Origination and reversal of temporary differences for the year	34,754	17,423
Subtotals	**(42,383)**	**(84,195)**
Others	(4,401)	6,301
Net (debit) credit to income taxes	**(46,784)**	**(77,894)**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 96

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 16 – Current Taxes and Deferred Taxes, continued

c) Effective tax rate reconciliation

The following table presents the enacted tax rates for each country where the Bank operates as of December 31, 2019 and as of December 31, 2018.

Nominal taxes by geographic area	2019 Rate	2018 Rate
Chile	27.0%	27.0%
Colombia	33.0%	37.0%
United States	21.0%	21.0%

The main tax effects, according to the nominal tax rates of the countries that are reported consolidated, are the following:

	For the year ended December 31,			
	2019		2018	
	Tax rate %	Tax amount MCh$	Tax rate %	Tax amount MCh$
Amount calculated by using the statutory rates	27.00	48,397	27.00	68,780
Effect subsidiary rates Colombia (**)	0.72	1,292	0.51	1,299
US and Panama income tax	2.65	4,757	(1.50)	(3,827)
Monetary correction over tax based equity	(13.41)	(24,037)	(8.71)	(22,188)
Exchange rate changes investment in Colombia	9.15	16,399	12.37	31,499
Rate change effect Colombia	(2.21)	(3,954)	(0.01)	(20)
Effect rates New York branch (**)	0.02	33	(0.17)	(433)
Other (CVA)	-	-	(1.84)	(4,684)
Other adjustments (*)	2.17	3,897	2.93	7,468
Effective tax rate	**26.09**	**46,784**	**30.58**	**77,894**

(*) This item contains the effects due to changes in the observed US dollar exchange rate in the valuation of the investment in the New York branch for tax purposes and other effects.
(**) These items reflect differences in tax rates of other jurisdictions, based on the Bank's consolidated result.

d) Tax effects on Other Comprehensive Income

d.1) Tax effect recorded in other comprehensive income (loss) which may be reclassified subsequently to profit or loss:

	For the year ended December 31,	
	2019 MCh$	2018 MCh$
Available for sale investments	(5,333)	(2,073)
Net investment in foreign operations hedge	14,373	10,565
Cash flows hedge	(162)	(1,669)
Totals in other comprehensive income	**8,878**	**6,823**

d.2) Tax effect recorded in other comprehensive income (loss) which may not be reclassified subsequently to profit or loss:

	For the year ended December 31,	
	2019 MCh$	2018 MCh$
Income taxes related to defined benefits obligations	1,542	(44)
Totals in other comprehensive income	**1,542**	**(44)**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 97

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 98 Note 16 – Current Taxes and Deferred Taxes, continued e) Effect of deferred taxes e.1) Totals deferred taxes Detail of effects for deferred taxes presented in assets and liabilities is as follows: As of December 31, 2019 As of December 31, 2018 Assets (*) Liabilities (*) Net Assets (*) Liabilities (*) Net MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Allowances for loan losses 124,774 - 124,774 109,925 - 109,925 Miscellaneous provisions 67,396 - 67,396 53,070 - 53,070 Tax losses 55,598 - 55,598 62,685 - 62,685 Lease division and others 18,925 - 18,925 19,261 - 19,261 Net tax value of amortizable assets 16,051 - 16,051 14,739 - 14,739 Provisions for employee benefits 20,618 - 20,618 18,220 (155) 18,065 Interest and re-adjustments overdue portfolio 8,214 - 8,214 7,377 - 7,377 Mark to market of financial instruments (15,846) - (15,846) (26,278) 138 (26,140) IFRS 16 leases effects 1,403 - 1,403 - - - Price difference not accrued 324 - 324 288 - 288 Itaú-Corpbanca business combination (57,996) - (57,996) (61,521) - (61,521) Depreciation of plants and equipment (47,423) - (47,423) (42,581) (42,581) Others (856) (263) (1,119) 1,451 (454) 997 Totals assets (liabilities) for deferred taxes 191,182 (263) 1 90,919 156,636 (471) 156,165 (*) Presentation of the deferred taxes is in accordance to the requirements established by IAS 12 “Income Tax” as instructed by the regulator, this generates that assets and liabilities appear with opposite sign in the table. As of December 31, 2019 As of December 31, 2018 Assets Liability Net Assets Liability Net MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Effect of financial investments available for sale (11,711) - (11,711) (5,404) - (5,404) Defined benefits tax 4,696 - 4,696 3,367 - 3,367 Total deferred tax assets (liabilities) affecting equity (7,015) - (7,015) (2,037) - (2,037) Total deferred taxes 184,167 (263) 183,904 154,599 (471) 154,128 e.2) Deferred taxes by geographic area: As of December 31, 2019 As of December 31, 2018 Chile USA (*) Colombia Totals Chile USA (*) Colombia Totals MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Deferred tax assets 158,174 18,522 7,471 184,167 133,375 16,519 4,705 154,599 Deferred tax liabilities - - (263) (263) - - (471) (471) Totals by geographic area, net 158,174 18,522 7,208 1 83,904 133,375 16,519 4,234 154,128 (*) Corresponds to the New York branch.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 16 – Current Taxes and Deferred Taxes, continued

Effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of December 31, 2019				As of December 31, 2018			
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	117,015	358	7,401	124,774	101,258	155	8,512	109,925
Miscellaneous provisions	68,147	851	(8,617)	60,381	43,824	3,843	3,366	51,033
Tax losses	1,912	15,750	37,936	55,598	2,460	11,034	49,191	62,685
Lease division and others	11,619	-	7,306	18,925	9,422	-	9,839	19,261
Net tax value of amortizable assets	16,051	-	-	16,051	14,739	-	-	14,739
Personnel provisions	16,860	(91)	3,849	20,618	13,871	139	4,055	18,065
Accrued interest on past due portfolio	8,214	-	-	8,214	7,377	-	-	7,377
Mark to market of financial instruments	(13,484)	-	(2,362)	(15,846)	(6,091)	-	(20,049)	(26,140)
IFRS 16 leases effect	905	-	498	1,403	-	-	-	-
Unearned price differences	324	-	-	324	288	-	-	288
Itaú-Corpbanca business combination	(16,584)	-	(41,412)	(57,996)	(16,613)	-	(44,908)	(61,521)
Depreciation of fixed assets	(50,746)	-	3,323	(47,423)	(37,513)	-	(5,068)	(42,581)
Others	(2,059)	1,654	(714)	(1,119)	353	1,348	(704)	997
Total assets (liabilities), net	**158,174**	**18,522**	**7,208**	**183,904**	**133,375**	**16,519**	**4,234**	**154,128**

(*) Corresponds to the New York branch.

f) Summary of deferred taxes

The following is a summary of the deferred taxes with effect on equity and on income.

	As of December 31,	
	2019	2018
	MCh$	MCh$
Deferred tax assets		
With effect on other comprehensive income	(7,015)	(2,037)
With effect in profit and loss	191,182	156,636
Total deferred tax assets	**184,167**	**154,599**
Deferred tax liabilities		
With effect on other comprehensive income	-	-
With effect in profit and loss	(263)	(471)
Total deferred tax liabilities	**(263)**	**(471)**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 99

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 16 – Current Taxes and Deferred Taxes, continued

g) Effects of the Circular N°3,478 of the SBIF and N°47 of Internal tax service

The information presented does not include the operations of entities that are consolidated in the Financial Statements or the leasing and factoring operations. The information presented only includes the operations of the contributing Bank, as of December 31, 2019 and 2018, according to the instructions of the regulators

Total assets are reported at carrying amounts and assets at tax value, regardless of the fact that the transactions are not related to each other or that they do not correspond to what should be included in the past due loan columns.

The following is the detail of the operations for the year ended December 31, 2019:

A. Loans and accounts receivable from customers as of December 31, 2019	Carrying amount	Tax value for the assets		
		Totals	Secured overdue portfolio	Unsecured overdue portfolio
	MCh$	MCh$	MCh$	MCh$
Commercial loans	10,930,449	10,960,870	57,245	93,072
Mortgage loans	4,211,094	4,211,094	13,515	217
Consumer loans	1,923,300	1,923,300	1,296	25,760
Totales	**17,064,843**	**17,095,264**	**72,056**	**119,049**

B. Allowances for the overdue portfolio	Balances as of January 1, 2019	Write-off against provisions	Allowances established	Allowances released	Balances as of December 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	35,441	22,560	106,734	26,543	93,072
Mortgage loans	38	142	460	140	217
Consumer loans	19,435	15,770	25,375	3,280	25,760
Totals	**59,914**	**38,472**	**132,569**	**29,963**	**119,049**

C. Direct charge-offs and recoveries	MCh$	D. Application of Art 31 No.4 paragraphs 1 and 3	MCh$
Direct charge-offs Art 31 No.4, paragraph 2	145,693	Charge-offs, paragraph 1	-
Cancelations that resulted in releasing provisions	-	Relief, paragraph 3	-
Recoveries or renegotiation of charged-off loans	40,233		

The following is the detail of the operations for the year ended December 31, 2018:

A. Loans and accounts receivable from customers as of December 31, 2018	Carrying amount	Tax value foe the assets		
		Totals	Secured overdue portfolio	Unsecured overdue portfolio
	MCh$	MCh$	MCh$	MCh$
Commercial loans	10,327,862	10,355,185	64,144	35,441
Mortgage loans	3,852,950	3,852,950	14,727	38
Consumer loans	1,750,352	1,750,352	691	19,435
Totales	**15,931,164**	**15,958,487**	**79,562**	**54,914**

B. Allowances for the overdue portfolio	Balances as of January 1, 2018	Write-off against provisions	Allowances established	Allowances released	Balances as of December 31, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	36,923	16,414	58,496	43,564	35,441
Mortgage loans	117	1	12,920	12,998	38
Consumer loans	17,005	67,016	91,139	21,693	19,435
Totals	**54,045**	**83,431**	**162,555**	**78,255**	**54,914**

C. Direct charge-offs and recoveries	MCh$	D. Application of Art 31 No.4 paragraphs 1 and 3	MCh$
Direct charge-offs Art 31 No.4, paragraph 2	59,222	Charge-offs, paragraph 1	-
Cancelations that resulted in releasing provisions	-	Relief, paragraph 3	-
Recoveries or renegotiation of charged-off loans	33,192		

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 100

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 17 – Other Assets

a. As of December 31, 2019 and 2018, composition of heading is as follows:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Assets for leasing (1)	**18,724**	**33,991**
Assets received or awarded in lieu of payment (2)	**5,673**	**29,236**
Assets received in lieu of payment	45,533	62,476
Provisions for assets received in lieu of payment or awarded	(44,301)	(36,244)
Assets awarded at judicial auction	4,441	3,004
Other assets	**759,050**	**498,208**
Deposits in guarantee	33,786	3,766
Accounts and notes receivable (3)	49,141	129,256
Right of intermediation operations	158,687	63,816
Assets recovered from leasing for sale	1,787	5,368
Rentals paid in advance (4)	3,379	5,698
Fixed assets held for sale (6)	6,331	30,202
Prepaid expenses (5)	19,386	19,674
Collateral for financial transactions (threshold)	407,529	181,891
VAT credit	4,429	4,573
Accounts receivable for insurance intermediation	5,654	6,537
Other assets held for sale (7)	580	540
Other assets	68,361	46,887
Totals	**783,447**	**561,435**

(1) Fixed assets acquired to be ceded under financial leases.
(2) Assets received in lieu of payment correspond to assets received as payment in connection with past due loans. According to local regulations, the total amount of these assets shall not exceed, under no circumstance, the 20% of the effective equity of the Bank. At December 31, 2019, these assets represented 0.2% (0.1% at December 31, 2018) of the Bank's effective equity.
The assets awarded in a judicial auction correspond to assets that have been acquired in a judicial auction in order to recover loans previously granted to clients, through subsequent sale. These properties are assets available for sale. The assets acquired at a judicial auction are not subject to the previously mentioned limit. For most assets, the sale is expected to be completed within one year from the date on which the asset is received or acquired. Should such assets not be sold within a year, they must be written-off.
Provisions are also recorded resulting from the difference between the initial value of these assets and their realizable value, when the last is lower.
(3) This includes rights and accounts that fall outside the Bank's line of business such as tax credits, cash guarantee deposits and other balances pending of collection.
(4) Leases paid in advance to SMU S.A. in connection with ATM locations (see Note 34, letter b)
(5) Includes payments made in advance for different services that will be received (leases, insurance, and others).
(6) Comprises of buildings owned by Itaú Corpbanca Colombia S.A. classified as held for sale, approved by the Board of Directors, during the meeting held on July 31, 2018.
(7) Comprises of assets classified as held for sale of Itaú Casa de Valores Panama, for MCh$580 as of December 31, 2019 (see Note 39 Subsequent events)

b. Movements on the provision for assets received in lieu of payment or awarded during the year ended December 31, 2019 and 2018, are as follows:

	2019	2018
	MCh$	MCh$
Balances as of January 1,	**(36,244)**	**(19,613)**
Provisions released	13,163	22
Provisions established	(18,100)	(16,132)
Exchange differences	(3,120)	(521)
Balances as of December 31,	**(44,301)**	**(36,244)**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 101

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 102 Note 18 – Deposits and Other Demand Liabilities and Time Deposits a. As of December 31, 2019 and 2018, deposits and other demand liabilities are as follows: As of December 31, 2019 2018 MCh$ MCh$ Checking accounts 2,882,535 2,570,436 Other deposits and demand accounts 1,698,439 1,396,573 Advance payments received from customers 45,902 79,801 Other demand liabilities 246,572 253,665 Totals 4,873,448 4,300,475 b. As of December 31, 2019 and 2018, the composition of deposits and other time deposits is as follow: As of December 31, 2019 2018 MCh$ MCh$ Time deposits 11,599,943 10,093,703 Time savings accounts 20,016 27,156 Other time liabilities 228 252 Totals 11,620,187 10,121,111

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 19 – Interbank Borrowings

a. As of December 31, 2019 and 2018 interbank borrowings are as follows:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Loans obtained from local financial institutions		
Banco BTG Pactual Chile	-	5,863
Subtotals	-	5,863
Loan obtained from foreign financial institutions		
Shanghai Commercial & Savings Bank	279,202	2,244
Standard Chartered Bank	229,063	68,169
Citibank N.A.	206,549	118,975
Credicorp Capital SASAF	200,374	175,326
Bank of America, N.A.	160,243	153,546
The Export-Import Bank of Korea	146,549	2,244
IFC Corporación Financiera Internacional	118,065	145,817
Banco Crédito del Perú	104,831	90,022
Bank of Montreal	104,331	106,586
Bank of Nova Scotia	101,989	65,802
BNP Paribas	98,817	91,072
BBVA Asset Management Continental S.A. (Peru)	86,709	73,481
Wells Fargo Bank, N.A.	82,480	209,615
Corporación Andina de Fomento	75,149	104,273
HSBC USA	74,877	43,214
Commerzbank A.G.	71,646	75,032
Otros bancos	65,252	67,288
Banco Latinoamericano de Exportación	63,991	52,817
Interfondos S.A. Sociedad Administradora de Fondos	55,596	45,149
Bancoldex S.A. (Colombia)	46,390	80,394
Sumitomo Mitsui Banking Corporation	44,826	242,883
Findeter S.A. Financiera del Desarrollo Territorial	44,552	38,364
Scotia Fondos Sociedad Administradora de Fondos S.A.	34,951	108,979
Apple Bank for Savings	34,195	18,147
Cobank C.B.	30,882	33,850
KBC Bank NV	21,896	-
Ing Bank NV	14,870	30,874
La Caixa	13,961	-
Export Development Canada	12,078	11,199
Banco de Bogotá	8,250	8,560
China Construction Bank	5,556	5,155
Mizuho Corporate Bank	2,411	31,763
Bancaribe Curacao Bank N.V.	2,411	12,694
Bayern Landesbank	2,411	2,237
Banco República	1,403	1,805
Fondos SURA SAF S.A.C.	-	2,827
Scotiabank Perú S.A.	-	1,457
Subtotals	2,646,756	2,321,860
Totals	2,646,756	2,327,723

b. Interbank borrowings by maturity are as follows:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Within 1 year	1,997,751	1,829,814
After 1 year but within 2 years	442,784	319,870
After 2 years but within 3 years	83,908	17,595
After 3 years but within 4 years	80,073	77,993
After 4 years but within 5 years	7,521	11,644
After 5 years	34,719	70,807
Totals	2,646,756	2,327,723

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019
103

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 104 Note 20 – Debt Instruments Issued and Other Financial Liabilities As of December 31, 2019 and 2018, composition of debt instruments issued and other financial liabilities is as follows: As of December 31, 2019 2018 MCh$ MCh$ Debt instruments issued Mortgage finance bonds 40,933 53,463 Senior bonds 5,289,084 4,882,341 Subordinated bonds 1,078,339 1,074,320 Subtotals 6,408,356 6,010,124 Other financial liabilities Liabilities with the public sector 10 10 Borrowings from local financial institutions 12,956 12,390 Foreign borrowings - - Subtotals 12,966 12,400 Totals 6,421,322 6,022,524 Debts classified as short-term are those that constitute demand obligations or will expire within a year. All other debts are classified as long-term. Detail is as follows: As of December 31, 2019 Short-term Long-term Totals MCh$ MCh$ MCh$ Mortgage finance bonds 7,887 33,046 40,933 Senior bonds 643,621 4,645,463 5,289,084 Subordinated bonds - 1,078,339 1,078,339 Debt instruments issued 651,508 5,756,848 6,408,356 Other financial liabilities 12,966 - 12,966 As of December 31, 2018 Short-term Long-term Totals MCh$ MCh$ MCh$ Mortgage finance bonds 10,434 43,029 53,463 Senior bonds 661,715 4,220,626 4,882,341 Subordinated bonds 22,209 1,052,111 1,074,320 Debt instruments issued 694,358 5,315,766 6,010,124 Other financial liabilities 12,400 - 12,400

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 105 Note 20 – Debt Instruments Issued and Other Financial Liabilities, continued The following tables provide with additional information, including maturities, for each type of debt issued as of December 31, 2019 and 2018: a. Mortgage finance bonds Detail of maturities for mortgage finance bonds is as follows: As of December 31, 2019 2018 MCh$ MCh$ Within 1 year 7,887 10,434 After 1 year but within 2 years 6,508 7,612 After 2 years but within 3 years 6,072 7,092 After 3 years but within 4 years 5,524 6,516 After 4 years but within 5 years 5,121 5,908 After 5 years 9,821 15,901 Totals 40,933 53,463 b. Senior bonds Details for senior bonds, by currency, are as follows: As of December 31, 2019 2018 MCh$ MCh$ Bonds in UF 4,273,637 3,568,532 Bonds in CLP 481,083 416,116 Bonds in USD - 529,363 Bonds in COP 534,364 368,330 Totales 5,289,084 4,882,341 Detail of maturities for senior bonds is as follows: As of December 31, 2019 2018 MCh$ MCh$ Within 1 year 643,621 661,715 After 1 year but within 2 years 323,921 637,595 After 2 years but within 3 years 608,342 216,695 After 3 years but within 4 years 282,882 446,323 After 4 years but within 5 years 478,634 276,047 After 5 years 2,951,684 2,643,966 Totals 5,289,084 4,882,341

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 20 – Debt Instruments Issued and Other Financial Liabilities, continued

The following table presents details for senior bonds issued:

Senior bonds issued during the year ended December 31, 2019:

Series	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAM0710	UF	2,000,000	5 years and 5 months	3% annual	02/11/2019	07/01/2024
BCORAM0710	UF	3,000,000	5 years and 5 months	3% annual	02/15/2019	07/01/2024
BITACU0418	UF	2,000,000	9 years and 7 months	2% annual	02/25/2019	10/09/2028
BITACU0418	UF	2,000,000	9 years and 7 months	2% annual	02/26/2019	10/09/2028
BITACV0418	UF	2,000,000	10 years and 7 months	2% annual	03/07/2019	10/09/2029
BITACV0418	UF	2,000,000	10 years and 7 months	2% annual	03/14/2019	10/09/2029
BITACW0418	UF	2,500,000	11 years and 5 months	2% annual	05/07/2019	10/09/2030
BITACS0418	UF	2,000,000	7 years and 3 months	2% annual	07/03/2019	10/09/2026
Totals		17,500,000				

Series	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBX0914	CLP	40,000,000	2 years and 2 months	5% annual	07/04/2019	09/01/2021
BCORBX0914	CLP	1,000,000	2 years and 2 months	5% annual	07/05/2019	09/01/2021
BCORBX0914	CLP	14,500,000	2 years and 2 months	5% annual	07/10/2019	09/01/2021
BCORBX0914	CLP	1,500,000	2 years and 2 months	5% annual	07/15/2019	09/01/2021
Totals		57,000,000				

Series	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SUBSERIE A36	COP	163,035,000,000	3 years	6.13% annual	05/21/2019	05/21/2022
SUBSERIE C60	COP	186,965,000,000	5 years	2.86% annual	05/21/2019	05/21/2024
SERIE A SUBSERIE A60	COP	170,820,000,000	5 years	6.05% annual	10/16/2019	10/16/2024
SERIE C SUBSERIE C84	COP	50,000,000,000	7 years	2.28% annual	10/16/2019	10/16/2026
SERIE C SUBSERIE C120	COP	129,180,000,000	10 years	2.76% annual	10/16/2019	10/16/2029
Totals		700,000,000,000				

Senior bonds issued during the year ended December 31, 2018:

Series	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORAQ0710	UF	2,000,000	10 years and 4 months	3% annual	02/06/2018	07/01/2028
BCORAR0710	UF	2,450,000	11 years and 4 months	3% annual	02/21/2018	07/01/2029
BCORAR0710	UF	5,000,000	11 years and 4 months	3% annual	03/14/2018	07/01/2029
BCORAN0710	UF	2,000,000	7 years and 5 months	3% annual	06/05/2018	07/01/2025
Totals		11,450,000				

Series	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
BCORBY0914	CLP	70,000,000,000	4 years and 5 months	5% annual	04/13/2018	09/01/2022
Totals		70,000,000,000				

Series	Currency	Amount	Term	Issuance rate	Placement date	Maturity date
SUBSERIE B30	COP	55,470,000,000	3 years and 6 months	1.20% annual	11/22/2018	05/10/2021
SUBSERIE C48	COP	258,706,000,000	4 years	2.91% annual	11/22/2018	11/01/2022
Totals		314,176,000,000				

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 106

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 107 Note 20 – Debt Instruments Issued and Other Financial Liabilities, continued c. Subordinated bonds Details of subordinated bonds, by currency, are as follows: As of December 31, 2019 2018 MCh$ MCh$ Bonds in UF 95,545 95,599 Bonds in CLP 796,564 781,925 Bonds in COP 186,230 196,796 Totals 1,078,339 1,074,320 Detail of maturities for subordinated bonds is as follows: As of December 31, 2019 2018 MCh$ MCh$ Within 1 year - 22,209 After 1 year but within 2 years - - After 2 years but within 3 years 14,526 - After 3 years but within 4 years 23,923 18,604 After 4 years but within 5 years 128,717 22,484 After 5 years 911,173 1,011,023 Totals 1,078,339 1,074,320 For the years ended December 31, 2019 and 2018 no issuance of subordinated bonds took place. d. Other financial obligations As of December 31, 2019 2018 MCh$ MCh$ Within 1 year - - After 1 year but within 2 years - - After 2 years but within 3 years - - After 3 years but within 4 years - - After 4 years but within 5 years - - After 5 years - - Totals financial liabilities - - Short-term financial liabilities Amounts due to credit card transactions 12,956 12,390 Others 10 10 Totals other financial liabilities 12,966 12,400 As of December 31, 2019 and 2018, the Bank has not incurred in any default in the payments of principal, interest or others in regards to debt instruments issued.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 21 - Provisions

As of December 31, 2019 and 2018, the Bank has registered the following movements in its provisions:

a. Other provisions

Provisions disclosed in liabilities as of December 31, 2019 and 2018 present the following detail:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Provisions for personnel salaries and expenses	102,877	99,945
Provisions for mandatory dividends	38,120	51,614
Provisions for contingent loans risk (*)	44,947	55,290
Provisions for contingencies (**)	2,559	24,238
Provisions for country risk	5,604	6,083
Totals	**194,107**	**237,170**

(*) See Note 21, letter b
(**) As of December 31, 2018 it includes additional provisions for MCh$6,742.

b. Provisions for contingent loans

Provisions established as of December 31, 2019 and 2018 for contingent loans are detailed as follows:

	As of December 31,	
	2019	2018
	MCh$	MCh$
Co-signers and guarantors	4,316	3,139
Documentary letters of credit	318	294
Confirmed foreign letters of credit	-	-
Performance and bid bonds	9,792	9,231
Unrestricted lines of credit	12,601	9,767
Other contingent loans	17,920	32,859
Total provisions for contingent loans	**44,947**	**55,290**

c. The following table details the movements in provisions during 2019 and 2018:

	Provisions for				
	Employee benefits and compensation	Minimum dividends	Contingent loan risk	Country risk and contingencies	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	**99,945**	**51,614**	**55,290**	**30,321**	**237,170**
Provisions applied	(71,020)	(51,614)	(1,472)	(13,547)	(137,653)
Provisions recorded	82,456	38,120	15,855	8,899	145,330
Provisions released	(17,514)	-	(25,577)	(17,931)	(61,022)
Other movements	9,010	-	851	421	10,282
Balances as of December 31, 2019	**102,877**	**38,120**	**44,947**	**8,163**	**194,107**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 108

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 21 – Provisions, continued

	Provisions for				
	Employee benefits and compensation	Minimum dividends	Contingent loan risk	Country risk and contingencies	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2018	**90,559**	**17,234**	**64,941**	**16,956**	**189,690**
Application of provisions	(27,026)	(17,234)	(24,282)	-	(68,542)
Provisions established	53,156	51,614	45,209	15,735	165,714
Provisions released	(25,561)	-	(32,936)	(2,124)	(60,621)
Exchange differences	8,817	-	2,358	(246)	10,929
Balances as of December 31, 2018	**99,945**	**51,614**	**55,290**	**30,321**	**237,170**

d. Provisions for payroll and employee benefits

		As of December 31,	
		2019	2018
		MCh$	MCh$
Provision for long-term termination benefits	(e.1)	9,814	8,298
Provision for pension plan	(e.2)	35,166	30,908
Provision for retroactive unemployment plan	(e.3)	334	373
Provision for retirements bonus plan	(e.4)	687	542
Provision for other employee benefits	(*)	41,645	46,249
Vacation accrual		15,231	13,575
Totals		**102,877**	**99,945**

(*) It includes provision for performance compensations, holiday benefits, year-end bonuses and other similar employee compensation.

e. The main aspects of the Bank's long term employee benefits are detailed below:

e.1) Other long-term employee benefits

Description: Annual payment during the month in which the employee completes a given number of years of service (in five-year intervals from 5 to 50) Colombia.

Financing: The projected unit credit method was used to determine the present value of the defined-benefit obligation and the corresponding service cost. For all active plan participants, the "projected accrued benefit" is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity's financial conditions.

The economic assumptions are summarized as follow:

	As of December 31,	
	2019	2018
	%	%
Assumptions		
Discount rate	6.25	6.25
Expected rate of salary increases	5.50	5.70

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 109

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 110 Note 21 – Provisions, continued The movements of the present value of the obligation for this type of benefit and the amounts recognized in the Consolidated Statements of Income are determined using the projected credit unit method and it consist of the following: 2019 2018 MCh$ MCh$ Balances as of January 1, 8,298 7,914 Net cost of benefits (*) 1,490 1,397 Payments (815) (973) Provisions recorded 278 (350) Exchange differences 563 310 Balances as of December 31, 9,814 8,298 (*) Detail of net cost of benefit is as follow: As of December 31, 2019 2018 MCh$ MCh$ Current cost of benefits 962 836 Interest expense on obligation 528 561 Totals 1,490 1,397 e.2) Pension plan Description: Old-age pension or Survivors in accordance with the Social Security Law in Colombia and benefits acquired with the Entity. Financing: The projected unit credit method is used to determine the present value of the benefit obligation and related service costs. Using this method the benefit obligation is determined as the present value of current benefits for past services, but calculating the plan benefit based on the salary projected to the date on which it is assumed that the participant receives the benefit. The plan has no policy (without refund) or associated assets, being a structured financing according to the financial conditions of the entity. The summary of the economic assumptions is as follow: As of December 31, 2019 2018% % Assumptions Discount rate 6.50 6.75 Expected rate of salary increases 3.00 3.20 Inflation rate 3.00 3.20 The detail of Pension plan balances movements is as follow: 2019 2018 MCh$ MCh$ Balances as of January 1, 30,908 31,761 Interest expense on obligation 2,120 2,359 Payments (3,768) (3,802) Actuarial losses (gains) 4,512 (698) Exchange differences 1,394 1,288 Balances as of December 31, 35,166 30,908

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 111 Note 21 – Provisions, continued e.3) Retroactive unemployment plan Description: Retroactive unemployment plan prior to Law 50 from 1990 in Colombia. Financing: The projected unit credit method is used to determine the present value of the benefit obligation and related service costs. For all active plan participants, the “projected accrued benefit” is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity’s financial conditions. The economic assumptions are summarized as follow: As of December 31, 2019 2018% % Assumptions Discount rate 5.50 5.75 Expected rate for salary increases 5.50 5.70 Inflation rate 3.00 3.20 The details of movements for this benefits during years ended December 31, 2019 and 2018 are as follow: 2019 2018 MCh$ MCh$ Balances as of January 1, 373 371 Details of defined obligation 136 108 Current service costs 21 24 Actuarial gains (113) (32) Payments of benefits (108) (115) Exchange differences 25 17 Balances as of December 31, 334 373 e.4) Retirement Bonus Plan Description: Fixed payment upon retirement Financing: The projected unit credit method is used to determine the present value of the benefit obligation and related service costs. Under this method, the benefit obligation is determined by the present value of the current benefits for past service but calculating the plan benefit based on the projected salary as of the date in which it is assumed that the participant will receive the benefit.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 112 Note 21 – Provisions, continued The economic assumptions are summarized as follow: As of December 31, 2019 2018% % Assumptions Discount rate 6.50 6.75 Expected rate of benefit increase 5.00 5.20 Inflation rate 3.00 3.20 The amounts recognized for this benefit are as follow: As of December 31, 2019 2018 MCh$ MCh$ Balances as of January 1, 542 476 Current service costs - 39 Interest expense on obligation 81 37 Actuarial gains (losses) 33 (24) Payments of benefits (6) (5) Exchange differences 37 19 Balances as of December 31, 687 542 The effect on Other Comprehensive Income is summarized as follow: As of December 31, 2019 2018 MCh$ MCh$ Pension plan (e.2) (4,512) (698) Retroactive unemployment plan (e.3) 113 (32) Retirement bonus plan (e.4) (33) (24) Total recognition of obligations for defined benefits (4,432) (754) Future payments ? Future actuarial calculations may differ with respect to the calculations presented, due to the following factors: The experience of the plans differs from those anticipated by the selected economic and demographic hypotheses. ? Changes in economic and demographic assumptions. ? Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (for example, the end of the amortization period or additional costs based on the financing situation of the plan). ? Changes in the characteristics of the applicable plan or law, and with respect thereto, there are no significant events affecting the results presented since the last assessment.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 21 – Provisions, continued

The following is a detail of future payments for the year 2019 and 2018:

2019	Long-term termination benefits	Pension plan	Retroactive unemployment plan	Retirement bonus plan
	MCh$	MCh$	MCh$	MCh$
Year 2019	948	3,116	69	64
Year 2020	1,058	2,960	16	28
Year 2021	1,250	2,793	70	47
Year2022	1,245	2,725	77	50
Year 2023	915	2,698	29	42
Year 2025 - 2029	5,134	12,844	71	222

2018	Long-term termination benefits	Pension plan	Retroactive unemployment plan	Retirement bonus plan
	MCh$	MCh$	MCh$	MCh$
Year 2018	783	2,995	66	40
Year 2019	842	2,858	38	22
Year 2020	1,003	2,682	20	26
Year 2021	1,147	2,527	70	40
Year 2022	1,160	2,457	102	43
Year 2024 - 2028	4,749	11,751	94	203

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 113

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 114 Note 22 - Other Liabilities As of December 31, 2019 and 2018, composition of this item is as follows: As of December 31, 2019 2018 MCh$ MCh$ Accounts and notes payable (1) (2) 382,271 274,616 Collateral for financial transactions (threshold) 116,654 91,223 Accounts payable through intermediaries 140,799 72,298 VAT and other monthly taxes 20,575 17,557 Deferred fees 8,321 8,604 Unearned income (3) 5,644 9,089 Dividends payable 267 270 Other liabilities 34,383 48,135 Totals 708,914 521,792 (1) Obligations other than those directly related to the business operations, such as payable withholding taxes, payable social security contributions, balances due on purchases of materials, balances due on obligations under lease agreements for the acquisition of fixed assets, accounts payable for expenses, and others. (2) As of December 31, 2018 it includes MCh$5,985 correspondent to a penalty fee payable to the former SBIF (currently CMF). (3) Comprises of fees earned by the financial advisory and insurance brokerage businesses that must be deferred in accordance to applicable regulations.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 115 Note 23 – Contingencies, Commitments, and Responsibilities a) Lawsuits and Legal Proceedings Lawsuits against the Bank with provision As of the date of issuance of these Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Notwithstanding the above, provisions for MCh$280 and MCh$956 as of December 31, 2019 and December 31, 2018, respectively have been established in the Consolidated Financial Statements. Other lawsuits against the Bank without provision Other legal actions have been filed against the Bank and its subsidiaries involving its transactions carried out in the ordinary course of business. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$22,207 as of December 31, 2019 and MCh$26,995 as of December 31, 2018. However, in Management’s opinion based on reports from the Legal Division as of December 31, 2018, it is more likely than not that these lawsuits will not result in significant losses not contemplated by the Bank in these Consolidated Financial Statements, so there are no provisions established for them. Itaú Corpbanca Colombia S.A. The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets. Such claims amount, in the aggregate, to MCh$38,503 as of December 31, 2019 (MCh$32,375 as of December, 2018). According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of MCh$141 as of December 31, 2019 (MCh$152 as of December 31, 2018). b) Commitments Transaction Agreement On January 29, 2014, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada ( both together “CorpGroup”), Itaú-Unibanco Holding S.A., Corpbanca, and Banco Itaú Chile, subscribed a contract called “Transaction Agreement”, in accordance to the contract, they agreed a strategic association of its operations in Chile and Colombia. This strategic association gave rise to the merger of Corpbanca and Banco Itaú Chile, which was renamed “Itaú Corpbanca” and took place on April 1, 2016. The Transaction Agreement (from January 2014 and its subsequent modifications) also contemplates that on January 28, 2022 Itaú Corpbanca will purchase from CorpGroup the 12.36% of shares in Itaú Corpbanca Colombia, equivalent to the participation that CorpGroup held (directly or through other entities) in said entity at the merger date, corresponding to 93,306,684 shares. The purchase price agreed will be US$3.5367 per share, amounting to US$329,997,749.30, plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup for the corresponding shares. This agreement, as explicitly noted, is subject to the prior approvals from the regulators, as applicable, in Chile and abroad.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 116 Note 23 – Contingencies, Commitments, and Responsibilities, continued According to article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the Superintendency of Banks and Financial Institutions in Chile (currently CMF), as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in article 78 of said legal corp. Additionally, in the case of the banks incorporated in Colombia, an eventual acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Financial Superintendency of Colombia (SFC). Consequently, the aforementioned transaction must be confirmed only by the occurrence of one or more future and uncertain events that are not entirely under the control of the Bank. Acquisition of the MCC entities In accordance with the Transaction Agreement executed on January 29, 2014 between Inversiones Corp Group Interhold SpA, Inversiones Saga Limitada (these last two, together “CorpGroup”), Itaú Unibanco Holding S.A., Corpbanca and Banco Itaú Chile, later modified on June 2, 2015 and January 20, 2017, hereinafter the “Transaction Agreement”, Itaú Unibanco Holding S.A. assumed the obligation to transfer to Itaú Corpbanca, and the latter the obligation to acquire, 100% of its shares in MCC Securities Inc., MCC Asesorías S.A., and MCC S.A. Corredores de Bolsa (herein “MCC entities”) in accordance with the terms agreed upon and subject to normal terms and conditions for this kind of transactions. On May 28, 2019, the Board of Itaú Corpbanca approved to proceed with the acquisition of the MCC entities, in accordance with the provisions of the Transaction Agreement and in compliance with the provisions of Title XVI of the Law No. 18,046 on Corporations. The acquisition of the shares of the MCC entities by Itaú Corpbanca is subject to the corresponding regulatory approvals, including approval from the Commission for the Financial Market. Participation increase in Nexus S.A. In accordance with exempt resolution No. 6,482 of September 13, 2019 the CMF authorized Banco Santander Chile to sell its 537,141 Nexus S.A. shares. Itaú Corpbanca is in the process of obtaining the approval of the Central Bank of Brazil to increase its participation in Nexus S.A., by acquiring the equivalent to 1.9% of ownership, whose approval is mandatory before executing the transaction. Further information on this transaction is disclosed in Note 39 Subsequent Events. Acquisition of 20% ownership in Itaú Corredor de Seguros Colombia S.A. On November 5, 2019, Itaú Corpbanca committed to acquire 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros de Colombia S.A. The acquisition of the shares of Itaú Corredor de Seguros de Colombia S.A. by Itaú Corpbanca, is subject to the corresponding regulatory approvals, including the approval from the Commission for the Financial Market.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 117 Note 23 – Contingencies, Commitments, and Responsibilities, continued c) Contingent loans and provisions The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans together with the relevant allowances for loan losses: Contingent loans Provisions As of December 31, As of December 31, 2019 2018 2019 2018 MCh$ MCh$ MCh$ MCh$ Collateral and guarantees 548,521 411,023 4,316 3,139 Confirmed foreign letters of credit 509 - - - Letters of credit issued 97,553 95,476 318 294 Documented guarantees 1,501,957 1,286,805 9,792 9,231 Available on demand credit lines 2,623,744 2,143,333 12,601 9,767 Other credit commitments 1,167,802 1,447,277 17,920 32,859 Totals 5,940,086 5,383,914 44,947 55,290 (*) See Note 21, letter b. d) Responsibilities The Bank and its subsidiaries have the following responsibilities arising from its regular course of business: As of December 31, 2019 2018 MCh$ MCh$ Third party operations Collections 17,985 17,030 Transferred financial assets managed by the Bank 1,200,155 1,101,327 Third party funds under management 2,541,495 2,306,154 Subtotals 3,759,635 3,424,511 Custody of securities Securities held in custody 5,229,078 5,896,162 Securities held in custody deposited in other entities - 315,347 Securities issued by the Bank held in custody 131,648 148,193 Subtotals 5,360,726 6,359,702 Commitments Others - - Subtotals - - Totals 9,120,361 9,784,213 b) Guarantees, Contingencies and other Itaú Corredores de Seguros S.A. In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial Market (Ex- Superintendency of Securities and Insurance), in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following insurance policies: Entity From To Amount (UF) Beneficiary Consorcio Nacional de Seguros S.A. 04-12-2019 04-12-2020 60,000 and 500 Itaú Corredores de Seguros S.A.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 23 – Contingencies, Commitments, and Responsibilities, continued

Itaú Corredores de Bolsa Limitada

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions. The detail of the bank guarantee certificate is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Itaú Chile	04-23-2018	04-23-2020	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A	04-23-2018	04-23-2020	4,000	Bolsa de Comercio de Santiago
Itaú Corpbanca	04-23-2019	04-23-2020	10,000	Comisión para el Mercado Financiero

In addition, the company has taken out a comprehensive insurance policy to comply with Law No. 52 of the Chilean Electronic Stock Exchange. Amounts recorded with respect to the comprehensive insurance policy are as follows:

Entity	From	To	Amount (UF)	Beneficiary
Orión Seguros Generales S.A	05-29-2018	05-31-2020	5,000 and 10,000	Bolsa Electrónica de Chile

The Company pledged the shares of the Santiago Stock Exchange in favor of said company, to guarantee compliance with the obligations with respect to transactions carried out with other brokers. The amount amounts to MCh$18,479 as of December 31, 2019 (MCh$12,630 as of December 31, 2018).

The Broker is registered in the Registry of Portfolio Administrators since November 22, 2017, for which it maintains a guarantee ticket in Itaú Corpbanca with an expiration date of June 20, 2020, for an amount of UF 10,000 as representative of the beneficiaries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee the faithful and full compliance of the Portfolio Administration obligations.

There are guarantees for ThUS$100 equivalent to ThCh$75 and ThUS$30 equivalent to ThCh$23, to guarantee operations with foreign traders, Pershing and Corp FX respectively, arbitrage and/or any transaction or operation on any monetary and/or financial assets, including expressly the derivative contracts, whether swaps, forwards, options and/or arbitration, all with respect to any underlying asset, and also to receive the guarantees given in respect of the aforementioned contracts and operations, and to accept all types of mandate with respect to these, whatever the asset on which these guarantees are given.
The Company granted a bank guarantee certificate, as a representative of the beneficiaries the guarantee pursuant to Articles 98 and 99 of Chilean Law 20,172 to secure its obligations as Portfolio Manager. The detail of the bank guarantee certificate is as follows:

As of December 31, 2019, the Broker maintains in the Santiago Stock Exchange, cash and fixed income securities to guarantee operations in the Securities Clearing and Settlement House for MCh$9,067 (MCh$5,042 as of December 31, 2018).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 118

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 119 Note 23 – Contingencies, Commitments, and Responsibilities, continued Itaú Administradora General de Fondos S.A. Below are the guarantee and beneficiary forms that Itaú Administradora General de Fondos S.A. maintains in effect to date, which were required to comply with the obligations of portfolio management contracts, their committees, funds, payment of labor and social obligations with the contractor’s workers: Entity From To Amount (UF) Amount (MCh$) Beneficiary Banco Santander Chile 06-02-2017 08-31-2021 15,000 - Corporación de Fomento de la Producción CORFO Banco Santander Chile 08-14-2017 08-30-2021 500 - Corporación de Fomento de la Producción CORFO Itaú Corpbanca 06-27-2019 07-01-2020 - 50 Ferrocarriles del Estado

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 24 – Equity

a. Movements in equity accounts and reserves (attributable to the equity holders of the Bank)

As of December 31, 2019 and 2018, the paid capital of the Bank is represented by ordinary shares subscribed and paid, with no par value as presented below:

	Common shares	
	As of December 31,	
	2019 (number)	2018 (number)
Issued as of January 1,	512,406,760,091	512,406,760,091
Issuance of paid shares	-	-
Issuance of shares pending payment	-	-
Repurchase of own shares	-	-
Sale of own shares	-	-
Totals	**512,406,760,091**	**512,406,760,091**

- **Subscribed and paid shares**

As of December 31, 2019 and 2018, the Bank has a capital in the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value.

- **Purchase and sale of own shares**

During the years ended December 31, 2019 and 2018, there were no transactions to buy and sell shares of own issuance.

List of major shareholders

The shareholders list as of December 31, 2019 and 2018, is as follows:

Company name or shareholder name	Shares			
	As of December 31, 2019		As of December 31, 2018	
	Number of shares	Ownership %	Number of shares	Ownership %
Itaú Unibanco	**195,408,043,473**	**38.14%**	**195,408,043,473**	**38.14%**
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participaçoes Ltda.	57,008,875,206	11.13%	57,008,875,206	11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SpA	1,800,000,000	0.35%	1,800,000,000	0.35%
Saga II SpA	7,000,000,000	1.37%	7,000,000,000	1.37%
Saga III SpA (1)	3,651,555,020	0.71%	3,651,555,020	0.71%
Saleh Family	**146,394,540,608**	**28.57%**	**146,394,540,608**	**28.57%**
Corp Group Banking S.A.	136,127,850,073	26.57%	136,127,850,073	26.57%
Compañía Inmobiliaria y de Inversiones Saga SpA (2)	10,266,690,535	2.00%	10,266,690,535	2.00%
International Finance Corporation	**17,017,909,711**	**3.32%**	**17,017,909,711**	**3.32%**
Others	**153,586,266,299**	**29.97%**	**153,586,266,299**	**29.97%**
Stock brokers	63,397,824,244	12.37%	60,092,703,814	11.73%
ADR holders and foreign investors	50,376,882,652	9.83%	57,424,363,707	11.20%
Local institutional investors	27,989,426,434	5.46%	30,680,945,015	5.99%
Other minority shareholders	11,822,132,969	2.31%	5,388,253,763	1.05%
Totals	**512,406,760,091**	**100%**	**512,406,760,091**	**100%**

(1) Includes 3,651,555,020 Saga III shares in custody as of December 31, 2019 and 2018.
(2) Includes 1,005,897,850 Saga shares in custody as of December 31, 2019 (1,008,780,153 Saga shares in custody as of December 31, 2018).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 120

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 24 – Equity, continued

b. Dividends

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 19, 2019, the shareholders agreed to distribute profits for MCh$51,614, representing 30% of the profits for 2018.

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 27, 2018, the shareholders agreed to distribute profits for MCh$22,979 representing 40% of the profits for 2017.

	Income attributable to equity holders of the Bank	Allocated to reserves and retained earnings	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%	No.	$
Year 2018 (Shareholders Meeting March 2019)	172,047	120,433	51,614	30%	512,406,760,091	0.10073
Year 2017 (Shareholders Meeting March 2018)	57,447	34,468	22,979	40%	512,406,760,091	0.04485

As of December 31, 2019 and 2018 and for the year ended December 31, 2019 and 2018, the basic earnings and diluted earnings are as follows:

Basic earnings and diluted earnings	As of December 31, 2019		As of December 31, 2018	
	Number of shares	Amount	Number of shares	Amount
	Millions	MCh$	Millions	MCh$
Basic earnings per share				
Net income for the year	-	127,065	-	172,047
Weighted average number of outstanding shares	512,407	-	512,407	-
Assumed convertible debt conversion	-	-	-	-
Adjusted number of outstanding shares	512,407	-	512,407	-
Basic earnings per share (Chilean pesos)	-	**0.248**	-	**0.336**
Diluted earnings per share				
Net income for the year	-	127,065	-	172,047
Weighted average number of outstanding shares	512,407	-	512,407	-
Dilutive effects				
Assumed convertible debt conversion	-	-	-	-
Conversion of common shares	-	-	-	-
Options rights	-	-	-	-
Adjusted number of shares	512,407	-	512,407	
Diluted earnings per share (Chilean pesos)	-	**0.248**	-	**0.336**

During the years ended December 31, 2019 and 2018, there were no dilutive effects.

c. Valuation accounts

Available for sale investments: It includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or there is a significant or prolonged decline in value.

Net investment in foreign operations hedge: Corresponds to adjustments for hedges of net investments in foreign operations.

Cash flows hedge: It includes the effects of hedges on the Bank's exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Exchange differences on investments in Colombia and New York branch: It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Itaú Corpbanca (Chilean peso).
Defined benefits obligations: **This includes the effects of complying with IAS 19 "*Employees Benefit*"**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 121

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 24 – Equity, continued

The following are the equity effects and income taxes for years ended December 31, 2019 and 2018:

As of December 31, 2019	Available for sale investments	Net investments in foreign operations hedges	Cash flows hedges	Exchange differences on investment in Colombia and New York branch	Defined benefits obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	
Other comprehensive income (loss) before income taxes						
Balances as of January 1, 2019	**16,337**	**5,559**	**29,403**	**(19,119)**	**(3,236)**	**28,944**
Effects for the year	18,833	(6,381)	(46,786)	54,402	(3,248)	16,820
Balances as of December 31, 2019	**35,170**	**(822)**	**(17,383)**	**35,283**	**(6,484)**	**45,764**
Income taxes related to components of other comprehensive income (loss)						
Balances as of January 1, 2019	**(6,375)**	**(280)**	**(7,746)**	**-**	**689**	**(13,712)**
Effects for the year	(5,209)	(185)	14,373	-	1,109	10,088
Balances as of December 31, 2019	**(11,584)**	**(465)**	**6,627**	**-**	**1,798**	**(3,624)**
Net balances as of December 31, 2019	**23,586**	**(1,287)**	**(10,756)**	**35,283**	**(4,686)**	**42,140**

As of December 31, 2018	Available for sale investments	Net investments in foreign operations hedges	Cash flows hedges	Exchange differences on investment in Colombia and New York branch	Defined benefits obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	
Other comprehensive income (loss) before income taxes						
Balances as of January 1, 2018	**16,592**	**(5,730)**	**64,741**	**(57,485)**	**(2,736)**	**15,382**
Effects for the year	(255)	11,289	(35,338)	38,366	(500)	13,562
Balances as of December 31, 2018	**16,337**	**5,559**	**29,403**	**(19,119)**	**(3,236)**	**28,944**
Income taxes related to components of other comprehensive income (loss)						
Balances as of January 1, 2018	**(4,937)**	**1,389**	**(17,287)**	**-**	**718**	**(20,117)**
Effects for the year	(1,438)	(1,669)	9,541		(29)	6,405
Balances as of December 31, 2018	**(6,375)**	**(280)**	**(7,746)**	**-**	**689**	**(13,712)**
Net balances as of December 31, 2018	**9,962**	**5,279**	**21,657**	**(19,119)**	**(2,547)**	**15,232**

d. Reserves

This item corresponds to "Other non-earnings reserves" corresponding to the adjustments recorded as a result of the business combination between Banco Itaú Chile and Corpbanca for MCh$839,120 as of December 31, 2018 and MCh$744,838 as of December 31, 2019, and reserves from Banco Itaú Chile before the business combination for MCh$451,011 as of December 31, 2019 and 2018.

e. Retained earnings from prior years

Corresponds to profits for the years ended December 31, 2019 and 2018 not distributed to shareholders for a total of MCh$156,342 as of December 31, 2019 and MCh$35,909 as of December 31, 2018.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 122

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 24 – Equity, continued

f. Non-controlling interest

Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the portion that has been attributed to the income (loss) for the year. The amounts and ownership percentage of the non-controlling interest in equity and income (loss) of the subsidiary are shown below:

As of December 31, 2019 and for the year ended that date

				Other comprehensive income (loss)							
Subsidiaries	Non controlling interest	Equity	Net income	Available for sale investments	Exchange differences	Net investment in foreign operations hedges	Cash flows hedges	Defined benefits obligations	Deferred taxes	Total other comprehensive income	Total comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Itaú Corredor de Seguro Colombia S.A.	20.000%	478	125	-	-	-	-	-	-	-	125
Itaú Corpbanca Colombia S.A. and subsidiaries (*)	12.900%	93,805	5,274	675	17,922		(411)	(1,184)	332	17,334	22,608
Itaú Corredores de Seguros S.A.	0.000%	-	-	-	-	-	-	-	-	-	-
Totals		**94,283**	**5,399**	**675**	**17,922**		**(411)**	**(1,184)**	**332**	**17,334**	**22,733**

(*) On December 3, 2019, after obtaining regulatory approvals from banking supervisors in Chile, Colombia and Brazil, Itaú Corpbanca completed the acquisition of the Itaú Corpbanca Colombia shares owned by Helm LLC and Kresge Stock Holding Company Inc. As a result of these acquisitions, Itaú Corpbanca owns approximately 87.10% of the shares of Itaú Corpbanca Colombia.

As of December 31, 2018 and for the year ended that date

				Other comprehensive income (loss)							
Subsidiaries	Non controlling interest	Equity	Net income	Available for sale investments	Exchange differences	Net investment in foreign operations hedges	Cash flows hedges	Defined benefits obligations	Deferred taxes	Total other comprehensive income	Total comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Itaú Corredor de Seguro Colombia S.A.	20.000%	409	15	-	-	-	-	-	-	-	15
Itaú Corpbanca Colombia S.A. and subsidiaries	33.721%	222,672	4,776	(841)	10,244		(1,195)	(254)	374	8,328	13,104
Itaú Corredores de Seguros S.A. (*)	0.000%	-	8	-	-	-	-	-	-	-	8
Itaú Administradora General de Fondos S.A. (**)	0.600%	-	-	-	-	-	-	-	-	-	-
Itaú Corpbanca Corredores de Bolsa Limitada (***)	0.000%	-	-	-	-	-	-	-	-	-	-
Totals		**223,081**	**4,799**	**(841)**	**10,244**	**-**	**(1,195)**	**(254)**	**374**	**8,328**	**13,127**

(*) On April 1, 2018, the merger of Corpbanca Corredores de Seguro S.A. and Itaú Chile Corredora de Seguros Limitada through the absorption of the latter entity in the first, being its new corporate name Itaú Corredores de Seguros S.A. On September 10, 2018, Banco Itaú Corpbanca acquired 127,901 shares from minority investors, for which the Bank and its subsidiaries have a 100% interest in the Company.
(**) On December 10, 2018, Banco Itaú Corpbanca acquired 1 share from a minority investor, thereby directly and indirectly controlling 100% of the entity.
(***) On July 4, 2018, Itaú Asesorías Financieras S.A. acquired 2 shares of the company from minority investors, with which Itaú Corpbanca and subsidiaries now control 100% of the company's shares.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019
123

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 124 Note 24 – Equity, continued The following table shows the non-controlling interest movements for the year ended December 31, 2019 and 2018: 2019 2018 MCh$ MCh$ Balances as of January 1, 223,081 209,954 Comprehensive income for the year 22,733 13,127 Effects of change of ownership (151,531) - Balances as of December 31, 94,283 223,081 Itaú Corpbanca’s main subsidiary with non-controlling interest is as follows: 2019 2018 Entity name Country Main business Ownership percentage Noncontrolling interest Ownership percentage Noncontrolling interest Itaú Corpbanca Colombia S.A. and subsidiaries Colombia Banking 87.10% 12.90% 66.28% 33.72% Information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows: Statements of Financial Position summary As of December 31, 2019 As of December 31, 2018 MCh$ MCh$ Current assets 5,385,982 4,679,588 Current liabilities (3,112,252) (3,523,186) Net current assets (liabilities) 2,273,730 1,156,402 Non-current assets 1,175,106 1,664,700 Non-current liabilities (2,729,714) (2,160,781) Net non-current assets (liabilities) (1,554,608) (496,081) Total net assets (liabilities) 719,122 660,321 Accumulated non-controlling interest 93,806 222,672 For the years ended December 31, Statements of Income summary 2019 2018 MCh$ MCh$ Interest income 493,629 530,827 Income (loss) for the year 16,490 14,163 Non-controlling interest income (loss) 5,274 4,776

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 24 – Equity, continued

Statements of Cash Flows summary	For the years ended December 31,	
	2019	2018
	MCh$	MCh$
Net cash flows provided by (used in) operating activities	(359,168)	232,480
Net cash flows provided by (used in) investing activities	111,607	(145,665)
Net cash flows provided by (used in) financing activities	115,303	(24,122)
Net increase (decrease) in cash flows	**(132,258)**	**62,693**

g. Consolidated comprehensive income for the year

Items	For the years ended December 31,					
	2019			2018		
	Equity holders of the Bank	Non-controlling interest	Totals	Equity holders of the Bank	Non-controlling interest	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive income for the year	**127,065**	**5,399**	**132,464**	**172,047**	**4,799**	**176,846**
Other comprehensive income (loss) before income taxes						
Available for sale investments	18,833	675	19,508	(255)	(841)	(1,096)
Cash flow hedges	(6,381)	(411)	(6,792)	11,289	-	11,289
Net investment in foreign operations hedges	(46,786)	-	(46,786)	(35,338)	(1,195)	(36,533)
Exchange differences	54,402	17,922	72,324	38,366	10,244	48,610
Defined benefits obligations	(3,248)	(1,184)	(4,432)	(500)	(254)	(754)
Totals	**16,820**	**17,002**	**33,822**	**13,562**	**7,954**	**21,516**
Income taxes						
Available for sale investments	(5,209)	(124)	(5,333)	(1,438)	(635)	(2,073)
Net investment in foreign operations hedges	14,373	-	14,373	9,541	1,024	10,565
Cash flows hedges	(185)	23	(162)	(1,669)	-	(1,669)
Defined benefits obligations	1,109	433	1,542	(29)	(15)	(44)
Totals	**10,088**	**332**	**10,420**	**6,405**	**374**	**6,779**
Other comprehensive income for the year	**26,908**	**17,334**	**44,242**	**19,967**	**8,328**	**28,295**
Comprehensive income for the year	**153,973**	**22,733**	**176,706**	**192,014**	**13,127**	**205,141**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 125

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 25 – Interest Income and Interest Expense

This item comprises interest accrued in the year by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, regardless if these are measured at fair value, as well as the effects from accounting hedges, which are part of the interest income and expenses included in the Consolidated Statement of Income for the year.

a. The composition of interest income, including the effects related to hedge accounting, for the years ended December 31, 2019 and 2018, is as follows:

Interest income	For the years ended December 31,							
	2019				2018			
	Interest	Inflation indexation adjustments	Prepayment fees	Totals	Interest	Inflation indexation adjustments	Prepayment fees	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under resale agreements	4,996	(2)	-	4,994	4,988	-	-	4,988
Interbank loans	4,361	-	-	4,361	5,013	-	-	5,013
Commercial loans	797,242	115,918	11,903	925,063	781,102	112,917	4,476	898,495
Mortgage loans	195,441	104,970	931	301,342	190,680	104,904	891	296,475
Consumer loans	375,711	135	3,184	379,030	369,325	194	2,804	372,323
Financial investments	79,114	15,539	-	94,653	101,274	19,060	-	120,334
Other interest income	17,588	2,543	-	20,131	10,882	9,850	-	20,732
Gain (loss) from hedge accounting	(9,634)	-	-	(9,634)	(19,715)	-	-	(19,715)
Totals	**1,464,819**	**239,103**	**16,018**	**1,719,940**	**1,443,549**	**246,925**	**8,171**	**1,698,645**

b. Interest and Inflation indexation adjustments subject to suspension of recognition of results, as indicated in Note 1, letter p, are recorded off balance, while they are not paid.

For the year ended December 31, 2019 and 2018, the detail of the amount due for interest and inflation-indexation adjustments is as follows:

	2019			2018		
	Interest	Inflation indexation adjustments	Totals	Interest	Inflation indexation adjustments	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	40,151	3,543	43,694	29,698	2,551	32,249
Mortgage loans	6,573	2,382	8,955	5,027	2,460	7,487
Consumer loans	135	-	135	19	-	19
Totals	**46,859**	**5,925**	**52,784**	**34,744**	**5,011**	**39,755**

c. Details of interest expenses and inflation-indexation adjustments including the effect related to hedge accounting, for the years ended December 31, 2019 and 2018, is as follows:

Interest expenses and Inflation indexation adjustments	For the year ended December 31,					
	2019			2018		
	Interest	Inflation indexation adjustments	Totals	Interest	Inflation indexation adjustments	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(52,181)	(220)	(52,401)	(49,536)	(141)	(49,677)
Obligations under repurchase agreements	(26,349)	-	(26,349)	(29,660)	(4)	(29,664)
Time deposits and other time liabilities	(369,048)	(8,560)	(377,608)	(370,206)	(15,528)	(385,734)
Interbank borrowings	(81,557)	-	(81,557)	(69,054)	(206)	(69,260)
Debt instruments issued	(212,346)	(130,127)	(342,473)	(199,420)	(122,832)	(322,252)
Other financial liabilities	(501)	-	(501)	(752)	-	(752)
Lease obligations	(5,034)	(46)	(5,080)	-	-	-
Other Interest expense	(79)	(3,273)	(3,352)	(397)	(4,292)	(4,689)
Gain (loss) from hedge accounting	16,099	-	16,099	10,374	-	10,374
Totals	**(730,996)**	**(142,226)**	**(873,222)**	**(708,651)**	**(143,003)**	**(851,654)**

For purposes of the Consolidated Statement of Cash Flows, the net amount of interest and inflation-indexation adjustments for the year ended December 31, 2019 is MCh$846,718 (MCh$846,991 as of December 31, 2018).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 126

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 127 Note 26 – Fee and Commission Income and Expense a) Fee and commission income This item comprises the amount of all commissions accrued and paid in the year that generate the business segments, except for those that form an integral part of the effective interest rate of the financial instruments. Details of these items are as follows: For the years ended December 31, Fee and commission income 2019 2018 MCh$ MCh$ Fees and commissions from lines of credits and overdrafts 1,553 5,292 Fees and commissions from guarantees and letters of credit 15,147 15,317 Fees and commissions from card services 75,574 72,932 Fees and commissions from accounts management 15,406 11,512 Fees and commissions from collections and payments 23,921 20,359 Fees and commissions from brokerage and securities management 9,844 10,966 Fees and commissions from asset management 25,845 24,718 Compensation for insurance brokerage 35,783 36,693 Investment banking and advisory fees 20,657 19,403 Fees and commissions from student loans ceded 5,735 5,300 Commissions on loan transactions 893 651 Commissions for mortgage loans 1,300 1,486 Other fees from services rendered 10,321 10,982 Other commissions earned 2,217 2,345 Totals 244,196 237,956 b) Fee and commission expense This item includes expenses for commissions accrued during the year, according to the following detail: For the years ended December 31, Fee and commission expense 2019 2018 MCh$ MCh$ Compensation for card operation (55,232) (35,676) Fees and commissions for securities transactions (2,716) (2,963) Commissions paid for foreign trade transactions (2,300) (2,550) Commissions paid for customer loyalty program benefits (3,725) (2,607) Commissions paid for services to customers management (3,905) (3,455) Other commissions paid (1,914) (4,576) Totals (69,792) (51,827) Commissions earned on mortgage finance loans are recorded in the Consolidated Statement of Income under “Interest income”.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 128 Note 27 – Net Income (Expense) from Financial Operations This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof. Net income (expense) from financial operations in the Consolidated Statements of Income for the year is as follows: For the year ended December 31, 2019 2018 MCh$ MCh$ Trading investments 15,919 (251) Financial derivative contracts (trading) 77,380 152,732 Sale of loans and accounts receivable from customers 14,588 25,884 Available for sale investments 34,317 13,765 Others (770) 2,129 Totals 141,434 194,259 (*) See detail in Note 10, letter d).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 129 Note 28 – Net Foreign Exchange Gain (Loss) This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange gains (losses) details are as follows: For the year ended December 31, 2019 2018 MCh$ MCh$ Net foreign exchange gain (loss) Gain (loss) on net foreign currency exchange positions 37,404 (64,278) Other foreign currency exchange gains (losses) 4,128 3,326 Subtotals 41,532 (60,952) Net exchange rate adjustments gain (loss) Adjustments for loans and accounts receivable from customers 702 93 Adjustment for investment instruments - 105 Adjustment for other assets and liabilities 2 (322) Net gain (loss) from hedge accounting (14,610) 41,016 Subtotals (13,906) 40,892 Totals 27,626 (20,060)

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 29 – Provision for Loan Losses

a. The movement registered in income for the year related to allowances and impairment due to credit risk, for the year ended December 31, 2019 and 2018, is summarized as follows:

	For the years ended December 31, 2019							
		Loans and accounts receivable from customers						
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	Minimum normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established								
Individually assessed	(507)	(299,980)	-	-	(14,345)	-	-	(314,832)
Collectively assessed		(73,934)	(25,511)	(275,056)	(1,510)	(6,001)	-	(382,012)
Income (loss) for provisions established (*)	**(507)**	**(373,914)**	**(25,511)**	**(275,056)**	**(15,855)**	**(6,001)**	**-**	**(696,844)**
Provisions released								
Individually assessed	574	163,789	-	-	24,459	-	-	188,822
Collectively assessed		14,454	9,102	89,247	1,118	12,743	-	126,664
Income (loss) for provisions released (*)	**574**	**178,243**	**9,102**	**89,247**	**25,577**	**12,743**	**-**	**315,486**
Recovery of loans previously charged-off	-	22,213	2,791	33,661	-	-	-	58,665
Net charge to income	**67**	**(173,458)**	**(13,618)**	**(152,148)**	**9,722**	**6,742**	**-**	**(322,693)**

	For the years ended December 31, 2018							
		Loans and accounts receivable from customers						
	Interbank loans	Commercial loans	Mortgage loans	Consumer loans	Contingent loans	Additional provisions	Minimum normal portfolio provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established								
Individually assessed	(344)	(207,111)	-	-	(44,378)	-	-	(251,833)
Collectively assessed	-	(69,667)	(33,495)	(281,906)	(831)	(6,742)	-	(392,641)
Income (loss) for provisions established (*)	**(344)**	**(276,778)**	**(33,495)**	**(281,906)**	**(45,209)**	**(6,742)**	**-**	**(644,474)**
Provisions released								
Individually assessed	131	144,464	-	-	30,797	-	-	175,392
Collectively assessed	-	29,776	30,731	115,478	2,139	-	-	178,124
Income (loss) for provisions released (*)	**131**	**174,240**	**30,731**	**115,478**	**32,936**	**-**	**-**	**353,516**
Recovery of loans previously charged-off	-	19,921	2,588	25,959	-	-	-	48,468
Net charge to income	**(213)**	**(82,617)**	**(176)**	**(140,469)**	**(12,273)**	**(6,742)**	**-**	**(242,490)**

(*) The amounts in the Consolidated Statements of Cash Flows for the year are as follows:

	For the years ended December 31,	
	2019	2018
	MCh$	MCh$
Charge to income for provisions established	696,844	644,474
Credit to income for provisions used	(315,486)	(353,516)
Totals	**381,358**	**290,958**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019

130

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 29 – Provision for Loan Losses, continued

b. The detail by type of loans, analyzed collectively and individually, which were constituted and released by way of provision, is as follows:

	For the years ended December 31, 2019					
	Establishment of provisions			Release of provisions		
	Individual	Group	Totals	Individual	Group	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(299,980)	(73,934)	(373,914)	163,789	14,454	178,243
Mortgage loans	-	(25,511)	(25,511)	-	9,102	9,102
Consumer loans	-	(275,056)	(275,056)	-	89,247	89,247
Subtotals	**(299,980)**	**(374,501)**	**(674,481)**	**163,789**	**112,803**	**276,592**
Interbank loans, net	(507)	-	(507)	574	-	574
Totals	**(300,487)**	**(374,501)**	**(674,988)**	**164,363**	**112,803**	**277,166**

	For the years ended December 31, 2018					
	Establishment of provisions			Release of provisions		
	Individual	Group	Totals	Individual	Group	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(207,111)	(69,667)	(276,778)	144,464	29,776	174,240
Mortgage loans	-	(33,495)	(33,495)	-	30,731	30,731
Consumer loans	-	(281,906)	(281,906)	-	115,478	115,478
Subtotals	**(207,111)**	**(385,068)**	**(592,179)**	**144,464**	**175,985**	**320,449**
Interbank loans, net	(344)	-	(344)	131	-	131
Totals	**(207,455)**	**(385,068)**	**(592,523)**	**144,595**	**175,985**	**320,580**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 131

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 132 Note 30 – Personnel Salaries and Expenses Personnel salaries and expenses for the years ended December 31, 2019 and 2018, are broken down as follows: For the years ended December 31, 2019 2018 MCh$ MCh$ Personnel compensation (181,431) (176,083) Bonuses and gratifications (82,129) (84,754) Compensation for years of service (12,830) (12,477) Training expenses (825) (804) Health and life insurance (2,910) (2,590) Other personnel expenses (18,084) (18,039) Totals (298,209) (294,747)

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 31 – Administrative Expenses

For the years ended as of December 31, 2019 and 2018, the composition of this item is as follows:

	For the years ended December 31,	
	2019	2018
	MCh$	MCh$
Administration expenses	**(177,919)**	**(214,666)**
Maintenance and repair of fixed assets	(35,213)	(31,673)
Office lease (*)	-	(36,201)
Equipment lease (*)	-	(2,925)
Insurance payments	(16,389)	(20,704)
Office supplies	(1,679)	(1,885)
IT and communications expenses	(47,878)	(43,667)
Utilities and other services	(4,558)	(4,443)
Security and transportation of securities services	(5,232)	(5,250)
Representation and personnel travel expenses	(3,345)	(3,612)
Legal and notarial expenses	(20,384)	(15,112)
Technical reports fees	(13,647)	(11,626)
Professional services fees	(1,656)	(1,825)
Rating agencies fees	-	(134)
Other expenses of obligations for lease agreements	(341)	-
Expenses for lease contracts	(1,376)	-
Fines applied by the CMF	-	(5,985)
Fines applied by other agencies	(230)	(74)
ATM maintenance and management services	(2,436)	(2,630)
Temporary external services	(1,032)	(545)
Postage and mailing expenses	(1,110)	(1,341)
Internal events	(648)	(248)
Donations	(2,279)	(1,576)
Hired services	(5,808)	(5,500)
Other services	(317)	(63)
Miscellaneous contributions	(1,246)	(1,242)
Credit card management services	(4,051)	(3,102)
Other administrative expenses	(7,064)	(13,303)
Outsourced services	**(22,134)**	**(22,303)**
Data processing	(12,990)	(13,044)
Credit evaluation	-	(275)
Others	(9,144)	(8,984)
Board expenses	**(1,350)**	**(1,529)**
Board of Directors compensation	(1,350)	(1,529)
Other expenses of the Board	-	-
Marketing and advertising expenses	**(13,353)**	**(14,384)**
Non-income taxes and contributions	**(34,125)**	**(38,854)**
Real estate contributions	(286)	(393)
Municipal permits	(1,206)	(1,121)
Other taxes (**)	(24,467)	(29,324)
Contributions to the CMF	(8,166)	(8,016)
Totals	**(248,881)**	**(291,736)**

(*) As instructed per circular No.3,645 issued by the CMF, all future payments from leases subject to IFRS 16, are recognized and later amortized on "Right of use assets under lease agreement". Low value leases that fall out scope IFRS 16 are to be recognized as an expense and classified under "expenses contract lease".

(**) Correspond to taxes other than income taxes subject to Itaú Corpbanca Colombia S.A and subsidiaries (Colombia segment), which affect to local financial transactions, commercial activities or services such as, value added tax, taxes to equity among other.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 133

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 32 – Depreciation, Amortization, and Impairment

a. Depreciation and amortization

The amounts corresponding to charges to profit and loss for depreciation and amortization for the years ended December 31, 2019 and 2018, are detailed below:

Depreciation and Amortization	Note	For the years ended December 31, 2019 MCh$	2018 MCh$
Depreciation of fixed assets	14	(13,982)	(20,659)
Amortization of intangible assets	13	(74,140)	(66,158)
Depreciation of right-of-use assets under lease agreements (*)	15	(39,044)	-
Totals		**(127,166)**	**(86,817)**

b. Impairment

For the years ended December 31, 2019 and 2018, the composition of this item is as follows:

Impairment	Note	For the years ended December 31, 2019 MCh$	2018 MCh$
Impairment of financial assets available for sale	11	-	-
Impairment of financial assets held to maturity	11	-	-
Subtotals financial assets		-	-
Impairment of property, plant and equipment (1)	14	(489)	(28)
Impairment of intangible assets	15	(239)	-
Subtotals non-financial assets		(728)	(28)
Totals		**(728)**	**(28)**

(1) Corresponds to impairment due to technological obsolescence caused by the current regulations (Decree N°222 of October 30, 2013 of the Ministry of the Interior and Public Security) applied to ATMs, which is in accordance with IAS 36 Impairment of assets.

The Bank evaluates whether there is any indication of impairment of property, plant and equipment, intangibles and goodwill allocated to each Cash Generating Unit (CGU). Should any such indication exist, or when an impairment test is required, the Bank estimates the recoverable amount (RA) of its CGU.

The Bank has defined two CGUs: CGU Chile (Itaú Corpbanca and its Chileans subsidiaries and the New York branch) and CGU Colombia (Itaú Corpbanca Colombia and its subsidiaries and Itaú Corredor de Seguros S.A.). These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by Top management because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank's operating segments (see Note 4).

Fair value of these UGEs are as follow:

Cash Generating Units	As of December 31, 2019 MCh$	2018 MCh$
Chile(*)	2,456,253	2,646,878
Colombia	984,132	900,734

(*) Includes the effects of the acquisition of minority interests in Colombia that took place on December 3, 2019. See Note 3.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 134

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 135 Note 32 – Depreciation, Amortization, and Impairment, continued Goodwill impairment testing 1. Allocation of goodwill The Goodwill generated in the reverse acquisition mentioned in Note 1, section “General information background of Itaú Corpbanca and subsidiaries” was assigned in the following manner to the two identified CGUs2: As of December 31, Goodwill 2019 2018 MCh$ MCh$ Chile 940,785 940,785 Colombia 253,546 237,450 2. Methodology used by the Bank Consistent with the prior year, the recoverable amounts of CGU Chile and CGU Colombia have been determined using the dividend discount model. This methodology considers the cash flows that would be generated by dividends distributed to shareholders with at perpetuity, discounted to their cost of capital rate as of the valuation date. Therefore, the economic value of equity can be estimated using cash flow projections derived from financial budgets and other assumptions approved by management. In testing goodwill for impairment, management considered different sources of information, including: ? Historical information existing for both banks post-merger and, if relevant, pre-merger. Historical information for events judged to be one-time and non-recurring was excluded. ? Assumptions approved by management. ? Information from external sources such as analyst reports, regulators, central banks and press releases. ? Observable market information such as rate curves, inflation and growth projections. ? The competitive strategy defined for both banks. ? The projected funding structure and its impact on the Bank’s capital requirements and internal policy. 2 Goodwill generated by the acquisition of a business abroad (Colombia case) is expressed in the functional currency of the aforementioned business (Colombian peso), converted at the closing exchange rate (exchange rate COP to CLP for the purpose of accounting registration. In Chile in accordance with IAS 21 “Effects of Changes in Exchange Rates of the Foreign Currency”. (See Note 13).

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 32 – Depreciation, Amortization, and Impairment, continued

3. Assumptions used in calculations of the recoverable amount

The key assumptions used in calculating recoverable amount, defined as those variables to which the calculation is more sensitive, are presented below:

Assumptions		As of December 31, 2019		As of December 31, 2018	
		Chile	Colombia	Chile	Colombia
Perpetuity rate	(%)	5.20	6.50	5.20	6.50
Projected inflation rate	(%)	3.00	3.00	3.00	3.00
Discount rate	(%)	10.00	11.30	10.59	11.99
Loans growth	(%)	9.05 -10.28	9.70 -10.30	9.65 - 11.10	8.60 - 10.40
Solvency index limit	(%)	11.40 -12.40	10.60 -14.00	12.50 - 14.70	11.50 - 14.00

i. Projection period and perpetuity

Cash flow projections are prepared for a period of 5 years from 2020 to 2024. After this period, the present value of cash flows for the year 2024 is calculated, projected to perpetuity using GDP growth rates expected for the markets in which the aforementioned CGUs operate.

The definition of projecting 6 years in 2017 is consistent with the time needed to deploy the Corporate Integration plan, whose objective is to better capture the opportunities for creating value for the Bank. In this way, the strategy being implemented implies, in addition to the changes in the managerial staff and the operating models of both Banks, the change towards a new product mix, customer segmentation and medium and long-term objectives, consistent with the vision of becoming the third largest Bank in Chile

This transformation has also involved certain costs and other economic efforts with the expectation of harnessing synergies starting in 2018.

Based on the above, management decided to project results for a 6 years in 2017, to normalize operations before calculating cash flows in perpetuity.

ii. Loans and deposits

Loans were projected considering an increase of around 9.92% per year in Chile and 10.00% in Colombia. Anticipated changes in the product mix were also modeled for both countries. The deposit portfolio was projected using target reciprocity.

iii. Income

Interest and fee income were projected in line with loans, modeling interest rates and commissions expected for each portfolio and type of product. Other relevant macroeconomic variables were also considered such as inflation and base interest rates.

iv. Cost of funding

The cost projections are determined based on the average balances of demand deposits, term and other liabilities. The projected annual average cost was 3.7% for Chile and 4.0% for Colombia.
In the cost of funding, the Bank models the impact of the aforementioned reciprocity strategy with no significant changes in the funding structure.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 136

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 137 Note 32 – Depreciation, Amortization, and Impairment, continued v. Discount rate Cost of own capital (Ke) in local currency was used as the discount rate to discount the cash flows of each CGU. This calculation considered a premium for the particular country risk of each CGU. vi. Perpetuity rate A growth rate was considered in perpetuity according to the rates observed in the market where each CGU operates. Consequently, they were built considering local inflation and GDP growth projections. vii. Dividend payments The payment of dividends was carried out by maximizing the results of the share box, as a ratio of technical equity with risk-weighted assets, not beyond the limits required by the regulatory entities. In this way a dividend is given for the CGU of 30% for the first 5 years and 50% in perpetuity; and for the CGU Colombia of 30% and 55% respectively. 4. Outcome of impairment testing As a result of the impairment testing process described above, management concludes that the recoverable amount of the CGUs exceeds their carrying amount, as shown in the following table: As of December 31, 2019 2018 Chile Colombia Chile Colombia Recoverable Amount/ Carrying Amount (RA/CA) (%) 116.95 104.45 116.00 104.30 Consequently, management has not identified a charge for impairment that needs to be recorded in these consolidated financial statements 5. Uncertainty and sensitivity of calculation to changes in key assumptions The estimates and judgments included in the calculations of recoverable amount are based on historical experience and other factors, including management’s expectations of future events considered reasonable based on current circumstances. However, the assumptions used are subject to a large degree of uncertainty and actual future results could differ from projections. For example: ? The Bank considers that the operational integration of the banks in Chile will be completed in 2020. ? The model for estimating the recoverable amount of the Colombian CGU assumes a break-even result for 2018 and recovery of the business from 2019 onward. ? This, together with other measures, will result in growth of the various loan portfolios above industry averages.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 138 Note 32 – Depreciation, Amortization, and Impairment, continued The Bank has sensitized discount and growth rates at perpetuity separately for CGU Colombia so that the Recoverable Amount (AR) of CGU Colombia is equal to its Carrying Amount (CA): As of December 31, 2019 2018 Discount rates (%) 12.35 12.21 Perpetuity growth rates (%) 6.28 6.29 Management has considered and analyzed possible reasonable changes in key assumptions and has not identified other situations in which the Carrying Amount exceeds the Recoverable Amount. Additionally, the ranges of the discount and growth rates in perpetuity of the CGU Colombia have been sensitized, separately, in both cases of 60 basis points As of December 31, 2019 2018 Discounts rates (%) 11.30 11.99 Range (%) 10.70 – 11.90 11.39 - 12.59 Range (RA/CA) (%) 91.70 – 120.90 93.01 - 118.21 Perpetuity growth rates (%) 6.50 6.50 Range (%) 5.90 – 7.10 5.90 - 7.10 Range (IR/VL) (%) 93.37 – 118.71 94.72 - 116.05 6. Reconciliation of rates before and after taxes The Bank has used the cost of own capital (Ke) rate as a discount rate in its calculation of the recoverable amount, a rate that is observable after taxes. The following table shows the effect of considering the flows and the discount rate before taxes. As of December 31, 2019 As of December 31, 2018 Chile Colombia Chile Colombia Discount rate (%) 12.55 16.90 13.22 18.08 Recoverable amount/ Carrying amount (%) 145.80 134.43 126.50 111.90

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 139 Note 33 – Other Income and Operating Expenses a. Other operating income Other operating income is detailed as follows: For the years ended December 31, 2019 2018 MCh$ MCh$ Income from assets received in lieu of payment Gain on sales of assets received in lieu of payment 5,671 8,562 Other income 13,163 30 Subtotals 18,834 8,592 Release of provisions for contingencies Country risk provisions 708 1,304 Subtotals 708 1,304 Other income Compensations from insurance companies 6 53 Income from sale of fixed assets 2,248 5,519 Recovery of leasing assets 73 1,349 Other subsidiary operating income 3,020 2,158 Gain on sale of leasing goods 1,914 1,447 Other operating income leasing 432 199 Revenue from insurance companies agreements 4,538 3,626 Recoveries for operational losses 3,968 426 Other operating income from lease 267 724 Revenue recovery of expenses abroad 747 620 Minor income 154 1,203 Provision refund 7,243 7,590 Other income 1,750 3,024 Subtotals 26,360 27,938 Totals 45,902 37,834

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 140 Note 33 – Other Income and Operating Expenses, continued b. Other operating expenses During the years ended December 31, 2019 and 2018, the Bank presents other operating expenses according to the following: For the years ended December 31, 2019 2018 MCh$ MCh$ Provisions and expenses for assets received in lieu of payment Provisions for assets received in lieu of payment (18,062) (16,132) Write-offs of assets received in lieu of payment (4,442) (7,397) Maintenance expenses for assets received in lieu of payment (1,663) (1,301) Subtotals (24,167) (24,830) Provisions for contingencies Country risk provisions - - Other provisions for contingencies (507) (1,998) Subtotals (507) (1,998) Other expenses Loss on sale of fixed assets (655) (307) Credit card loyalty point benefits expenses - (14,306) Operating loss expenses (17,468) (10,589) Insurance expense (law 20,027) (802) (622) Provision expense for recovered leased assets (3,105) (4,170) Expenses loss on sale of assets (9,386) - Banking expenses (1,932) (2,450) Fines and penalties (2,454) (13,110) Loss on damaged assets (696) (2,311) Other expenses (4,819) (1,430) Subtotals (41,317) (49,295) Totals (65,991) (76,123)

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 34 – Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the CMF, related parties are those individuals or corporations related to the ownership or management of the Institution directly or through third parties.

Article 89 of the Ley de Sociedades Anónimas (Chilean Companies Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm's length basis.

In the case of sociedades anónimas abiertas (publicly traded companies) and their subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate group to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officer or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation); those established by the bylaws of the company, or justifiably identified by the Directors' Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas (Chilean Companies Law) sets forth that a sociedad anónima abierta (publicly traded company) may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank.

a. Loans granted to related parties

As of December 31, 2019 and 2018, the loans granted to related persons are detailed below:

	As of December 31, 2019			As of December 31, 2018		
	Productive companies	Investment companies	Individuals	Productive companies	Investment companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable from customers						
Commercial loans	109,840	11,910	5,054	170,873	64,073	3,960
Mortgage loans	-	-	29,419	-	-	21,154
Consumer loans	-	-	8,987	-	-	5,961
Gross loans and accounts receivable from customers	**109,840**	**11,910**	**43,460**	**170,873**	**64,073**	**31,075**
Allowances for loans and accounts receivable from customers	(1,705)	(134)	(283)	(2,550)	(70)	(63)
Loans and accounts receivable from customers, net	**108,135**	**11,776**	**43,177**	**168,323**	**64,003**	**31,012**
Contingent loans						
Contingent loans	9,624	17,220	18,117	10,803	16,325	9,220
Provisions for contingent loans	(5)	(320)	(24)	(16)	(308)	(10)
Contingent loans, net	**9,619**	**16,900**	**(18,093)**	**10,787**	**16,017**	**9,210**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 141

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 34 – Related Party Transactions, continued

b. Other transactions and contracts with related parties

Below are the balances as of December 31, 2019 and 2018, for transactions with related parties and the impact on results for the years ended December 31, 2019 and 2018:

Name or social reason	Description	As of December 31, 2019			As of December 31, 2018		
		Balances receivable (payable)	Result Effect		Balances receivable (payable)	Result Effect	
			Income	Expenses		Income	Expenses
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Redbanc S.A.	ATM network management	-	-	3,388	-	-	3,002
Transbank S.A.	Credit Card	-	-	14,208	-	-	15,469
Combanc S.A.	Administration data transmission services	-	-	366	-	-	350
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurances	-	46	248	-	93	706
Corp Research S.A.	Administrative advice	-	-	474	-	-	463
Itaú Chile Inv. Serv. y Administración S.A.	Leases (*)	(441)	-	220	-	204	141
Instituto de Estudios Bancarios Guillermo Subercaseaux	Educational services	-	-	-	-	-	121
VIP Asesorías y Servicios Integrales Ltda.	Advertising	-	-	-	-	-	129
Everis Chile S.A.	Advertising	-	-	-	-	-	906
CAI Gestión Inmobiliaria S.A.	Retail	-	-	3	-	-	103
Promoservice S.A.	Promotional services	-	-	-	-	-	-
Comder Contraparte Central S.A.	Banking services	-	-	910	-	-	902
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card administration	-	-	3,037	-	-	2,909
Inmobiliaria Edificio Corpgroup S.A.	Office rental and common expenses (*)	(15,625)	-	1,994	-	-	4,693
Hotel Corporation of Chile S.A.	Accommodations, events	-	-	39	-	-	94
Corp Imagen y diseños S.A.	Other services	-	-	101	-	-	99
Corp Group Holding Inversiones Limitada	Advice	-	-	382	-	-	408
SMU S.A., Rendic Hnos. S.A.	Lease of ATM spaces (Note 17)	3,379	-	2,319	5,698	-	2,262
Inversiones Corp Group Interhold Ltda.	Administrative advice	-	-	2,537	-	-	2,476
Bcycle Latam SPA	Other services	-	-	1,518	-	-	4,048
Bolsa de Comercio de Santiago	Business services	-	-	-	-	-	204
Itaú Unibanco	Business management reimbursement	349	2,051	-	1,804	1,784	-
Pulso Editorial S.A.	Publishing services	-	-	23	-	-	471
Compañía Chilena de Televisión S.A.	TV broadcasting services	-	-	47	-	-	-
Inmobiliaria Gabriela S.A.	Other services	-	-	121	-	-	-
Adexus S.A.	Data transmission services	-	-	567	-	-	254

(*) As of and for the year ended December 31, 2019, due to the adoption of IFRS 16, leases are recognized as a financial obligation and a right-of-use asset. See Note 1 letter g). For disclosure purposes we have included the unpaid balance of the liability and the interest expense.

These transactions were carried out at normal market prices prevailing on the date of the transactions.

c. Donations

Name or corporate Name	Description	For the years ended December 31,	
		2019	2018
		MCh$	MCh$
Foundation Corpgroup Centro Cultural	Donations	1,325	1,225
Foundation Descúbreme	Donations	204	194
Foundation Itaú	Donations	170	157

d. Other assets and liabilities with related parties

	As of December 31,	
	2019	2018
	MCh$	MCh$
ASSETS	**28,474**	**26,854**
Derivative instruments	27,458	25,708
Other assets	1,016	1,146
LIABILITIES	**420,273**	**188,057**
Derivative instruments	1,565	860
Demand deposits	34,416	30,466
Savings accounts and time deposits	354,794	145,995
Other liabilities	29,498	10,736

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 142

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 34 – Related Party Transactions, continued

e. Results of transactions with related parties

Type of income or recognized expense	For the years ended December 31,			
	2019		2018	
	Income MCh$	Expenses MCh$	Income MCh$	Expenses MCh$
Income and interest expenses and inflation-indexed adjustments	11,269	7,328	3,748	2,970
Income and expenses for commissions and services	3,232	-	829	-
Profit and loss from trading	2,585	888	1,146	501
Operational support expenses	901	-	1,075	-
Other income and expenses	207	327	84	222
Totals	18,194	8,543	6,882	3,693

f. Payments to Board of Directors and key management personnel

Compensation received by key personnel of Management is as follow:

	For the years ended December 31,	
	2019 MCh$	2018 MCh$
Short-term employee benefits	31,364	31,892
Termination compensation	799	1,337
Totals	32,163	33,229

As of December 31, 2019, the total compensation received during 2019 by the managers and top executives of Itaú Corpbanca amounts to MCh$23,315 (MCh$22,185 million as of December 31, 2018).

g. Conformation of key personnel

Compensation received by directors and key management personnel is categorized as follows:

Position	Number of executives As of December 31,	
	2019	2018
Directors	14	21
Chief Executive Officer	10	16
Division Manager	25	23
Area manager	161	194
Manager	143	163
Vice-Presidents	14	27

h. Transactions with key personnel

The next transactions has been realized during the years ended December 31, 2019 and 2018:

Income	For the years ended December 31,	
	2019 MCh$	2018 MCh$
Credit cards	122	89
Consumer loans	421	339
Commercial loans	546	536
Mortgage loans	826	2,325

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 143

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 144 Note 35 – Fair Value of Financial Assets and Liabilities This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 7- 12 “Fair value of financial instruments” of the SBIF and IFRS 13 “Fair value measurement”. These standards have been applied to both financial assets and non-financial assets measured at fair value (recurring and non-recurring). The following section details the main guidelines and definitions used by the Group: Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal3 or most advantageous4 market and is not forced, that is, it does not consider factors specific to the Group that may influence a real transaction. Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics: ? They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms. ? They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary. ? They are able to enter into a transaction for the asset or liability. ? They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so). Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date. Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability. Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest. Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique. Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset. 3 The market with the greatest volume and level of activity for the asset or liability. 4 The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 145 Note 35 – Fair Value of Financial Assets and Liabilities, continued Group’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that: a. A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date. b. An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date. Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred. Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them. Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the Group: a. Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business). b. Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts. c. Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost). Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data. Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date: a. An estimate of future cash flows for the asset or liability being measured. b. Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 35 – Fair Value of Financial Assets and Liabilities, continued

c. The temporary value of money, represented by the rate on risk-free monetary assets that have expiration dates or duration that coincides with the period covered by the cash flows and do not raise uncertainty in the temporary distribution or risk of default for the holder (that is, risk-free interest rate).
d. The price to bear the uncertainty inherent in the cash flows (i.e., a risk premium).
e. Other factors that market participants would take into account in these circumstances.
f. For a liability, the default risk related to that liability, including the entity's own credit risk (i.e. the debtor's).

Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of fair value

The following is a summary of the fair values of the main financial assets and liabilities as of December 31, 2019 and 2018, including those that are not presented at fair value in the Consolidated Statement of Financial Position.

	As of December 31, 2019			As of December 31, 2018		
	Book value	Estimated fair value		Book value	Estimated fair value	
		Recurring	Non-recurring		Recurring	Non-recurring
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS						
Cash and deposits in banks	1,009,681	-	1,009,681	987,680	-	987,680
Cash items in process of collection	231,305	-	231,305	318,658	-	318,658
Trading investments	181,402	181,402	-	86,938	86,938	-
Investments under resale agreements	75,975	-	75,975	109,467	-	109,467
Financial derivative contracts	3,154,957	3,154,957	-	1,368,957	1,368,957	-
Interbank loans, net	56,205	-	56,205	341,244	-	341,244
Loans and accounts receivable from customers, net	22,373,638	-	23,413,152	20,833,935	-	20,947,417
Available for sale investments	3,593,204	3,593,204	-	2,650,776	2,650,776	-
Held to maturity investments	115,682	-	114,175	198,910	-	198,272
Totals	**30,792,049**	**6,929,563**	**24,900,493**	**26,896,565**	**4,106,671**	**22,902,738**
LIABILITIES						
Deposits and other demand liabilities	4,873,448	-	4,873,448	4,300,475	-	4,300,475
Cash in process of being cleared	164,573	-	164,573	247,165	-	247,165
Obligations under repurchase agreements	559,457	-	559,457	1,015,614	-	1,015,614
Time deposits and other time liabilities	11,620,187	-	11,692,076	10,121,111	-	10,135,722
Financial derivative contracts	2,938,034	2,938,034	-	1,112,806	1,112,806	-
Interbank borrowings	2,646,756	-	2,646,176	2,327,723	-	2,335,509
Debt instruments issued	6,408,356	-	7,244,551	6,010,124	-	6,311,527
Lease contracts liabilities	172,924	-	175,263	-	-	-
Other financial liabilities	12,966	-	12,966	12,400	-	12,400
Totals	**29,396,701**	**2,938,034**	**27,368,510**	**25,147,418**	**1,112,806**	**24,358,412**

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group's profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 146

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 147 Note 35 – Fair Value of Financial Assets and Liabilities, continued The following section describes the methods used to estimate fair value: a. Measurement of the fair value of assets and liabilities for disclosure purposes (Non-recurring). Measurement at fair value of items that are not valued recurrently As of December 31, 2019 2018 MCh$ MCh$ ASSETS Cash and deposits in banks 1,009,681 987,680 Cash items in process of collection 231,305 318,658 Investments under resale agreements 75,975 109,467 Interbank loans, net 56,205 341,244 Loans and accounts receivable from customers, net 23,413,152 20,947,417 Held to maturity investments 114,175 198,272 Totals 24,900,493 22,902,738 LIABILITIES Deposits and other demand liabilities 4,873,448 4,300,475 Cash in process of being cleared 164,573 247,165 Obligations under repurchase agreements 559,457 1,015,614 Time deposits and other time liabilities 11,692,076 10,135,722 Financial derivative contracts 2,646,176 2,335,509 Interbank borrowings 7,244,551 6,311,527 Lease contracts liabilities 175,263 - Other financial liabilities 12,966 12,400 Totals 27,368,510 24,358,412 Cash, short-term assets and short-term liabilities The fair value of these items approximates their book value given their short-term nature. These items include: ? Cash and deposits in banks ? Cash in the process of collection ? Investments under agreements to resell ? Checking accounts and demand deposits ? Other financial obligations Loans The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies. This methodology was applied to: ? Interbank loans ? Loans and accounts receivable from customers

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 148 Note 35 – Fair Value of Financial Assets and Liabilities, continued Financial instruments held to maturity The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. Medium and long-term liabilities The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include: ? Time deposits and saving accounts ? Borrowings from financial institutions ? Debt instruments issued b. Value Measurement of financial assets and liabilities for recording purposes (recurring) Measurement at fair value of items on a recurring basis As of December 31, 2019 2018 MCh$ MCh$ ASSETS Trading securities 181,402 86,938 Chilean Central Bank and Government securities 80,898 36,608 Other securities issued locally 23,123 4,017 Foreign government and central bank instruments 67,088 23,276 Other securities issued abroad 4,390 19,505 Investments in mutual funds 5,903 3,532 Available for sale investments 3,593,204 2,650,776 Chilean Central Bank and Government securities 2,174,278 1,352,084 Other securities issued locally 536,576 196,439 Foreign government and central bank instruments 165,927 769,693 Other securities issued abroad 716,423 332,560 Financial derivative contracts 3,154,957 1,368,957 Forwards 454,300 342,993 Swaps 2,696,635 1,021,701 Call options 3,805 4,217 Put options 217 46 Totals 6,929,563 4,106,671 LIABILITIES Financial derivative contracts 2,938,034 1,112,806 Forwards 504,276 322,241 Swaps 2,431,435 788,133 Call options 1,758 1,493 Put options 565 939 Totals 2,938,034 1,112,806

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 35 – Fair Value of Financial Assets and Liabilities, continued

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

- Trading portfolio
- Financial instruments available for sale

Financial derivatives contracts

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the credit risk of each counterparty.

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the own credit risk and the credit risk of each counterparty. The adjustment is known internationally as counterparty risk adjustment, which is composed of CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment), the sum of both risk adjustments the effective counterparty risk that must be recognized. This adjustment is periodically recorded in the financial statements.

As of December 31, 2019, the portfolio of derivative contracts both in Chile and Colombia have an aggregate effect of MCh$27,727 (MCh$38,429 as of December 31, 2018), broken down as follow:

	Credit Value Adjustment (CVA)		Debit Value Adjustment (DVA)	
	As of December 31,			
	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging	(2)	(121)	1	-
Fair value hedge	-	(70)	-	-
Currency forwards	-	-	-	-
Currency swaps	-	(68)	-	-
Interest rate swaps	-	(2)	-	-
Cash flows hedge	(2)	(51)	1	-
Currency forwards	(2)	(51)	1	-
Currency swaps	-	-	-	-
Interest rate swaps	-	-	-	-
Net investment in a foreign operation hedge	-	-	-	-
Currency forwards	-	-	-	-
Currency swaps	-	-	-	-
Interest rate swaps	-	-	-	-
Derivatives held for trading	(28,172)	(38,308)	446	-
Currency forwards	(341)	(310)	123	-
Interest rate swaps	(23,189)	(31,671)	28	-
Currency swaps	(4,642)	(6,327)	295	-
Call currency options	-	-	-	-
Put currency options	-	-	-	-
Total financial derivatives	(28,174)	(38,429)	447	-

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 149

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 150 Note 35 – Fair Value of Financial Assets and Liabilities, continued c. Fair value hierarchy IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation. ? Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly. In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type. For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the valuation of the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument’s cash flows. ? Level 2 The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity. In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts. For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted. The Black and Scholes model is used for options based on prices of brokers in the OTC market. For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves. For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 35 – Fair Value of Financial Assets and Liabilities, continued

- Level 3

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (camera), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers' needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank's results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model's parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

Impact calibration	As of December 31, 2019			As of December 31, 2018		
	American Forward USD-CLP	Basis TAB CLP	Basis TAB CLF	American Forward USD-CLP	Basis TAB CLP	Basis TAB CLF
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Volatility exchange rate USD-CLP	-	-	-	-	-	-
TAB 30	-	98	-	-	116	-
TAB 90	-	4	-	-	26	-
TAB 180	-	39	18	-	50	21
TAB 360	-	-	4	-	3	5
Totals	-	141	22	-	195	26

The following table summarizes the fair value hierarchy for the Group's recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (IRR) based on prices.
II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money market	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 151

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 35 – Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for the years ended December 31, 2019 and 2018.

Measurement at fair value of instruments on a recurring basis using	As of December 31, 2019			
	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS				
Trading securities	**181,402**	**177,009**	**4,393**	**-**
Chilean Central Bank and Government securities	80,898	80,898	-	-
Other securities issued locally	23,123	23,120	3	-
Foreign government and central bank instruments	67,088	67,088	-	-
Other securities issued abroad	4,390	-	4,390	-
Investments in mutual funds	5,903	5,903	-	-
Available for sale investments	**3,593,204**	**3,009,607**	**583,597**	**-**
Chilean Central Bank and Government securities	2,174,278	2,174,278	-	-
Other securities issued locally	536,576	-	536,576	-
Foreign government and central bank instruments	165,927	165,927	-	-
Other securities issued abroad	716,423	669,402	47,021	-
Financial derivative contracts	**3,154,957**	**-**	**3,127,525**	**27,432**
Forwards	454,300	-	449,240	5,060
Swaps	2,696,635	-	2,674,263	22,372
Call options	3,805	-	3,805	-
Put options	217	-	217	-
Totals	**6,929,563**	**3,186,616**	**3,715,515**	**27,432**
LIABILITIES				
Financial derivative contracts	**2,938,034**	**-**	**2,936,915**	**1,119**
Forwards	504,276	-	504,095	181
Swaps	2,431,435	-	2,430,497	938
Call options	1,758	-	1,758	-
Put options	565	-	565	-
Totals	**2,938,034**	**-**	**2,936,915**	**1,119**

Measurement at fair value of instruments on a recurring basis using	As of December 31, 2018			
	Fair value	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS				
Trading securities	**86,938**	**67,430**	**19,508**	**-**
Chilean Central Bank and Government securities	36,608	36,608	-	-
Other securities issued locally	4,017	4,014	3	-
Foreign government and central bank instruments	23,276	23,276	-	-
Other securities issued abroad	19,505	-	19,505	-
Investments in mutual funds	3,532	3,532	-	-
Available for sale investments	**2,650,776**	**2,458,410**	**192,366**	**-**
Chilean Central Bank and Government securities	1,352,084	1,352,084	-	-
Other securities issued locally	196,439	5,979	190,460	-
Foreign government and central bank instruments	769,693	769,693	-	-
Other securities issued abroad	332,560	330,654	1,906	-
Financial derivative contracts	**1,368,957**	**-**	**1,341,801**	**27,156**
Forwards	342,993	-	342,375	618
Swaps	1,021,701	-	995,163	26,538
Call options	4,217	-	4,217	-
Put options	46	-	46	-
Totals	**4,106,671**	**2,525,840**	**1,553,675**	**27,156**
LIABILITIES				
Financial derivative contracts	**1,112,806**	**-**	**1,112,237**	**569**
Forwards	322,241	-	322,192	49
Swaps	788,133	-	787,613	520
Call options	1,493	-	1,493	-
Put options	939	-	939	-
Totals	**1,112,806**	**-**	**1,112,237**	**569**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 152

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 35 – Fair Value of Financial Assets and Liabilities, continued

d. Transfers between level 1 and level 2

The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2019:

Fair value measurement of instruments that are measured on a recurring basis	As of December 31, 2019			As of December 31, 2018		
	Fair value	Level 1 to 2	Level 2 to 1	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets						
Trading instruments	181,402	-	-	86,938	-	-
Instruments available for sale	3,593,204	-	-	2,650,776	-	-
Financial derivate contracts	3,154,957	-	-	1,368,957	-	-
Totals	**6,929,563**	**-**	**-**	**4,106,671**	**-**	**-**
Liabilities						
Financial derivate contracts	2,938,034	-	-	1,112,806	-	-
Totals	**2,938,034**	**-**	**-**	**1,112,806**	**-**	**-**

During 2019 and 2018, no assets were transferred between levels 1 and 2.

e. Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:
Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.
American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank's results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book's sensitivity in the longest part of the curve.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 153

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 154 Note 35 – Fair Value of Financial Assets and Liabilities, continued The following table reconciles assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018: Level 3 reconciliation As of December 31, 2019 Opening balance Gain (loss) recognized in profit or loss Gain (loss) recognized in equity Purchases, sales and agreements Transfers from level 1 or level 2 Ending balance MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial derivative contracts Forwards 618 12,398 - (7,956) - 5,060 Swaps 26,538 4,930 - (9,096) - 22,372 Call options - - - - - - Put options - - - - - - Totals 27,156 17,328 - (17,052) - 27,432 LIABILITIES Financial derivative contracts - - Forwards 49 2,565 - (2,433) - 181 Swaps 520 643 - (225) - 938 Call options - - - - - - Put options - - - - - - Totals 569 3,208 - (2,658) - 1,119 Level 3 reconciliation As of December 31, 2018 Opening balance Gain (loss) recognized in profit or loss Gain (loss) recognized in equity Purchases, sales and agreements Transfers from level 1 or level 2 Ending balance MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial derivative contracts Forwards 53 716 - (151) - 618 Swaps 30,475 5,147 - (9,084) - 26,538 Call options - - - - - - Put options - - - - - - Totals 30,528 5,863 - (9,235) - 27,156 LIABILITIES Financial derivative contracts Forwards - 831 - (782) - 49 Swaps 605 392 - (477) - 520 Call options - - - - - Put options - - - - - Totals 605 1,223 - (1,259) – 569

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 35 – Fair Value of Financial Assets and Liabilities, continued

Hierarchy for Remaining Assets and Liabilities.

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of December 31, 2019 and 2018:

Measurement at fair value of items on a non-recurring basis	As of December 31, 2019			
	Estimated fair value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS				
Cash and deposits in banks	1,009,681	1,009,681	-	-
Cash items in process of collection	231,305	231,305	-	-
Investments under resale agreements	75,975	75,975	-	-
Interbank loans, net	56,205	56,205	-	-
Loans and accounts receivable from customers, net	23,413,152	-	-	23,413,152
Held to maturity investments	114,175	114,175	-	-
Totals	**24,900,493**	**1,487,341**	**-**	**23,413,152**
LIABILITIES				
Deposits and other demand liabilities	4,873,448	4,873,448	-	-
Cash in process of being cleared	164,573	164,573	-	-
Obligations under repurchase agreements	559,457	559,457	-	-
Time deposits and other time liabilities	11,692,076	-	11,692,076	-
Interbank borrowings	2,646,176	2,646,176	-	-
Debt instruments issued	7,244,551	-	7,244,551	-
Lease contracts liabilities	175,263	-	175,263	-
Other financial liabilities	12,966	12,966	-	-
Totals	**27,368,510**	**8,256,620**	**19,111,890**	**-**

Measurement at fair value of items on a non-recurring basis	As of December 31, 2018			
	Estimated fair value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS				
Cash and deposits in banks	987,680	987,680	-	-
Cash items in process of collection	318,658	318,658	-	-
Investments under resale agreements	109,467	109,467	-	-
Interbank loans, net	341,244	341,244	-	-
Loans and accounts receivable from customers, net	20,947,417	-	-	20,947,417
Held to maturity investments	198,272	-	198,272	-
Totals	**22,902,738**	**1,757,049**	**198,272**	**20,947,417**
LIABILITIES				
Deposits and other demand liabilities	4,300,475	4,300,475	-	-
Cash in process of being cleared	247,165	247,165	-	-
Obligations under repurchase agreements	1,015,614	1,015,614	-	-
Time deposits and other time liabilities	10,135,722		10,135,722	-
Interbank borrowings	2,335,509	2,335,509	-	-
Debt instruments issued	6,311,527		6,311,527	-
Lease contracts liabilities	-	-	-	-
Other financial liabilities	12,400	12,400	-	-
Totals	**24,358,412**	**7,911,163**	**16,447,249**	**-**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 155

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 156 Note 36 – Risk Management The Bank and its subsidiaries, through their activity, are exposed to several types of risk mainly related to loans portfolio and financial instruments. Risk management policies are established in order to identify and analyze the risks faced by the Bank, set limits and adequate controls, monitor risks and comply with limits. The risk management policies and risk administration structures are reviewed periodically in order to reflect changes in the institution’s activities. The Bank, through its rules and procedures, intends to develop an appropriate control environment, in which all employees understand their roles and responsibilities. The following is a description of the main business activities and policies of the Bank in terms of risk management. A) Risk Management Structure A.1) Board At the Bank and its Subsidiaries, the Board of Directors plays a leading role in corporate governance, since it is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the CMF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices and defined risk appetite levels. To accomplish this, it has been implemented a governance structure composed by several committees, that lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risk. A.2) Audit Committee The Audit Committee objective is to monitor the efficiency of the Bank’s internal control systems and compliance with regulations and other internal standards. It is also responsible for supervising the different aspects of maintenance, application and function of the Bank’s internal controls, closely monitoring compliance with standards and procedures required by its practices, and having a clear understanding of the risks that can arise from the business conducted by the Bank. The committee is linked to the Board through the participation of at least two board members named by the Board itself. These members must report to the Board situations and events analyzed by the Committee, thus holding the Bank’s board members responsible for complying with both self-control policies established and practiced by the entity as well as laws and regulations to which it is subject. The Audit Committee must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between these two groups and the Board of Directors. A.3) Board Committee The Director Committee objective is to strengthen the self-regulation of the Bank and other entities under its control, making the Board’s work more efficient through the increased oversight of management’s activities. It is also responsible for making the necessary agreements to protect shareholders, especially minority shareholders, reviewing executive compensation systems and analyzing and the record report on the transactions referenced in title XVI of Law 18,046. A copy of this report is sent to the Board so in this instance it will be approved or rejected each respective transaction.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 157 Note 36 – Risk Management, continued A.4) Corporate Governance Committee For the purposes of this committee, which is aware of how difficult it is to bring together all aspects of good corporate governance under one definition, corporate governance will be defined as the set of institutional organization and practices that impact a company’s decision-making process, contributing to sustainable value creation in a transparent framework, proper management, risk control and corporate responsibility towards the market. Therefore, appropriate corporate governance in a bank must align organizational incentives and promote the rights of shareholders and other direct or indirect stakeholders. This committee is a consultation body of the Board of Directors, whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it will evaluate the current practices and policies, it will propose and make recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropriate and it will work to ensure proper implementation and application of these corporate governance practices and policies defined by the Bank’s Board. A.5) Assets and Liabilities Committee The Assets and Liabilities Committee (ALCO) is the next highest body involved in managing the institution’s financial policies. The committee’s main purpose is to comply with the financial guidelines set by the Board. In this spirit, it must approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments. It will consider the diverse alternatives available to make decisions that ensure the highest and most sustainable returns with financial risk levels that are compatible with the business, current regulations and internal standards. A.6) Anti Money Laundering and Terrorism and Bribery Financing Committee This committee main purpose is to plan and coordinate activities to comply with policies and procedures to prevent asset laundering, terrorism financing and bribery, to maintain itself informed of the work carried out by the Operational Risk and Compliance Division Manager, which have also been designated as the head of prevention in conformity with Law No. 20,393, as well as to adopt agreements to improve prevention and control measures proposed by the Compliance Officer. A.7) Operational Risk Committee This committee’s objective is to evaluate the status of key processes that are directly related to the Bank’s Operational Risk and Internal Controls, in accordance with current regulatory standards in order to improve any weaknesses that the Bank may present and ensure proper implementation of regulatory changes. It is also responsible for attaining critical processes under an internal control environment that enables the Bank to operate stably and consistently, thus procuring desired levels of reliability, integrity and availability for information resources.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 158 Note 36 – Risk Management, continued A.8) Compliance Committee The Compliance Committee main purpose is to define, promote and ensure that the conduct of all Itaú Corpbanca employees meets the highest possible standards of personal and professional excellence. Employee conduct should, at all times, be guided by the principles and values that embody our organization’s spirit, philosophy and good business practices. Its purpose is also to ensure the application of the Regulatory Compliance Model, within the context of the definitions established by this committee, and acknowledge the work developed by the Operational Risk and Compliance Manager in this area, as well as adopt agreements for improving the control measures proposed. A.9) Risk Methodologies Committee The Risk Methodology Committee objective is to ensure the quality of all methodologies used by the Bank to estimate provisions (group and individual) for all business segments. This committee, which covers the Bank, its divisions and subsidiaries, is responsible for corporate aspects such as policies, manuals and procedures related to group provisioning methodologies as well as statistical models for loan origination, behavior and provisions. Its main members are: Corporate Risk Manager, Risk Control Manager, Retail Credit Manager, Financial Risk Manager, Head of Monitoring and Control and Head of Risk Models. A.10) Portfolio Committee The Portfolio Committee is responsible for monitoring the evolution of the Bank’s wholesale and retail portfolios in terms of risk-return ratio, adherence to the defined risk appetite and progress on strategies or short and long-term instructions defined by this committee. To accomplish this, it analyzes competitors, movements in major market players and the main risks that can affect portfolio management, as well as projects that could have an impact on portfolios. Its main members are: CEO, Corporate Risk Manager, Risk Control Manager, Wholesale Credit Manager, Wholesale Banking Manager, Retail Credit Manager, Retail Banking Manager, Planning and Financial Control Manager and Product and Marketing Manager. A.11) Internal Audit Internal Auditing works independently from management and reports to the Board through the Audit Committee. It is responsible for independently evaluating the activities carried out by Itaú Corpbanca and subsidiaries, in order to allow management to assess the adequacy of controls, the effectiveness of risk management, the reliability of reporting and compliance with standards and regulations. A.12) General Code of Conduct and Manual of Information Management of Interest for Market The objective of these documents are to continue complying with the best international practices and to have first-rate human capital. All associates, directors and Subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards. In response to our clients’ trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 159 Note 36 – Risk Management, continued B) Main Risks and Requirements affecting the Bank and its subsidiaries B.1) Credit Risk Credit risk is the risk of potential loss that it faces, if a client or counterparty in a financial instrument does not comply with its contractual obligations to the Bank. For Itaú Corpbanca, adequate risk management in all areas and, in particular, with regard to credit risk is one of the fundamental pillars for managing the Bank’s portfolio, ensuring that it maintains an adequate risk / return ratio. The Credit Managements have autonomy vis-à-vis the business areas and their size and organization are in accordance with the demands demanded by the size of the portfolio, as well as the complexity of the operations. For the management, administration and monitoring of credit risk, each Credit Risk Management uses tools and methodologies that are in accordance with the segments they address. These allow an appropriate control of the risk, according to the size and complexity of the operations carried out by the Bank. The Bank has a structure of Credit Committees associated with the Debtor’s Risk Rating and with attributions based mostly on the committees in which Risk Managers participate. On certain amounts, a concurrence of Bank Directors is required. These committees define the levels of individual and group exposure to clients, as well as the mitigating conditions such as guarantees, credit agreements or others. As part of the policies it is defined that all customers must be analyzed at least once a year, when the line is renewed (situation that occurs first), or by activation of any alert. The Bank’s risk management tool divides its portfolio into the following categories: ? Normal Risk Portfolio ? Substandard Portfolio ? Default Portfolio Normal Risk Portfolio This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change. They are evaluated using a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial position parameters, which are weighted based on the Bank’s total sales. Substandard Portfolio It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreedupon terms, showing little room to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 90 days past due that can be attributed to the company’s performance. They are evaluated using a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 160 Note 36 – Risk Management, continued Non-compliant Portfolio This portfolio is made up of debtors managed by the Normalization Area and that come from clients with individual classification in default and all the clients that present some expired transaction originated by problems in their capacity to pay, regardless of their rating. Monthly, the Asset Control and Classification Area checks that this provision is complied with. Contingent Commitments The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include co-signatures and guarantees, documentary letters of credit, performance and bid bonds and commitments to grant loans, among others. Co-signatures and guarantees represent an irrevocable payment obligation. In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan. Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness. Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them. Models based on Group Portfolio To determine the provisions, group evaluations require the formation of groups of credits with homogeneous characteristics in terms of type of debtors and agreed conditions, in order to establish, by means of technically based estimates and following prudential criteria, both the payment behavior of the group in question as the recoveries of their unfulfilled credits. The non-performing portfolio includes all placements and 100% of the amount of the contingent loans of debtors who, at the end of a month, have any of the following conditions: i) Arrears equal to or greater than 90 days in the payment of interest or principal of any loans; ii) They are granted a loan to leave an operation that had more than 60 days of delay in its payment and iii) It has been subject to forced restructuring or partial debt cancellation. Financial instruments The Bank, for this type of asset, measures the probability of uncollectibility to issuers using internal ratings and, when they are available, external such as independent risk evaluators of the Bank.

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 161 Note 36 – Risk Management, continued Maximum exposure to credit risk Following is the distribution by financial asset of the maximum exposure to the Bank’s credit risk as of December 31, 2019 and 2018, for the different components of the balance sheet, including derivatives, without deducting the collateral or other credit enhancements received. Maximum exposure Notes As of December 31, 2019 2018 MCh$ MCh$ Interbank loans, net 9 56,205 3 41,244 Loans and accounts receivable from customers, net 10 22,373,638 20,833,935 Financial derivative contracts(*) 8 3,038,303 1 , 2 77,734 Investments under sale agreements 7 75,975 1 09,467 Available for sale investments 11 3,593,204 2,650,776 Held to maturity investments 11 115,682 1 98,910 Other assets 17 783,447 5 6 1,435 Contingencies commitments 23 5,895,139 5,328,624 Totals 35,931,593 31,302,125 (*) Consider the guarantees received under agreements to constitute collateral. For more details of the maximum exposure to credit and concentration risk for each type of financial instrument, refer to the specific Notes. The following is the concentration of credit risk by industry of financial assets: Notes As of December 31, 2019 As of December 31, 2018 Maximum exposure gross Maximum exposure net Concentration gross Maximum exposure gross Maximum exposure net Concentration gross MCh$ MCh$ % MCh$ MCh$ % Manufacture 1,099,739 1,039,545 4.75% 1,097,211 998,694 5.10% Mining 551,615 480,239 2.38% 677,777 676,051 3.15% Electricity, gas and water 1,125,541 991,598 4.86% 957,373 777,752 4.45% Agriculture and livestock 483,943 456,840 2.09% 346,369 341,249 1.61% Forest 53,328 51,978 0.23% 29,683 24,592 0.14% Fishing 46,902 46,093 0.20% 3,475 2,658 0.02% Transport 559,271 511,450 2.41% 700,401 607,181 3.26% Telecommunications 34,926 33,794 0.15% 86,077 84,219 0.40% Construction 2,106,829 2,081,213 9.10% 1,746,626 1,730,169 8.12% Trade 2,129,179 2,024,056 9.20% 1,620,108 1,600,328 7.53% Services 3,944,571 3,916,553 17.04% 3,872,060 3,869,717 18.01% Others 3,343,942 3,314,628 14.44% 3,249,898 3,210,677 15.11% Commercial loans 10.b 15,479,786 14,947,987 66.85% 14,387,058 13,923,287 66.90% Mortgage loans 10.b 4,876,041 4,830,748 21.06% 4,445,827 4,409,734 20.68% Consumer loans 10.b 2,798,229 2,594,903 12.09% 2,669,763 2,500,914 12.42% Totals 23,154,056 22,373,638 100% 21,502,648 20,833,935 100%

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 36 – Risk Management, continued

Guaranties

In order to mitigate credit risk, guarantees have been established in the Bank's favor. The main guarantees provided by customers are detailed as follows:

For loans to individuals, the main guarantees are:	For loans to companies, the main guarantees are:
- Machinery and/or equipment - Buildings for specific purposes under construction - Agricultural land - Maritime ships and aircrafts - Mining infrastructure - Inventory - Agricultural assets - Industrial assets - Biological assets - Other warranties	- Urban plots or land

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

Credit quality of loans by loan portfolio

Credit quality is described in accordance with the Compendium of Accounting Standards issued by the CMF. A detail by credit risk category is presented below:

Categories	As of December 31, 2019				As of December 31, 2018			
	Individual	% over total portfolio	Allowance	Coverage ratio	Individual	% over total portfolio	Allowance	Coverage ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
A1	111,490	0.48%	40	0.04%	110,565	0.51%	45	0.04%
A2	657,039	2.84%	358	0.05%	453,413	2.11%	475	0.10%
A3	3,370,264	14.55%	4,742	0.14%	3,097,001	14.40%	3,506	0.11%
A4	4,635,425	20.02%	36,473	0.79%	4,161,368	19.35%	37,403	0.90%
A5	2,978,849	12.86%	61,587	2.07%	2,840,866	13.21%	58,360	2.05%
A6	618,793	2.67%	15,461	2.50%	615,467	2.86%	27,477	4.46%
Normal risk portfolio	**12,371,860**	**53.42%**	**118,661**	**0.96%**	**11,278,680**	**52.44%**	**127,266**	**1.13%**
B1	216,493	0.93%	7,249	3.35%	277,825	1.29%	12,642	4.55%
B2	91,612	0.40%	7,309	7.98%	76,825	0.36%	2,570	3.35%
B3	43,672	0.19%	6,696	15.33%	61,891	0.29%	8,381	13.54%
B4	245,773	1.06%	58,553	23.82%	218,737	1.02%	60,218	27.53%
Substandard portfolio	**597,550**	**2.58%**	**79,807**	**13.36%**	**635,278**	**2.96%**	**83,811**	**13.19%**
C1	125,258	0.54%	2,505	2.00%	129,943	0.61%	2,599	2.00%
C2	32,658	0.14%	3,266	10.00%	74,940	0.35%	7,494	10.00%
C3	60,370	0.26%	15,093	25.00%	32,447	0.15%	8,112	25.00%
C4	68,805	0.30%	27,522	40.00%	58,943	0.27%	23,577	40.00%
C5	154,075	0.67%	100,148	65.00%	59,832	0.28%	38,891	65.00%
C6	107,979	0.47%	97,182	90.00%	121,096	0.56%	108,986	90.00%
Non-compliant portfolio	**549,145**	**2.38%**	**245,716**	**44.75%**	**477,201**	**2.22%**	**189,659**	**39.74%**
Subtotals	**13,518,555**	**58.38%**	**444,184**	**3.29%**	**12,391,159**	**57.62%**	**400,736**	**3.23%**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 162

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 36 – Risk Management, continued

Categories	As of December 31, 2019				As of December 31, 2018			
	Group	% over total portfolio	Allowance	Coverage ratio	Group	% over total portfolio	Allowance	Coverage ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Normal risk portfolio	1,737,978	7.51%	29,672	1.71%	1,801,827	8.38%	26,606	1.48%
Non-compliant portfolio	223,253	0.96%	57,944	25.95%	194,072	0.90%	36,429	18.77%
Commercial	**1,961,231**	**8.47%**	**87,616**	**4.47%**	**1,995,899**	**9.28%**	**63,035**	**3.16%**
Normal risk portfolio	4,644,274	20.06%	18,798	0.40%	4,235,934	19.70%	21,741	0.51%
Non-compliant portfolio	231,767	1.00%	26,494	11.43%	209,893	0.98%	14,352	6.84%
Living place	**4,876,041**	**21.06%**	**45,292**	**0.93%**	**4,445,827**	**20.68%**	**36,093**	**0.81%**
Normal risk portfolio	2,623,064	11.33%	97,319	3.71%	2,532,331	11.78%	104,580	4.13%
Non-compliant portfolio	175,165	0.76%	106,007	60.52%	137,432	0.64%	64,269	46.76%
Consumer	**2,798,229**	**12.09%**	**203,326**	**7.27%**	**2,669,763**	**12.42%**	**168,849**	**6.32%**
Total portfolio	**23,154,056**	**100%**	**780,418**	**3.37%**	**21,502,648**	**100%**	**668,713**	**3.11%**

Below an overdue analysis is disclosed for each type of asset:

	As of December 31, 2019			
	Less than 30 days	Between 30 and 89 days	More than 90 days	Total overdue debt
	MCh$	MCh$	MCh$	MCh$
Interbank loans	-	-	-	-
Loans and accounts receivable from customers				
Commercial loans	542,648	134,505	490,641	1,167,794
Mortgage loans	166,105	88,072	102,650	356,827
Consumer loans	152,507	73,347	60,373	286,227
Financial instruments	-	-	-	-
Totals	**861,260**	**295,924**	**653,664**	**1,810,848**

	As of December 31, 2018			
	Less than 30 days	Between 30 and 89 days	More than 90 days	Total overdue debt
	MCh$	MCh$	MCh$	MCh$
Interbank loans	-	-	-	-
Loans and accounts receivable from customers				
Commercial loans	251,596	117,386	314,870	683,852
Mortgage loans	108,783	64,088	91,107	263,978
Consumer loans	69,412	59,616	46,970	175,998
Financial instruments	-	-	-	-
Totals	**429,791**	**241,090**	**452,947**	**1,123,828**

This information includes obligations with interest and indexation accrued as agreed and excludes penalty interest for default. Consequently, they do not consider the values of the mentioned assets but rather the debts due, which excludes those obligations for transferred assets that have not been derecognized for financial or accounting reasons and of which the bank or its subsidiaries are not creditors, and includes those obligations for acquired loan titles that are calculated as financing for the transferor in the Statement of Financial Position.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 163

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 164 Note 36 – Risk Management, continued B.2) Financial Risk Definition and principles of financial risk management The Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank’s shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk. B.2.1) Market Risk Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost. The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed: B.2.1.1) Currency Risk Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are: • Positions in foreign currency (MX) within the attributions of the Trading Book. • Currency mismatches between the assets and liabilities of the Banking Book. • Currency flow mismatches. • Structural positions, generated by consolidating our financial statements, assets and liabilities denominated in currencies other than the Chilean peso registered in our branches and subsidiaries abroad. The foregoing means that movements in exchange rates can generate volatility in both the result and the Bank’s equity. This effect is known as “translation risk”. B.2.1.2) Inflation-indexation and exchange-indexation Risk The inflation-indexation and exchange-indexation risk is the exposure due to changes in units or indexes of adjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other transactions registered in the balance with such characteristics. B.2.1.3) Interest Rate Risk Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank’s economic value. Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 36 – Risk Management, continued

The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of re-pricing and by currency. This methodology facilitates the detection of concentrations of interest risk in the different terms. All the balance sheet and off balance sheet items are unbundled in their flows and placed at the re-pricing/maturity. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used.

The following are the Banking Book items (products valued at amortized cost and instruments available for sale and derivatives valued at fair value) for the most relevant currencies in which the Bank trades at the end of the years ended December 31, 2019 and 2018:

Positions	As of December 31, 2019					
	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	**15,718,342**	**5,631,115**	**9,384,357**	**8,943,449**	**12,031,089**	**51,708,352**
CLP	3,507,091	965,331	2,382,124	1,924,539	1,365,975	10,145,060
CLF	536,885	595,857	1,670,189	2,172,579	6,662,306	11,637,816
USD	2,038,658	911,154	1,892,712	88,532	125,788	5,056,844
COP	9,635,708	3,158,773	3,439,332	4,757,799	3,877,020	24,868,632
Liabilities	**(20,036,030)**	**(5,142,757)**	**(10,375,645)**	**(3,733,426)**	**(7,301,728)**	**(46,589,586)**
CLP	(8,633,088)	(2,251,174)	(3,200,762)	(632,972)	(215,000)	(14,932,996)
CLF	(432,799)	(47,785)	(655,079)	(752,948)	(5,426,561)	(7,315,172)
USD	(1,305,440)	(1,418,654)	(3,610,341)	(69,784)	-	(6,404,219)
COP	(9,664,703)	(1,425,144)	(2,909,463)	(2,277,722)	(1,660,167)	(17,937,199)
Derivative	**1,881,267**	**(1,765,659)**	**(205,036)**	**(425,285)**	**540,733**	**26,020**
CLP	988,919	1,140,587	900,023	664,608	(407,679)	3,286,458
CLF	(936,785)	(814,209)	(485,247)	(904,781)	910,135	(2,230,887)
USD	787,971	524,265	806,558	77,221	15,380	2,211,395
COP	1,041,162	(2,616,302)	(1,426,370)	(262,333)	22,897	(3,240,946)

Positions	As of December 31, 2018					
	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 3 years	More than 3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	**7,361,827**	**2,732,465**	**5,510,072**	**4,787,052**	**8,314,688**	**28,706,104**
CLP	3,519,009	1,000,478	1,753,132	1,800,011	1,181,157	9,253,787
CLF	466,115	447,398	1,329,598	1,845,604	6,182,033	10,270,748
USD	1,469,457	623,505	1,197,716	126,122	102,349	3,519,149
COP	1,907,246	661,084	1,229,626	1,015,315	849,149	5,662,420
Liabilities	**(14,009,676)**	**(2,685,555)**	**(4,724,403)**	**(2,206,000)**	**(5,849,673)**	**(29,475,307)**
CLP	(8,733,561)	(1,463,211)	(2,101,205)	(560,099)	(330,000)	(13,188,076)
CLF	(214,266)	(181,744)	(190,917)	(1,072,879)	(5,201,884)	(6,861,690)
USD	(1,319,813)	(643,544)	(1,750,434)	(173,922)	-	(3,887,713)
COP	(3,742,036)	(397,056)	(681,847)	(399,100)	(317,789)	(5,537,828)
Derivative	**(729,147)**	**444,096**	**251,673**	**(21,576)**	**784,784**	**729,830**
CLP	(209,799)	1,521,695	394,300	209,804	65,913	1,981,913
CLF	(366,332)	(1,221,035)	(469,699)	(330,428)	762,022	(1,625,472)
USD	(50,293)	263,381	452,557	(38,395)	(8,123)	619,127
COP	(102,723)	(119,945)	(125,485)	137,443	(35,028)	(245,738)

The expositions presented above correspond to the present values resulting from:
• Model contract flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc.
• Discount the flows of the items recorded to accrual at a rate that represents the opportunity cost of the liability/ asset.
• Discount the flows of items accounted to the market at the market rate.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 165

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 166 Note 36 – Risk Management, continued B.2.1.4) Volatility Risk In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset. B.2.1.5) Liquidity Risk Liquidity Risk is the exposure of the Bank’s and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation. Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly. Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables: ? The liquidation of positions, when it so decides, to occur without significant losses. ? The commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates. ? The Bank to avoid fines or regulatory penalties for not complying with regulations.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 36 – Risk Management, continued

Normative Measurement of Contractual Liquidity GAP

According to chapter 12-20 of the RAN, all the items on and off the balance sheet that contribute cash flows are analyzed. The consolidated non-discounted contractual cash flows of financial assets and liabilities of the Bank as of December 31, 2019 and 2018, in MCh$, are presented below:

	As of December 31, 2019							
	Up to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	**7,290,597**	**2,513,201**	**2,329,329**	**2,269,276**	**6,174,755**	**3,642,796**	**8,876,481**	**33,096,435**
Cash	840,950							840,950
Financial instruments recorded at market value	2,988,831	16,339	1,009	21,989	34,114	4,797	39,752	3,106,831
Loans to local banks without credit lines	73,871	-	-	-	-	-	-	73,871
Commercial loans without credit lines	1,351,426	1,837,226	1,768,810	1,711,296	3,862,542	2,202,170	4,077,052	16,810,522
Commercial credit lines and overdrafts	133,856	-	-	-	(4)	-	-	133,852
Consumer loans without credit lines	460,594	134,413	209,720	351,216	1,074,368	613,673	156,218	3,000,202
Consumer credit lines and overdrafts	278,985	-	-	-	-	-	-	278,985
Residential mortgage loans	36,184	72,739	109,834	219,880	863,034	809,263	4,490,805	6,601,739
Financial instruments recorded based on issuer's payments	228,588	432,020	99,920	23,239	19	12	-	783,798
Other transactions or commitments without credit lines	973,966	6,489	125,128	-	248,169	-	-	1,353,752
Derivative contracts	(76,654)	13,975	14,908	(58,344)	92,513	12,881	112,654	111,933
Liabilities	**(10,209,490)**	**(3,277,951)**	**(3,007,364)**	**(3,804,062)**	**(2,201,789)**	**(1,525,066)**	**(5,089,316)**	**(29,115,038)**
Checking accounts and demand deposits	(4,718,777)	-	-	-	-	-	-	(4,718,777)
Term savings accounts - unconditional withdrawal	(20,016)	-	-	-	-	-	-	(20,016)
Term savings accounts - deferred withdrawal	(164,524)	(396,408)	-	-	-	-	-	(560,932)
Obligations with the Chilean Central Bank without credit lines	(3,969,193)	(2,489,593)	(1,984,846)	(2,051,001)	(832,938)	(89,695)	(703,836)	(12,121,102)
Deposits and time deposits	(232,236)	(360,526)	(784,211)	(1,133,943)	(82,368)	(96,272)	(44,589)	(2,734,145)
Foreign loans without credit lines	(47,728)	-	-	-	-	-	-	(47,728)
Letter of credit obligations	(1,467)	(327)	(1,679)	(3,314)	(11,501)	(9,366)	(10,265)	(37,919)
Bonds payable	(53,876)	(31,097)	(236,628)	(615,804)	(1,214,851)	(1,329,733)	(4,330,626)	(7,812,615)
Other obligations or payment commitments without credit lines	(1,001,673)	-	-	-	(60,131)	-	-	(1,061,804)
Net amounts	**(2,918,893)**	**(764,750)**	**(678,035)**	**(1,534,786)**	**3,972,966**	**2,117,730**	**3,787,165**	**3,981,397**

	As of December 31, 2018							
	Up to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 3 years	3 to 5 years	More than 5 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	**7,375,699**	**3,492,109**	**3,006,936**	**3,344,986**	**5,966,743**	**3,588,079**	**-**	**26,774,552**
Cash	758,288	-	-	-	-	-	-	758,288
Financial instruments recorded at market value	1,164,800	3,506	15,950	53,557	918,530	56,574	-	2,212,917
Loans to local banks without credit lines	50,365	-	-	-	-	-	-	50,365
Commercial loans without credit lines	1,806,741	1,832,376	1,446,176	1,339,990	2,452,859	1,777,430	-	10,655,572
Commercial credit lines and overdrafts	271,871	-	-	-	-	-	-	271,871
Consumer loans without credit lines	83,929	120,660	173,903	324,320	959,704	516,100	-	2,178,616
Consumer credit lines and overdrafts	(453,803)	-	-	-	-	-	-	(453,803)
Residential mortgage loans	33,874	64,651	96,573	193,707	758,207	734,572	-	1,881,584
Financial instruments recorded based on issuer's payments	144,255	36,997	81,900	81,441	386	385	-	345,364
Other transactions or commitments without credit lines	1,272,711	-	-	-	78	-	-	1,272,789
Derivative contracts	2,242,668	1,433,919	1,192,434	1,351,971	876,979	503,018	-	7,600,989
Liabilities	**(11,078,830)**	**(3,233,358)**	**(2,860,472)**	**(2,172,304)**	**(347,618)**	**(5,423,494)**	**-**	**(25,116,076)**
Checking accounts and demand deposits	(3,834,752)	-	-	-	-	-	-	(3,834,752)
Term savings accounts - unconditional withdrawal	(2,575)	-	-	-	-	-	-	(2,575)
Term savings accounts - deferred withdrawal	(24,914)	-	-	-	-	-	-	(24,914)
Obligations with the Chilean Central Bank without credit lines	(639,757)	-	-	-	-	-	-	(639,757)
Deposits and time deposits	(3,437,994)	(2,678,067)	(1,652,852)	(1,397,485)	(114,845)	(727,375)	-	(10,008,618)
Foreign loans without credit lines	(624,446)	(461,062)	(346,289)	(605,155)	(91,307)	(164,036)	-	(2,292,295)
Letter of credit obligations	(2,532)	(467)	(2,963)	(5,593)	(15,074)	(19,706)	-	(46,335)
Bonds payable	(1,524,193)	(93,762)	(858,368)	(164,071)	(126,392)	(4,512,377)	-	(7,279,163)
Other obligations or payment commitments without credit lines	(987,667)	-	-	-	-	-	-	(987,667)
Net amounts	**(3,703,131)**	**258,751**	**146,464**	**1,172,682**	**5,619,125**	**(1,835,415)**	**-**	**1,658,476**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 167

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 168 Note 36 – Risk Management, continued B.3 Financial Risk Management Continuous and interconnected process that originates in the first instance with the identification of the risks to which the Institution is exposed, in order to then quantify the potential impact as a result of said exposure and to limit it to the level desired by the Bank. The above implies an active monitoring of the risks, studying their temporal evolution. The risk management process can be subdivided into the following stages: B.3.1) Identification of Financial Risks The Financial Risk Management has a high-level technical team that constantly monitors the activities of the bank transfer and its subsidiaries in search of potential unquantified and controlled risks. In addition, the Bank Treasury as the first line of defense also plays a fundamental role in the detection of risks. Itaú Corpbanca provides a structure that facilitates this risk identification role by maintaining independence in its tasks and ensuring the active participation of management in the creation / modification of products. After a risk is identified, it is quantified to see the potential impact on the creation of value of the Institution. B.3.2) Quantification and Control of Exposure to Financial Risk Once the risk has been identified, the Financial Risk Management is in charge of mapping it into the appropriate metrics for its quantification. The way to measure the exposure is the knowledge of top management and the Board of Directors from which the appetite for risk desired for the Institution and the different openings thereof (business unit, manager, risk factor, area, etc.) always taking into account not to transgress the current norms. The process of establishing limits is the instrument used to establish the assets available to each activity. The determination of limits is conceived as a dynamic process that responds to the level of risk considered acceptable by top management. The Financial Risk Management requests and proposes a framework of limits and warnings, quantitative and qualitative that affect the liquidity and market risk; this request must be authorized by the ALCO and the Board of Directors. In addition, it carries out periodic measurements of the risk incurred, develops tools and valuation models, conducts periodic stress analysis, measures the degree of concentration with inter-bank counterparts, draws up the policy and procedures manual, as well as the monitoring of authorized limits and alerts, which are reviewed at least annually. The structure of limits requires carrying out a process that takes into account, among others, the following aspects: ? Identify and delimit efficiently and comprehensively the financial risks incurred, so that they are consistent with the management of the business and with the defined strategy. ? Quantify and communicate to the business areas the levels and the risk profile that Top management considers acceptable, in order to avoid incurring unwanted risks. ? Give flexibility to the business areas in the taking of financial risks in an efficient and timely manner according to changes in the market and in business strategies, always within the levels of risk that are considered acceptable by the entity. ? Allowing business generators to take prudent but sufficient risks to achieve the budgeted results. ? Delimit the range of products and underlying assets in which each Treasury unit can operate, taking into account characteristics such as the model, valuation systems and the liquidity of the instruments involved, among others. The metrics, by type of risk, used to quantify the exposures or demonstrate a materialization of the same are detailed below:

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 36 – Risk Management, continued

Metrics and limits of Market Risk

According to the complexity and relevance of the portfolios managed by Itaú Corpbanca, different instruments have been established to control market risks, according to the characteristics of the financial products of the Trading Book and Banking Book. The following are the normative and internal metrics used for the monitoring and control of market risk:

Normative Risk Measures for the Negotiation Book and Banking Book

The Bank measures regulatory exposure in line with the standardized methodology set forth by the Central Bank of Chile (Chapter III-B-2.2 "Standards on the measurement and control of market risks of banking companies" of the Compendium of Financial Regulations) and complemented by the Superintendency of Banks and Financial Institutions (Chapter 12-21 "Norms on measurement and control of market risks"), which corresponds to a risk measure based on the standard methodology of the Basel Committee, which look for quantify exposure to market risks for the Negotiation Book and the Banking Book.
The normative measurement of the market risk of the Trading Book allows estimating the potential loss that the Bank could face from fluctuations standardized by the regulator. The regulatory limit corresponds to the sum of this risk (also called Market Risk Exposure or MRE) and 10% of the Weighted Assets for Credit Risk; Said sum may in no case be greater than once the effective Equity of the Bank.

The Bank, must permanently observe these limits and the data in turn to the CMF on the positions in the risk and compliance with said limits (regulatory report C41). It must also inform the Superintendency monthly about the positions in the consolidated risk with the subsidiaries and foreign branches (regulatory report C43).

The consumption of regulatory limit of market risk, specifically for the Trading Book as of December 31, 2019 and 2018, is presented below:

Limit consumption	As of December 31,	
	2019	2018
Market risk exposure (MRE)	80.10%	71.80%

The regulatory risk measurement for the Banking Book (C40 regulatory report) is used to estimate the Bank's potential losses from standardized adverse movements in interest and exchange rates. It is important to specify that for regulatory reporting purposes, the Trading Book includes the interest rate risk of derivatives managed in the Banking Book.

The standardized regulatory report for the Banking Book (C40 regulatory report) is used to estimate the Bank's potential economic losses from standardized adverse movements in interest rates defined by the regulator. Currently, limits for short-term exposure (STE) to interest rate and indexation risk in the Banking Book must not exceed 35% of annual operating income (LTM moving period) and long-term limit consumption (LTE) must be less than 20% of the Bank's regulatory capital.

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of December 31, 2019 and 2018:

Limit consumption	As of December 31,	
	2019	2018
Short-term exposure to interest rate risk	48.92%	51.43%
Long-term exposure to interest rate risk	57.82%	50.31%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 169

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 170 Note 36 – Risk Management, continued Value at Risk (VaR) ? Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank’s uses a 99% confidence level and a time horizon of 1 day. ? Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility. The Board and Top Management define limits on the Value at Risk (as of the end of the first half of 2016 it uses the volatility-adjusted Historical VaR method) that can be maintained, which is monitored on a daily basis. The measurement is also subjected to back testing to verify that the daily losses that effectively occurred do not exceed VaR more than once every 100 days. The result is monitored daily to confirm the validity of the assumptions, hypothesis and the adequacy of the parameters and risk factors used in the VaR calculation. The Bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect pockets of risk. Since VaR does not consider stress scenarios, it is complemented by stress testing. Specifically, the Bank uses metrics that take into account prospective, historical and standardized scenarios. Although the Value at Risk model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered: ? It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the Bank’s case it does not reflect what happens in the 1% of the tail. This is mitigated with the stress measures detailed below. ? It does not consider intraday results, but only reflects the potential loss given current positions. ? It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance). Sensitivity Measurements The Bank uses stress testing as a sensitivity analysis tool in order to control financial risk. This measurement is performed separately for the Trading and Banking Books. Sensitivity is estimated using the DV01 indicator, which is a measure of sensitivity of portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms. Although the use of DV01 to estimate potential impacts on the economic, book and equity value is easy to understand and implement, it excludes both correlations among risk factors and secondorder effects. In accordance with IFRS 7, the following table presents an estimate of the likely, but reasonable impact of fluctuations in interest rates, exchange rates and implicit volatilities (market factors) that would impact the Trading and Banking Book. The fluctuations in market factors correspond to highly probable scenarios chosen from among a set of scenarios agreed upon based on the opinions of specialists in economics and financial risk and operators. In order to estimate sensitivity, sensitivity (DV01) and the reasonably likely scenarios must be multiplied by market factor.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 36 – Risk Management, continued

Interest rate scenarios - Chile (basis points – 0.01%)

Tenor	Scenarios for impacts on P&L						Scenarios for impacts on AFS					
	Chamber CLP	Government CLP	Chamber CLF	Government CLF	Curve USD	Curve MX	Chamber CLP	Government CLP	Chamber CLF	Government CLF	Curve USD	Curve MX
1 day	(54)	43	151	281	(50)	(50)	(54)	43	(151)	281	50	(50)
3 months	(54)	43	151	281	(50)	(50)	(54)	43	(151)	281	50	(50)
6 months	(54)	43	151	281	(50)	(50)	(54)	43	(151)	281	50	(50)
9 months	(62)	43	134	180	(60)	(60)	(62)	43	(134)	180	60	(60)
1 year	(69)	49	116	67	(70)	(70)	(69)	49	(116)	67	70	(70)
2 years	(88)	68	115	76	(95)	(95)	(88)	68	(115)	76	95	(95)
3 years	(93)	84	108	75	(94)	(94)	(93)	84	(108)	75	94	(94)
4 years	(99)	101	101	73	(94)	(94)	(99)	101	(101)	73	94	(94)
5 years	(104)	117	95	71	(93)	(93)	(104)	117	(95)	71	93	(93)
7 years	(103)	95	104	90	(80)	(80)	(103)	95	(104)	90	80	(80)
10 years	(100)	62	119	118	(60)	(60)	(100)	62	(119)	118	60	(60)
20 years	(100)	62	62	119	(60)	(60)	(100)	62	(62)	119	60	(60)

Tenor	Scenarios for impacts on AFS			
	Chamber CLP	Chamber CLF	Curve USD	Curve MX
1 day	54	151	50	50
3 months	54	151	50	50
6 months	54	151	50	50
9 months	62	134	60	60
1 year	69	116	70	70

Exchange rate scenarios Chile

Exchange rate	Scenario impact P&L	Scenario impact AFS	Scenario impact accrual book
	%	%	%
USD - CLP	(11.7134)	(11.7134)	(11.7134)
USD - COP	(13.9782)	(13.9782)	(13.9782)

Interest rate scenarios - Colombia (basis points – 0.01%)

Tenor	Scenarios for impacts on P&L			Scenarios for impacts on AFS		
	Government COP	Swap IBR	Curve USD	Government COP	Swap IBR	Curve USD
1 day	6	16	(13)	6	16	(13)
3 months	9	17	(6)	9	17	(6)
6 months	12	18	(10)	12	18	(10)
9 months	15	18	(10)	15	18	(10)
1 year	18	17	(9)	18	17	(9)
2 years	29	15	(14)	29	15	(14)
3 years	41	4	(21)	41	4	(21)
4 years	48	8	(19)	48	8	(19)
5 years	48	11	(17)	48	11	(17)
7 years	50	3	(20)	50	3	(20)
10 years	50	(10)	(25)	50	(10)	(25)
20 years	27	(50)	(41)	27	(50)	(41)

Tenor	Scenarios for impacts in accrual book	
	Government COP	Curve USD
1 day	16	13
1 months	14	14
3 months	17	17
6 months	18	19
9 months	18	27
1 year	17	35

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 171

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 172 Note 36 – Risk Management, continued Exchange rate scenarios Colombia Exchange rate Scenario impact P&L Scenario impact AFS Scenario impact accrual book % % % USD - COP (2.1650) (2.1650) (2.1650) The following table presents the impact of movements or reasonably likely scenarios applied to positions in the Trading Book that affect P&L as of December 31, 2019 and 2018: Potential impact on P&L As of December 31, 2019 2018 MCh$ MCh$ CLP rate risk (4,881) (5,019) Derivatives (4,879) (5,018) Debt instruments (2) (1) CLF rate risk (5,130) (5,942) Derivatives (5,130) (5,942) Debt instruments - - COP rate risk (1,200) (29,182) Derivatives (1,086) (29,094) Debt instruments (114) (88) UVR rate risk (108) (375) Derivatives (102) (364) Debt instruments (6) (11) USD rate risk (2,711) (2,810) Other currencies rate risk (177) (42) Total rate risk (14,207) (43,370) Exchange rate risk (763) 150 Options risk 89 156 Total impact (14,881) (43,064) It is important to note that the Option Risk includes the risks of volatility (Vega) and Gamma. The following table presents the impact on the margin of movements or reasonably likely scenarios on positions in the Accrual Book as of December 31, 2019 and 2018: Potential impact on Accrual Book As of December 31, 2019 2018 Impact of base interest rate shock (13,981) (12,359) The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 36 – Risk Management, continued

In line with the effects on P&L of positions accounted for at fair value and amortized cost, the changes in market factors because of reasonably possible movements in interest and exchange rates also generate impacts on equity accounts as a result of the potential change in market value of the portfolio of available-for-sale instruments and the portfolios of cash flow and net foreign investment hedges, which are presented in the following table:

Rate risk	Potencial impact on AFS					
	As of December 31, 2019			As of December 31, 2018		
	DV01 + (1 bps)	Impact for interest rate		DV01 + (1 bps)	Impact for interest rate	
	US$	ThUS$	MCh$	US$	ThUS$	MCh$
CLP	(377,765)	(31.16)	(23,334)	(254,636)	(11.73)	(8,180)
CLF	(221,758)	(49.07)	(36,744)	(177,471)	(26.29)	(18,328)
COP	(49,254)	(1.37)	(1,023)	(189,242)	(5.74)	(3,988)
UVR	(142,663)	(5.25)	(3,981)	(29,763)	(0.55)	(380)
USD	(2,353)	(0.14)	(105)	(33,769)	(2.44)	(1,701)
Others	888	(0.08)	(56)	-	-	-
Total rate risk	**(792,905)**	**(87.07)**	**(65,243)**	**(684,881)**	**(46.75)**	**(32,577)**

Exchange rate	Impact to change in prices			
	As of December 31, 2019		As of December 31, 2018	
	ThUS$	MCh$	ThUS$	MCh$
USD	(134.51)	(100,719)	(3.77)	(2,624)
COP	(146.36)	(109,591)	(3.72)	(2.594)
Total risk exchange rate	**(280.87)**	**(210,310)**	**(7.49)**	**(5,218)**
Total impact	**(367.94)**	**(275,553)**	**(54.24)**	**(37,795)**

The Bank uses accounting hedges to efficiently manage accounting asymmetries present in financial risk exposure.

The use of accounting hedges is subject to the limits defined by the Board of Directors, the definitions of the Assets and Liabilities Committee (ALCO) and the Hedging Policy.

The Treasury is responsible for designing and implementing the strategies and the Financial Risk Management is responsible for measuring and monitoring the effectiveness of the hedges, generating indicators of effectiveness that are constantly monitored. (For more detail on the accounting hedging strategies, review Note 8).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 173

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 174 Note 36 – Risk Management, continued C) Operational Risk The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic risks and reputational. Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure. Operational risk management is executed, mainly, through the Operational Risk Management function. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines. The defense lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Controls, and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee. The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Committee. Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following: • Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries; • Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions, whether these are internally developed or outsourced to third parties; • Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol; • Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control. Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual “more security” program for all collaborators and induction programs for new employees. Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 36 – Risk Management, continued

D) Shareholders' equity requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During 2019 and 2018, the Bank has complied fully with all capital requirements.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the SBIF determined that the Bank's Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, the Bank has applied the dispose in the Chapter 12-1 "Heritage for legal and regulatory purposes" of RAN.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back up each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets. Property, plant and equipment have 100% risk, which means that a minimum capital equivalent to 8% of the value of these assets is needed. In the case of Itaú, it uses 10%.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or "credit equivalent"). For weighting purposes, "credit equivalent" also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

The Bank, on a consolidated basis (owners of the Bank), has total shareholders' equity of MCh$3,346,102 (MCh$3,324,531 as of December 2018).

As of December 31, 2019 and 2018, the relation between assets and risk weighted assets is as follow:

	Notes	Consolidated assets		Risk-weighted assets	
		As of December 31,		As of December 31,	
		2019	2018	2019	2018
		MCh$	MCh$	MCh$	MCh$
Assets balance (net of allowances)					
Cash and deposits in banks	5	1,009,681	987,680	-	-
Cash items in process of collection	5	231,305	318,658	40,916	56,963
Trading securities	6	181,402	86,938	21,755	27,658
Investments under resale agreements	7	75,975	109,467	57,622	106,916
Financial derivative contract (*)		1,674,743	1,315,165	1,215,171	1,040,274
Interbank loans	9	56,205	341,244	56,205	95,612
Loans and accounts receivable from customers	10	22,373,638	20,883,935	20,112,889	18,808,886
Available for sale investments	11	3,593,204	2,650,776	387,692	551,593
Held to maturity investments	11	115,682	198,910	52,527	198,910
Investments in companies	12	14,938	10,555	14,938	10,555
Intangible	13	1,617,745	1,613,807	423,414	435,572
Fixed assets	14	57,962	95,564	57,962	95,564
Right to use assed under lease agreements	15	204,559	-	204,559	-
Current taxes	16	85,516	123,129	8,552	12,313
Deferred taxes	16	184,167	154,599	18,417	15,460
Other assets	17	783,447	561,435	698,801	505,495
Off-balance sheet assets					
Contingent loans		2,647,938	2,333,398	1,588,763	1,400,038
Totals		**34,908,107**	**31,735,260**	**24,960,183**	**23,361,809**

(*) Items presented at their Equivalent Credit Risk value, in accordance with the provisions of Chapter 12-1 "Equity for Legal and Regulatory Effects" of the RAN, issued by the Superintendency of Banks and Financial Institutions.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 175

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 176 Note 36 – Risk Management, continued Amount Ratio As of December 31, As of December 31, 2019 2018 2019 2018 MCh$ MCh$ % % Basic capital 3,346,102 3,324,531 (a) 9.57 10.46 (c) Effective equity 3,280,569 3,415,845 (b) 13.14 14.62 (d) (a) Basic Capital Corresponds to the net amount that must be shown in the Consolidated Financial Statements as “Equity attributable to equity holders” as indicated in the Compendium of Accounting Standards. (b) The effective equity will be equal to the aforementioned basic capital, subordinated Bonds, additional provisions, non-controlling interest as indicated in the Compendium of Accounting Standards; however, if this amount exceeds 20% of the basic capital, only the amount equivalent to that percentage will be added; the amount of the assets corresponding to the goodwill is deducted and in the event that the sum of the assets corresponding to minority investments in companies other than support companies to the line of business is greater than 5% of the basic capital, the amount in which that sum is deducted will be deducted exceed that percentage. (c) Consolidated basic capital ratio corresponding to basic capital divided by total assets for capital purposes (includes items outside the Consolidated Financial Statements. (d) Consolidated solvency ratio corresponds to the ratio of effective equity to weighted assets.

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 37 – Asset and Liability Maturities

The main assets grouped by maturity, including interest accrued as of December 31, 2019 and 2018, are detailed as follows:

	Notes	Up to 1 month	From 1 month to 3 month	From 3 month to 1 year	From 1 year to 3 year	From 3 years to 6 years	Over 6 years	Totals
		As of December 31, 2019						
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS								
Trading investments	6	18,165	54,382	39,730	39,822	26,703	2,600	181,402
Retro-purchase agreements and securities loans	7	75,975	-	-	-	-	-	75,975
Financial derivate contracts	8	151,952	160,523	306,284	602,190	662,530	1,271,478	3,154,957
Interbank loans (*)	9	55,881	-	754	-	-	-	56,635
Loans and accounts receivable from customers (**)	10	1,641,747	2,723,742	2,796,805	2,578,181	3,781,189	9,632,392	23,154,056
Commercial loans		1,443,106	2,209,777	2,694,271	1,964,142	2,518,804	4,649,686	15,479,786
Mortgages loans		3,040	550	2,760	22,657	115,878	4,731,156	4,876,041
Consumer loans		195,601	513,415	99,774	591,382	1,146,507	251,550	2,798,229
Available for sale investments	11	253,157	151,014	609,862	1,515,340	896,383	167,448	3,593,204
Held to maturity investments	11	29,029	7,543	78,154	956	-	-	115,682
LIABILITIES								
Obligations under repurchase agreements	7	559,457	-	-	-	-	-	559,457
Time deposits and other time liabilities	18	3,946,542	2,432,029	3,913,833	827,802	128,756	371,225	11,620,187
Financial derivate contracts	8	235,652	145,905	283,404	580,829	703,285	988,959	2,938,034
Interbank borrowings	19	52,557	208,520	1,736,674	526,692	96,281	26,032	2,646,756
Debit Instruments issued	20	30,419	378	620,711	959,369	1,375,639	3,421,840	6,408,356
Lease obligations	15	1,177	76,333	52,074	14,561	20,734	8,045	172,924

(*)Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 430.
(**) Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$531,800, Mortgage MCh$45,292 and Consumer MCh$203,326.

	Notes	Up to 1 month	From 1 month to 3 month	From 3 month to 1 year	From 1 year to 3 year	From 3 years to 6 years	Over 6 years	Totals
		As of December 31, 2018						
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS								
Trading investments	6	36,261	470	19,002	22,027	4,573	4,605	86,938
Retro-purchase agreements and securities loans	7	109,467	-	-	-	-	-	109,467
Financial derivate contracts	8	120,361	102,992	178,826	263,595	279,427	423,756	1,368,957
Interbank loans (*)	9	65,398	16,685	17,437	242,187	-	-	341,707
Loans and accounts receivable from customers (**)	10	1,597,604	2,345,895	2,118,124	2,324,893	3,467,281	9,648,851	21,502,648
Commercial loans		1,393,660	1,878,806	2,026,381	1,737,154	2,241,514	5,109,543	14,387,058
Mortgages loans		2,544	1,021	3,876	18,192	103,965	4,316,229	4,445,827
Consumer loans		201,400	466,068	87,867	569,547	1,121,802	223,079	2,669,763
Available for sale investments	11	145,143	103,048	582,899	1,314,188	330,485	175,013	2,650,776
Held to maturity investments	11	27,012	18,238	153,660	-	-	-	198,910
LIABILITIES								
Obligations under repurchase agreements	7	1,015,614	-	-	-	-	-	1,015,614
Time deposits and other time liabilities	18	3,624,335	2,311,111	2,910,851	762,998	102,155	409,661	10,121,111
Financial derivate contracts	8	128,367	95,019	161,214	200,052	248,765	279,389	1,112,806
Interbank borrowings	19	231,419	446,436	1,151,959	337,465	100,455	59,989	2,327,723
Debit Instruments issued	20	2,449	23,261	668,648	868,994	1,125,037	3,321,735	6,010,124

(*)Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 463
(**) Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$463,771, Mortgage MCh$36,093 and Consumer MCh$168,849.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 177

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2019 and 2018

Note 38 – Foreign Currency

In the Consolidated Statements of Financial Position as of December 31, 2019 and 2018, assets and liabilities are included in local and foreign currency, as well as inflation-indexation adjustable and adjustable by the variation of the exchange rate, for the amounts indicated below:

As of December 31, 2019	Notes	CLP	UF	USD	COP	EUR	Other currencies	Ex rate adj	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	262,828	-	364,594	379,706	2,553	-	-	1,009,681
Cash items in process of collection	5	150,463	-	80,132	710	-	-	-	231,305
Trading investment	6	109,924	-	-	71,478	-	-	-	181,402
Investments under resale agreements	7	46,686	-	-	29,289	-	-	-	75,975
Financial derivative contracts	8	2,278,658	324,414	536,936	14,035	914	-	-	3,154,957
Interbank loans, net	9	-	-	35,753	20,452	-	-	-	56,205
Loans and accounts receivable from customers, net	10	5,722,955	8,749,298	3,492,562	4,397,334	841	-	10,648	22,373,638
Available for sale investments	11	1,600,147	1,023,726	124,310	845,021	-	-	-	3,593,204
Held to maturity investments	11	-	-	30,132	85,550	-	-	-	115,682
Investments in companies	12	11,166	-	-	3,772	-	-	-	14,938
Intangible assets	13	1,443,761	-	1,104	172,880	-	-	-	1,617,745
Fixed assets	14	35,648	-	422	21,892	-	-	-	57,962
Right to use assed under lease agreements	15	158,359	-	7,936	38,264	-			204,559
Current taxes	16	30,773	-	-	54,743	-	-	-	85,516
Deferred taxes	16	158,174	-	18,522	7,471	-	-	-	184,167
Other assets	17	284,599	91,456	359,198	47,924	-	-	270	783,447
TOTAL ASSETS		**12,294,141**	**10,188,894**	**5,051,601**	**6,190,521**	**4,308**	**-**	**10,918**	**33,740,383**
Deposits and other demand liabilities	18	2,255,736	2,855	534,005	2,079,465	1,387	-	-	4,873,448
Cash in process of being cleared	5	100,395	-	64,178	-	-	-	-	164,573
Obligations under repurchase agreements	7	499,136	-	-	60,321	-	-	-	559,457
Time deposits and other time liabilities	18	7,952,973	391,679	1,356,132	1,919,402	-	-	1	11,620,187
Financial derivative contracts	8	1,960,447	402,899	476,568	97,212	908	-	-	2,938,034
Interbank borrowings	19	-	-	2,563,630	83,126	-	-	-	2,646,756
Debt instruments issued	20	763,503	4,924,260	129,281	590,471	841	-	-	6,408,356
Other financial liabilities	20	12,956	10	-	-	-	-	-	12,966
Lease contracts liabilities	15	659	129,034	7,689	35,273	-	-	269	172,924
Current taxes	16	13	-	-	-	-	-	-	13
Deferred taxes	16	-	-	-	263	-	-	-	263
Provisions	21	111,796	-	-	82,311	-	-	-	194,107
Other liabilities	22	265,814	268,685	115,196	54,446	-	-	4,773	708,914
TOTAL LIABILITIES		**13,923,428**	**6,119,422**	**5,246,679**	**5,002,290**	**3,136**	**-**	**5,043**	**30,299,998**
Assets (liabilities), net		**(1,629,287)**	**4,069,472**	**(195,078)**	**1,188,231**	**1,172**	**-**	**5,875**	**3,440,385**

As of December 31, 2018	Notes	CLP	UF	USD	COP	EUR	Other currencies	Ex rate adj	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	223,099	-	449,437	299,458	15,686	-	-	987,680
Cash items in process of collection	5	195,640	-	119,725	226	2,861	206	-	318,658
Trading investment	6	44,157	-	-	42,781	-	-	-	86,938
Investments under resale agreements	7	91,510	-	-	17,957	-	-	-	109,467
Financial derivative contracts	8	972,693	66,989	226,561	102,709	5	-	-	1,368,957
Interbank loans, net	9	239,963	-	70,823	30,458	-	-	-	341,244
Loans and accounts receivable from customers, net	10	5,675,609	7,785,104	3,199,242	4,145,634	19,391	13	8,942	20,833,935
Available for sale investments	11	835,543	680,505	78,908	1,055,820	-	-	-	2,650,776
Held to maturity investments	11	-	-	122,372	76,538	-	-	-	198,910
Investments in companies	12	6,232	-	-	4,323	-	-	-	10,555
Intangible assets	13	1,432,361	-	1,308	180,138	-	-	-	1,613,807
Fixed assets	14	77,639	-	846	17,079	-	-	-	95,564
Current taxes	15	68,094	-	2,887	52,148	-	-	-	123,129
Deferred taxes	15	133,375	-	16,519	4,705	-	-	-	154,599
Other assets	16	259,802	7,787	164,724	121,619	7,467	36	-	561,435
TOTAL ASSETS		**10,255,717**	**8,540,385**	**4,453,352**	**6,151,593**	**45,410**	**255**	**8,942**	**29,455,654**
Deposits and other demand liabilities	17	2,058,537	4,214	444,668	1,785,581	7,418	57	-	4,300,475
Cash in process of being cleared	5	133,926	-	112,284	-	796	159	-	247,165
Obligations under repurchase agreements	7	363,789	-	6,834	644,991	-	-	-	1,015,614
Time deposits and other time liabilities	17	6,513,874	609,136	1,955,631	1,042,445	25	-	-	10,121,111
Financial derivative contracts	8	773,186	83,339	178,869	76,207	1,205	-	-	1,112,806
Interbank borrowings	18	-	5,863	2,279,817	39,859	2,170	14	-	2,327,723
Debt instruments issued	19	439,805	4,475,832	649,897	444,590	-	-	-	6,010,124
Other financial liabilities	19	12,390	10	-	-	-	-	-	12,400
Current taxes	15	528	-	-	663	-	-	-	1,191
Deferred taxes	15	-	-	454	17	-	-	-	471
Provisions	20	163,481	-	-	73,689	-	-	-	237,170
Other liabilities	21	239,172	133,106	69,900	49,508	2,509	-	27,597	521,792
TOTAL LIABILITIES		**10,698,688**	**5,311,500**	**5,698,354**	**4,157,550**	**14,123**	**230**	**27,597**	**25,908,042**
Assets (liabilities), net		**(442,971)**	**3,228,885**	**(1,245,002)**	**1,994,043**	**31,287**	**25**	**(18,655)**	**3,547,612**

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 | 178

Itaú Corpbanca and subsidiaries Notes to the Consolidated Financial Statements As of and for the years ended December 31, 2019 and 2018 Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2019 179 Note 39 – Subsequent Events Subsequent Events Appointment of Chief Executive Officer On January 9, 2020 it was communicated the decision made between Mr. Manuel Olivares Rossetti, the Board of Directors, and the main shareholders, to allow Mr. Olivares to serve as Chief Executive Officer of Itaú Corpbanca until January 29, 2020. The Board of Directors also agreed to appoint Mr. Gabriel Moura as the new Chief Executive Officer of Itaú Corpbanca, starting on January 30, 2020. Investment increase in Nexus S.A. On January 22, 2020 Itaú Corpbanca acquired 79,577 shares of Nexus S.A. corresponding to 1.91% of the total equity of this company, for an approximated amount of MCh$338. With this transaction the Bank’s participation increased to 14.81%. Sale of the investment in Itaú Casa de Valores Panama Itaú Comisionista de Bolsa Colombia S.A., a subsidiary of Itaú Corpbanca Colombia S.A., sold its investment in Itaú Casa de Valores S.A., a public limited company , domiciled in Panama, to LVM Holdings SpA, a company domiciled in Chile. The value of the transaction was determined at 1.5 times the price value of its equity as of January 23, 2020. Changes in the Board of Directors Itaú Corpbanca Colombia On January 27, 2020, the Shareholders’ Meeting of Itaú Corpbanca Colombia S.A. elected the following members of the Board of Directors: Gabriel Amado de Moura Cristián Toro Cañas Juan Echeverría González Mónica Aparicio Smith Roberto Brigard Holguín Others In the period between January 1 and February 27, 2020, date of issuance of these Consolidated Financial Statements, no other subsequent events have occurred that could significantly affect them. Roxana Zamorano Gabriel Moura Chief Accounting Officer Chief Executive Officer